Exhibit 99.2

2025 Integrated Annual Report Building Canada’s TRADE RESILIENCE Export Development Canada

Building Canada’s trade resilience As Canada’s export credit agency, EDC has played a unique and vital role in empowering Canadian companies to grow and thrive in global markets for more than 80 years. At a time of heightened economic volatility and trade uncertainty, we are not only continuing to stand tall for Canada—we are leaning in with renewed purpose. We are sharpening our focus on how we can contribute even more meaningfully to Canada’s trade priorities, by exploring new ways to help Canadian exporters and sectors scale their offerings and reach new global markets. About EDC Export Development Canada (EDC) is a Crown corporation dedicated to helping Canadian companies of all sizes succeed in global markets. We’re Canada’s export credit agency and a member of the Government of Canada’s international trade portfolio, with representations across Canada and around the world. Since 1944, we’ve equipped Canadian companies with the tools they need—trade knowledge, connections and financial solutions, including loans, equity and insurance—to grow their business with confidence. Underlying our support is a commitment to sustainable and responsible business, aimed at strengthening the way trade serves society and our planet. EDC is a financially self-sustaining Crown corporation operating at arm’s length from the Government of Canada. Land acknowledgement EDC’s head office in Ottawa, Ontario, is on the traditional, unceded territory of the Anishinaabe Algonquin Nation. We acknowledge that Indigenous peoples are the traditional guardians of all the lands we now call Canada. EDC honours the long history of trade between First Nations, Inuit and Métis peoples. We recognize this legacy as we collaborate with Indigenous peoples today to build new, inclusive trade frameworks in the spirit of reconciliation. 2 EDC 2025 Integrated Annual Report

Table of contents Introduction 4 Message from the Chair 5 Message from the President and CEO 6 Our purpose, strategy and values 7 About this report 8 Performance overview 9 Economic environment 10 Our impact on Canadian exporters and the economy 13 Performance against objectives 14 Passion for customers 19 Supporting exporters of all sizes 20 Markets of opportunity 25 Championing Canadian excellence and sectors of focus 29 Building Canada’s trade and productive capacity 38 Accelerating digitization 40 Partnering for progress 41 Sustainability 43 Sustainability strategy and governance 44 Engaging with stakeholders 47 Environmental and social risk management 49 Climate 50 Our commitment to responsible and sustainable business 51 Measuring our climate progress 52 Supporting the energy transition 53 Climate-related risk 53 Human rights 54 Our approach 55 2025 key initiatives 56 2025 highlights 57 Business integrity 58 Responsible business 59 Corporate governance 61 Board of Directors and executive team 65 Inclusion and caring 66 Inclusive trade 67 Inclusion, diversity, equity and accessibility 70 Talent programs 72 Community investment 73 Our global footprint 75 Forward-looking statements 76 Financial review 77 Management’s discussion and analysis 77 Consolidated financial statements 113 Ten-year review 167 Glossary of financial terms 175 3 EDC 2025 Integrated Annual Report

Introduction With its mandate to support and develop Canada’s export trade, EDC was built for moments like these. We aspire to help Canada become a more resilient, competitive and secure global trading nation.

Message from the Chair

In 2025, the far-reaching impact of tariffs and shifting global dynamics underscored the importance of trade to Canada’s wealth and prosperity.

others—Canada has the potential to be a global leader. In 2025, EDC supported more than 300 customers in the sector, facilitating $8.7 billion in business. This included support for major projects such as the Strange Lake rare earth mine in Quebec and the Lionheart lithium refining operation in Germany, which will engage multiple Canadian suppliers.

With an extensive history of supporting mining and major projects within the sector, EDC is well positioned to help Canada’s critical minerals sector realize its vast potential.

I would like to conclude by expressing gratitude to the Government of Canada for its leadership, collaboration and vision in 2025, which helped to guide our strategy and operations. And, in a year that was so consequential for EDC and Canadian trade, I would also like to thank my fellow Board members for their invaluable contributions, oversight and commitment.

EDC proved again that ours is an organization that steps up for Canada in the most challenging moments. With a strong foundation and clear vision, we will deliver even greater impact in 2026 and beyond.

Vivian Abdelmessih

Chair

As the Crown corporation mandated to support Canada’s exporters and investors, EDC played an instrumental role in the national strategy to address this complex economic environment.

I would like to first recognize our 2,200 employees, who demonstrated incredible agility in how they responded to the needs of Canadian companies.

I would also like to thank and congratulate Alison Nankivell, who, in her first year as President and CEO of EDC, led the organization with a clear sense of purpose and confidence.

This leadership and organizational agility were central to EDC’s launch of the Trade Impact Program (TIP) in early 2025. Built to support Canadian companies affected by market uncertainty, the program committed $5 billion over two years across a range of financing and insurance solutions. It constituted the largest trade-related support package available.

By the end of 2025, EDC had served 850 customers through TIP, with $1.8 billion in support. Belying those numbers is the impact this program had on companies that faced fundamental risks. In the export sectors hit hardest by tariffs—such as steel and aluminum, lumber and grain—TIP solutions enabled companies to continue selling to their clients, to maintain key business relationships and to remain competitive.

It afforded them stability amid uncertainty, and a foundation from which they could diversify and build future resilience.

It’s a testament to the strength of EDC that even while delivering on this new program, the organization continued to have a much broader impact on the Canadian economy.

EDC facilitated $135 billion in business, which supported an estimated $97 billion of gross domestic product (GDP), accounting for 3% of total Canadian GDP. This business volume also supported approximately 580,000 full-time equivalent jobs, representing 2.8% of national employment.

These numbers speak to EDC’s propensity for impact, a theme that’s reflected in the statistics and stories presented throughout this report.

Going forward, I know that we can be even more impactful for this country. The developments of the last year served to highlight how important it is that Canada become a more resilient, competitive and secure global trading nation.

In pursuing this goal, EDC can be a catalyst for growth in sectors that will be key to Canada’s future economic strength, such as critical minerals, energy and agri-food.

With critical minerals, for example—a sector that produces the essential elements for clean energy, defence and digital technologies, among

5	EDC 2025 Integrated Annual Report

Message from the President and CEO

The myriad geopolitical events that transpired in 2025 fundamentally and irrevocably changed the system of international trade.

accelerate the growth of this burgeoning sector while also contributing to Canada’s national defence and security strategy.

Much of Canada’s future economic success, though—whether it’s bolstering our most promising sectors or diversifying export markets—will hinge on our ability to build the infrastructure necessary to increase trade and productive capacity.

In 2025, we began collaborating with Team Canada partners including the Major Projects Office, Canada Infrastructure Bank and Canada Growth Fund on projects of national significance. We made infrastructure—the kind that helps exporters scale up and transport their goods—a key pillar of our strategy.

While this past year was challenging in so many ways, I firmly believe that the trade dislocation impacting our country has sparked a transformational opportunity.

Now, it’s up to EDC and our trade ecosystem partners to meet this defining moment in our history. Together, we can build Canada into a more resilient, competitive and secure trading nation.

Alison Nankivell

President and CEO

U.S. tariffs, in particular, revealed Canada’s economic vulnerabilities more starkly than even the pandemic.

This instability presented significant challenges to Canadian exporters and investors, and I couldn’t be prouder of how EDC employees mobilized to support them.

The organization took immediate measures to provide relief, including the launch of our $5 billion Trade Impact Program. Concurrently, we started evolving our strategy to reflect new trade realities, and to align more closely with the Government of Canada’s vision for this country.

Central to those efforts was the amplification of our market diversification strategy. While we’ve been building the playbook for diversification since our inception, exporters are now more motivated than ever to explore new markets.

Seizing on this momentum, we strengthened our international presence in 2025 with a new representation in Thailand, bringing our footprint in the Asia-Pacific region to 12 locations. Our expansion in the region, which began in earnest in 2023, enabled us to facilitate $1.8 billion more business than in 2024, and to sign four strategic business partnerships with some of the region’s most influential global corporates.

In addition, we laid the foundation for growth in Europe with a comprehensive strategy that will see EDC expand its presence there in 2026. As we’ve seen in the Asia-Pacific region, we expect to boost Canadian business by deepening in-market relationships, which we’ll leverage to create supply chain opportunities.

In alignment with Canada’s industrial strengths and future growth potential, we also reoriented our strategy around five key sectors: critical minerals, agri-food, digital industries, advanced manufacturing, and energy and energy transition.

EDC’s focused sectoral approach will emulate our prioritization of the cleantech sector more than a decade ago, which has proven to be highly effective. EDC is now a leading financier of cleantech in Canada, and in 2025 we served an all-time high of 548 customers, for a total of $8.3 billion in business facilitated. We also increased our focus on subsectors like nuclear and energy storage, which will figure prominently in the global energy transition.

Another step EDC took in 2025 to align with the Government of Canada’s priorities was to re-engage with the defence and security sector. By offering our support—in a manner that’s consistent with our human rights commitments—EDC can help

6	EDC 2025 Integrated Annual Report

Our purpose, strategy and values

Our aspiration

Our purpose

Make Canada and the world better through trade.

Our vision

Strategic priorities

Champion industries and exporters of the future

Broaden Canada's trade partners

Build Canada's trade and productive capacity

Core priorities

Enable strategy and deliver core business

Our values

How we work to achieve our vision

Passion for customers

We are driven by our purpose and committed to the success of our customers.

Integrity

We do the right thing, even when it's hard. We're honest, open, ethical, genuine and fair.

Sustainability

Inclusion

We recognize that it takes people with different ideas, strengths, interests and cultural backgrounds to succeed.

Caring

We care for people, and for their well-being and growth, beyond business.

7 EDC 2025 Integrated Annual Report

Our purpose, strategy and values Five years into our 2030 strategy, our focus remains on being there for our customers by strategically deploying more capital and being more intentional with our risk appetite—to help Canadian exporters reach new markets, and for Canada to become a more resilient, competitive and secure global trading nation. Against the backdrop of a volatile global trade landscape, we evolved our strategy in 2025 to meet the changing needs of Canada and its exporters. While our vision remains the same, the path to achieving it focuses on sectors where Canada can lead, the diversified markets where Canada can grow, and the infrastructure that will bring Canadian products and services to market. Our aspiration Our values Be a more resilient, competitive and secure global trading nation. How we work to achieve our vision Our purpose Passion Make Canada and the world better through trade. for customers Our vision We are driven by our purpose Canada will regain its standing as a leader in and committed to the success international trade, building a better and stronger of our customers. economic future for all Canadians. Integrity We do the right thing, even when Strategic priorities it’s hard. We’re honest, open, Champion industries and exporters of the future ethical, genuine and fair. Grow sectors where Canada will lead, with a focus on agri-food, energy and energy transition, critical minerals, advanced manufacturing and digital industries. Sustainability Broaden Canada’s trade partners We embed responsible and sustainable Pave the way for our customers to grow in new business practices into our work. geographies, with a focus on Europe and the Asia-Pacific region. Inclusion Build Canada’s trade and productive capacity Build the trade ecosystem that will enable future trade We recognize that it takes people prosperity, with a focus on trade-enabling infrastructure with different ideas, strengths, and productivity enhancements. interests and cultural backgrounds to succeed. Core priorities Enable strategy and deliver core business Caring Continue providing the financial and non-financial solutions that enable Canadian companies to build We care for people, and for resiliency, grow responsibly and succeed on the their well-being and growth, global stage. beyond business.

Our reporting suite

	2025 Integrated Annual Report	2025 Climate-Related Disclosure	2025 Human Rights Report	2025 Sustainable Bond Impact Report	2025 Report on Fighting Against Forced Labour and Child Labour in Supply Chains Act	2025 Sustainability Data Pack
Topics covered						
Corporate and sustainability performance	>					>
Sustainability integration with corporate strategy	>	>				
Sustainability policies	>	>	>			
Climate	>	>				
Human rights	>		>		>	
Sustainable bonds	>	>		>		

Additional publications

- 2025 Limited Assurance Report
- 2025–2029 Corporate Plan Summary
- FinDev Canada Annual Report
- 2025 Double Materiality Assessment Report

8 EDC 2025 Integrated Annual Report

About this report

Our integrated annual report combines standard reporting on corporate performance and financial metrics with sustainability performance and metrics, reflecting the importance of environmental, social and governance (ESG) matters to EDC’s business and core values.

The Financial Review section of this report includes the consolidated results of EDC and our wholly owned subsidiary, Development Finance Institute Canada Inc. (FinDev Canada). The information presented throughout the rest of the report pertains only to EDC, unless otherwise specified.

This report covers the fiscal year ended December 31, 2025. Our reporting currency is Canadian dollars.

Sustainability reporting framework

The sustainability-related disclosures in this report have been prepared with reference to the 2021 Global Reporting Initiative (GRI) Standards and the GRI Financial Services Sector Disclosures. Topics identified as part of our 2021 Materiality Assessment have continued to guide the content and scope of our reporting; however, in 2025 we conducted a double materiality assessment (see page 46), which will form the basis of future sustainability reporting.

External sustainability assurance

We have obtained independent third-party assurance over select 2025 sustainability metrics. Those metrics for which we obtained a limited assurance conclusion are marked with this symbol: ☑. Refer to the independent third-party limited assurance report on our website for more information.

Performance overview We help Canadian businesses adapt, plan ahead and stay competitive, even in the most unpredictable times.

Economic environment

2025 trade environment

The global economy faced significant headwinds in 2025, with growth stabilizing but remaining below long-term averages. The year was marked by persistent policy uncertainty, especially related to U.S. trade and fiscal policy and the ongoing impact of tariffs. Despite these challenges, the global economy avoided recession.

In the U.S., economic growth was forecast to have been 2.5% in 2025, exceeding estimates made when tariffs were announced. Businesses absorbed much of the tariff impact, keeping prices from surging and allowing consumer spending to hold up. However, policy uncertainty hit business and consumer confidence, and the labour market weakened as hiring slowed. After maintaining interest rates for longer than most of its peers, the Federal Reserve cut rates three times, beginning in September, bringing its target range to between 3.50% and 3.75%.

Canada’s economy narrowly avoided recession but felt the strain of trade policy headwinds. U.S. tariffs on Canadian exports affected consumer and business confidence. Business investment remained weak due to the uncertainty. While the overall labour market showed resilience, the situation differed between sectors, with more trade-exposed sectors experiencing a worse outlook.

Canada continued to benefit from a lower effective tariff rate than most U.S. trading partners, thanks to an exemption from duties for goods compliant with the Canada–United States–Mexico Agreement; however, key export sectors of the Canadian economy were impacted by U.S. sectoral tariffs. These included motor vehicles and parts, copper products, and steel and aluminum products. Through the first 11 months of 2025, Canadian goods exports were essentially unchanged compared to the same period in 2024. For that same period, goods exports to the U.S. fell by nearly 4%, while exports to non-U.S. markets increased by almost 16%.

The Canadian economy is forecast to have grown by 1.5% in 2025. While inflation stayed close to its target band, a weak outlook for the economy in the face of tariffs and trade policy uncertainty led the Bank of Canada to support growth by cutting interest rates three times, bringing its target rate to 2.25% by the end of 2025.

China’s economy was on track to meet the government’s target of “around 5% GDP growth” for 2025. This was driven by strong export resilience and by moves made to adjust its exports away from the U.S. and toward other markets. However, persistent domestic deflation due to overcapacity and weak domestic consumption remain structural challenges, despite targeted government support measures.

Europe’s outlook in 2025 was more subdued, with the Eurozone forecast to have grown by 1.4% as France and Germany faced political instability, weak domestic demand and a weaker export picture. In France, the government’s failure to pass a budget hit confidence and allowed the fiscal picture to continue to deteriorate. Germany’s decision early in 2025 to borrow more than 1 trillion euros for defence, infrastructure and energy security will gradually provide a boost to the economy over the medium term.

Commodity markets reflected these macro trends: oil prices fell by about 15% in 2025 compared to 2024, averaging around US$65 per barrel, while gold prices surged to record highs, averaging more than US$4,000 per troy ounce in late 2025, driven by safe-haven demand amid policy uncertainty. The Canadian dollar averaged US$0.72 in 2025 as the impact of tariffs was offset by broader concerns related to U.S. policies, which saw the U.S. dollar lose ground against most major global currencies.

10	EDC 2025 Integrated Annual Report

  Global long-term trends

Geopolitical risks remain elevated

Risks remain elevated as competition between superpowers and middle powers increases. The U.S. imposed tariffs on most of its trading partners, including Canada, and reached trade agreements with several countries over the course of 2025. The Canada–United States–Mexico Agreement will likely be reviewed in 2026. Overall, the trend has been toward greater protectionism and increased trade barriers.

Tariffs are increasing the cost of doing business for exporters and pushing Canadian companies to actively consider diversifying their business to other countries in addition to the U.S. At the same time, the ongoing Russia–Ukraine conflict is affecting European and global energy markets. Conflict in the Middle East is creating challenges, and shipping fleets are being routed away from the region, increasing costs. Tensions related to Taiwan risk disrupting global supply chains in key sectors, such as chip manufacturing.

As geopolitical risk remains elevated and new theatres of competition evolve (for example, Arctic security), countries are increasing their military spending and working with like-minded partners to build resilient supply chains.

Broaden Canada’s trade partners is a core pillar in EDC’s 2030 strategy. Learn about our plans on page 25.

Global trade is evolving

Contrasting trends are at play in global trade, with protectionist and liberalizing forces evident in different markets and regions. Import restrictions and technical trade barriers are increasing, while regional trade agreements are also on the rise. While the news has often focused on the restrictive and protectionist measures, the rise in trade-facilitating policies has actually outpaced restrictive ones, and countries are increasingly trading within their geopolitical blocs. So, while the short-term outlook for trade is challenging, the medium- to long-term trend remains positive.

Many regions are seeking reliable partners to meet their growing needs for energy and food security, advanced technologies and resilient manufacturing capacity. As nations work to secure stable supply chains and reduce their exposure to geopolitical volatility, demand is rising for resources and expertise in areas such as agri-food, energy and critical minerals—sectors in which Canada has notable strengths.

Countries are also placing greater emphasis on defence, security and sovereignty. This is further contributing to the drive toward securing access to critical minerals as well as building domestic industrial capacity and strengthening supply chains with trusted suppliers.

We are focused on the sectors where Canada can lead, the diversified markets where Canada can grow, and the infrastructure that will bring Canadian products and services to market. See page 7.

Population growth is driving up food demand

The growth in the global population—projected to reach nearly 10 billion by 2050—will require a 50% to 70% increase in food production. The growing middle class, rapid urbanization and shifting dietary trends in various markets in the Asia-Pacific region, Europe and Latin America are creating new opportunities for Canadian exporters.

Canada’s strengths are rooted in its abundance of high-quality agricultural products—such as pulses, peas, lentils, canola, wheat, cattle and hogs—combined with strong capabilities in seafood, meat and meat processing, and dairy. Value-added activities are increasingly shaping the agri-food sector’s economic footprint. Processing, packaging and marketing of agricultural products will not only enhance product value but also drive innovation and strengthen the overall competitiveness of the industry.

As nations prioritize food security, we are helping Canadian agri-food exporters to diversify beyond traditional markets and into high-growth regions. See page 30.

Race for critical minerals is heating up

Global demand for critical minerals, such as lithium, nickel, cobalt and graphite, is increasing significantly. These are the minerals essential for a low-carbon and digital economy. While Canada can fulfil some of the demand—due to our abundant critical minerals resources, deep technological expertise and strong environmental record—we will also need to invest in mining production and processing and in technologies like mineral recycling. In addition, critical minerals producers are seeking technologies to decarbonize their operations.

To accelerate Canadian competitiveness in critical minerals, we have developed a strategy that aligns with Canada’s Critical Minerals Strategy. See page 35.

Strong case for energy transition investments

As nations navigate rising geopolitical volatility and growing energy demand, energy security has become a strategic priority. This is driving demand for both conventional energy supplies, such as liquefied natural gas (LNG), and alternative energy sources such as renewables, hydrogen and nuclear.

At the same time, steps to limit the impacts of climate change will affect all sectors in Canada, and actions to achieve net zero by 2050 could accelerate growth in sectors that support the low-carbon economy. The investments required to limit global warming are estimated to range anywhere from $1 trillion to $3 trillion annually.(1) The world will need to rapidly transition how it generates, stores, transmits and distributes electricity. What’s more, the integration of artificial intelligence (AI) in the cleantech industry has the potential to revolutionize the way energy is generated, distributed and consumed—from reducing emissions and optimizing grids to advancing scientific discovery and climate modelling.

Building on our long-standing focus on cleantech, we are expanding into emerging subsectors driven by the global energy transition. See page 31.

Sovereign debt has reached an all-time high

Debt levels have reached an all-time high across many global markets. Higher interest rates will pressure carrying costs, diverting fiscal resources toward debt repayment and potentially stalling investment in new projects. High levels of debt may lead to defaults in some countries, particularly if investors doubt the

(1) Source: Energy Transitions Commission

country’s ability to service its debt and start selling off government bonds. This issue is no longer confined to emerging markets; in developed markets, governments continue to run budget deficits as spending on security, pensions, health and climate change is all increasing. Canada’s fiscal position allows it to invest in trade-enabling infrastructure that supports long-term growth and competitiveness.

Build Canada’s trade and productive capacity is a new pillar in our 2030 strategy. Learn about our plans on page 38.

The full impact of AI is still unknown

Investment in AI is booming; however, as with earlier technological innovations, it will take time to see its full impact on productivity and economic growth. What’s clearer is that short- to medium-term gains may be distributed unequally and could disrupt established labour market trends. Even if this does not come to pass, many workers are anxious about the future of work, and many employers are pushing AI adoption. That anxiety can have big consequences at the ballot box, which could play out in dramatic fashion, both at home and abroad, making domestic political disruptions more commonplace.

Our vision is to drive responsible AI adoption, where technology amplifies human potential. See page 40.

Strategic risk-taking to support our customers

These trends represent not only opportunities for Canadian exporters, but also the principal risk drivers shaping EDC’s strategy and risk appetite.

As Canada’s export credit agency, EDC is in the business of taking risks. Our global business activities expose us to a wide variety of risks—financial, operational and strategic—across a diverse economic and political landscape.

As we seize new business opportunities, we remain vigilant in our efforts to identify and anticipate risks and manage them appropriately. We have established risk management and governance systems that enable us to effectively manage risks we choose to take. See page 59.

Our impact on Canadian exporters and the economy

EDC, in collaboration with Statistics Canada, conducted an impact study in 2024 to better understand the value of our support to Canadian exporters. This was the second such study by EDC, aimed at enhancing our impact measurement and reporting. It replaced the previously reported Canadian Benefits scorecard, aligning with EDC’s 2030 strategy and evolving business needs.

Our customer impact study evaluates the causal impact of EDC’s support on our customers’ business performance indicators, including revenue, employee productivity and employment. The 2024 study indicates a significant positive impact. Canadian exporters receiving EDC support between 2010 and 2022 generated 23% more revenues, had 16% higher employment and experienced 6% greater employee productivity(1) compared to similar exporters who were not EDC customers.

These results are consistent with the estimates provided by our first impact study in 2023. The impact study is subject to caveats on data limitations and methodological assumptions. The 2025 impact study is currently underway. EDC is partnering with Statistics Canada on improving the methodology, optimizing data inclusion and refining assumptions, which may affect future study results. We are also working closely with our peers in the Canadian government ecosystem to align methodologies where possible.

Methodology

The 2024 impact study reviewed data from 2010 to 2022. Statistics Canada compared EDC-supported exporters with non-EDC exporters. Statistics Canada used appropriate statistical techniques to ensure that the comparison group was as similar to the EDC customer group as possible to better isolate EDC’s causal impact.

Macroeconomic impact

We also regularly monitor our support for the Canadian economy through macroeconomic indicators. In 2025, EDC supported $135 billion in trade and business volumes. This supported an estimated $97 billion of gross domestic product (GDP) and approximately 580,000 full-time equivalent jobs—equivalent to 3.0% of total Canadian GDP and 2.8% of national employment.

The methodology used to estimate macroeconomic impact is undergoing revisions. EDC is also collaborating with Business Development Bank of Canada and Farm Credit Canada to exchange ideas, align methodological practices where possible and ensure that our impact estimates are grounded in best-in-class techniques.

EDC’s support to the Canadian economy(2)

	$

	2025

EDC total business volume ($B)		135

Canadian GDP facilitated by total EDC volume ($B)		97

Share of total Canadian GDP (%)		3.0

Number of jobs facilitated by total EDC volume		580,000

Share of total Canadian employment (%)		2.8

Source: EDC estimates using impact multipliers published by Statistics Canada. Canadian GDP and labour force data is sourced from Statistics Canada.

(1)	Employee productivity is defined as a company’s total revenue divided by its total number of employees.

(2)

The estimation of GDP and jobs supported is based on supply use tables and multipliers estimated by Statistics Canada. The estimates may not align with estimates reported in previous years due to revisions in the supply use tables published by Statistics Canada. Both GDP and jobs supported estimates include direct and indirect (supply chain) support. Furthermore, we are reviewing our methodology to estimate our supported GDP and jobs impact. As a result, future GDP and jobs supported estimates may not match the estimates from previous years.

13	EDC 2025 Integrated Annual Report

Performance against objectives

^ Exceeded
✓ Met
✕ Not met

Business measures

Business facilitated ($B)

$135.0

2025 plan: 125.0–135.0
2024: 124.2[(1)]
YoY change: 9%

STATUS: ✓

YoY change: 9%
150
120
90
60
30
0
2024
2025

Asia Pacific business facilitated ($B)

2025:	14.8	2024:	13.0
2025 plan:	16.5–17.5	YoY change:	14%

STATUS: ✕

Business facilitated in the cleantech sector ($B)

STATUS: ✓

[(1)] The comparative amount has been restated.

Customers served

23,980

2025 plan: 27,500–32,500
2024: 27,873
YoY change: -14%

STATUS: ✕

YoY change: -14%
30,000
26,000
22,000
18,000
14,000
10,000
2024
2025

Medium-sized financial customers served

2025:	1,228
2025 plan:	1,250–1,350
2024:	1,175
YoY change:	5%

STATUS: ✕

Customer-related measure

Net Promoter Score

80.1

2025 plan: 65.7–77.8
2024: 75.8

STATUS: ^

80
76
72
68
64
60
2024
2025

Financial measure

Productivity Ratio

44.4%

2025 plan: 40.5%–44.5%
2024: 40.8%

STATUS: ✓

2,000
1,500
1,000
500
0
($M)
Net revenue
Expenses
2024
2025

Performance against objectives Exceeded Our business measures scorecard demonstrates accountability and progress toward Met select corporate objectives that align closely with our strategic focus and values. Not met Business measures Asia Pacific business facilitated ($B) Business facilitated ($B) 150 YoY change: 9% 2025: 14.8 2024: 13.0 120 2025 plan: 16.5–17.5 YoY change: 14% STATUS: NOT MET $135.0 90 2025 plan: 125.0–135.0 60 2024: 124.2(1) Business facilitated in the cleantech sector ($B) 30 2025: 8.3 2024: 9.8(1) YoY change: 9% 0 2025 plan: 7.5–9.0 YoY change: -15% STATUS: MET 2024 2025 STATUS: MET (1) The comparative amount has been restated. Customers served 30,000 YoY change: -14% 26,000 Medium-sized financial customers served 22,000 23,980 2025: 1,228 2025 plan: 1,250–1,350 2025 plan: 27,500–32,500 18,000 2024: 1,175 2024: 27,873 14,000 YoY change: 5% YoY change: -14% 10,000 STATUS: NOT MET 2024 2025 STATUS: NOT MET Customer-related measure Net Promoter Score 80 76 80.1 72 2025 plan: 65.7–77.8 68 2024: 75.8 64 CEEDED 60 STATUS: EX 2024 2025 Financial measure Productivity Ratio 2,000 Net revenue 44.4% 1,500 $ M) 1,000 2025 plan: 40.5%–44.5% ( Expenses 2024: 40.8% 500 STATUS: MET 0 2024 2025

14	EDC 2025 Integrated Annual Report

Total business facilitated

Through our range of financial solutions, we supported $135 billion in exports, foreign investment and trade development activities in 2025. This included $14.8 billion in business facilitated in the Asia-Pacific region, compared to $13 billion in 2024. The volume for the Asia-Pacific region in 2025 was short of the initial Corporate Plan objective of $16.5 billion to $17.5 billion but reached the internal 14% growth objective recalibrated at the end of 2024 based on current market conditions. The slower growth against the Corporate Plan objective can be attributed to geopolitical uncertainties delaying drawdowns and/or customer investments and longer lead times for building relationships in the region.

Our insurance program helped more than 6,800 customers close approximately $109 billion in export sales with over 122,000 buyers around the world. More than 80% of this business was credit insurance, which helps companies mitigate credit risk and leverage their receivables with financial institutions to unlock more short-term financing. This insurance helps companies build a stronger and more sustainable economic future by allowing them to conduct business in markets with more risk than they would normally operate in.

In addition, our financing activities delivered approximately $26 billion in new financing to Canadian customers and their foreign trading partners. We earned $3.6 billion in loan revenue and net guarantee fees, which was lower than in 2024, mainly due to lower interest rates as well as a decrease in the average size of the loan portfolio in 2025.

Net Promoter Score

The Net Promoter Score (NPS) is a measure of customer experience that helps to evaluate customer satisfaction and loyalty by assessing the customer’s likelihood of recommending EDC to a business associate.

In 2025, EDC achieved an NPS of 80.1, the highest result in the past five years, surpassing last year’s score of 75.8. EDC’s result is among the top 10 percentile of North American business-to-business companies. This year’s result reflects enhancements we made to our financial solutions in response to tariff uncertainty. These included the launch of the Trade Impact Program, a two-year program that will ensure exporters in key sectors—such as steel and aluminum, lumber and grain—are supported into the future by facilitating an additional $5 billion in support for eligible companies across a range of products, aiding them with managing currency fluctuations, protecting the shipment of goods and providing more access to working capital to help them navigate tariff-related economic challenges. EDC also provided targeted risk management guidance, supported by dedicated webinars and the U.S. market intelligence hub, helping thousands of customers who attended these webinars to navigate and mitigate tariff-related risks.

Our NPS improved across all segments compared to 2024, with the most significant gains occurring in small and medium-sized companies, underscoring the strength of our relationship management approach and improved access to our solutions.

The 2025 NPS results reaffirm that EDC continues to deliver exceptional service and is well positioned to support customers through complex and rapidly evolving economic and political environments.

Productivity Ratio

The Productivity Ratio (PR), the ratio of administrative expenses to net revenue, captures how well we use our resources and ultimately how we manage our costs. In 2025, our PR was 44.4%, which was within our planned range of 40.5% to 44.5%. This means that 44.4 cents of every dollar that we earn goes toward our expenses, with the remaining 55.6 cents available to grow our capital base and support our financing and insurance portfolios.

The 2025 PR of 44.4% marked an increase of 3.6% from 2024, mainly due to higher realized losses on our investment portfolio and an increase in our administrative expenses, resulting from salary and benefit costs associated with higher headcount as well as increases in professional services and system costs, partially offset by a decline in pension benefit expense as a result of asset growth in 2024.

Customers served

EDC continued to provide expert knowledge in addition to our financial solutions, which resulted in 23,980 customers served in 2025. However, due primarily to fewer small-sized (those companies with less than 100 employees) financial customers served than in 2024, this was lower than our planned objective of 27,500 to 32,500 total customers served.

EDC remains committed to providing financial solutions that meet our customers’ evolving needs. In 2025, the number of financial customers declined by 21%, dropping from 17,447 in 2024 to 13,782 in 2025. This decrease was largely driven by small-sized companies, which saw financial customers fall 26%, from 13,496 in 2024 to 10,005 in 2025. Small-sized companies benefit specifically from EDC’s efforts to reach more small exporters by scaling our solutions through our partners. In 2025, the drop in financial customers was primarily due to the wind-down of a program, which saw EDC insuring the loans and cash advances made by one of our key private sector partners. The program was a major success, increasing our financial customer base from 1,500 to 5,000 since 2020. If customers from this program are excluded, EDC’s financial customer count of small-sized companies decreased by only 1%, from 8,572 in 2024 to 8,457 in 2025. We continue to work diligently to scale our working capital guarantee offerings, expanding access for more small businesses through a simple and seamless experience.

15	EDC 2025 Integrated Annual Report

While EDC supports Canadian businesses of all sizes throughout their export journey, our 2030 strategy places a strong focus on accelerating the growth of medium-sized companies (those with 100 to 499 employees). In 2025, EDC served 1,228 medium-sized financial customers, coming in just under our target range of 1,250 to 1,350 customers. Despite being just below our target, 2025 saw an increase of 5% over 2024. This increase was primarily driven by growth in both our portfolio credit insurance and international trade guarantees, largely due to an uncertain business environment that prompted customers to seek immediate solutions to mitigate risk and manage short-term working capital needs.

The customers served measure is the count of unique companies we transact with over a 12-month period. We consider a customer to be one that provides us with either financial payment or information on their company that goes above and beyond publicly available information, allowing us to expand our offerings to these companies in support of their international growth.

Business facilitated in the cleantech sector

EDC remains steadfast in its commitment to the cleantech sector, continually monitoring and reporting on the business facilitated within this industry. This measure represents the amount of cleantech business EDC supports through our financial solutions. In 2025, we facilitated $8.3 billion in business activity in the cleantech sector, which falls within our target range of $7.5 billion to $9.0 billion. While the cleantech sector continues to face challenges, with companies postponing or readjusting strategies due to economic conditions and tariffs, which in turn has slowed some of EDC’s anticipated projects, we have been able to grow our customer base to a new record level.

Since making this sector a corporate priority in 2012, EDC has facilitated close to $60 billion in cleantech exports and has become a leading financier of Canada’s cleantech industry. Going forward, we do expect demand for clean energy to continue to grow, driven by the energy transition and the need for more sustainable technologies, which in turn is likely to increase our support for the sector.

Capital demand

Capital demand(1) focuses on risk-taking and tracks the increased use of capital. The measure ended the year at $3.8 billion and met the 2025 Corporate Plan range of $3.7 billion to $4.1 billion.

(1)

Measure reflects capital demand for business exposures (financing, investments, and insurance and working capital solutions) and excludes impact from other capital components such as market risk, pension plan risk and FinDev Canada.

16	EDC 2025 Integrated Annual Report

Sustainability scorecard

Met: Performance met set target. In progress: Efforts are ongoing toward achieving the target. Not met: Performance did not meet set target. On track: Progress is aligned to achieve the set target in the near future. No change: No significant change in performance year-over-year. Increase YoY: Increase in performance year-over-year (metrics without targets). Decrease YoY: Decrease in performance year-over-year (metrics without targets). Sustainability topic Metric Target 2025 2024 2023 Progress Environment No change Environmental Carbon-intensive financing exposure(1)(2)(3) $6.6B $6.6B $6.9B impact of In the portfolio 2030 Reduction in emissions per 37% reduction 24% 20% -8% progress climate passenger kilometre from airlines by 2030 target financing portfolio On track Reduction in loan-weighted 15% reduction 34% -25% 37% production volume in upstream by 2030 oil and gas portfolio(4) On track Shift in production from oil to 3% shift in 15% 7% 6% gas in upstream oil and gas composition of financing portfolio production from oil to gas by 2030 Decrease Operational Operational GHG emissions (tCO e)(5)(6) 2,638 3,271 2,408 YoY 2 environmental Met footprint Carbon offsets and renewable energy Purchased and Yes Yes Yes certificates (RECs) retired carbon offsets and RECs to compensate for operational emissions No change Sustainable/ Cumulative amount of green bonds issued $3.8B $3.8B $2.4B transition Decrease finance Renewable energy produced through green bond 209,991 753,449 254,086 YoY proceeds (MWh) Business facilitated classified as sustainable finance $5.3B — — N/A Percentage of business facilitated classified as 25% — — N/A sustainable finance

(1)	EDC’s assets are primarily denominated in U.S. dollars; as such, exposure values presented have been restated to reflect the foreign exchange rates prevailing during the 2018 baseline year.

(2)	Values are based on EDC’s consolidated financial results, which include FinDev Canada.

(3)

EDC has identified sectors as carbon intensive based on whether industrial facilities in the sector emit more than an average of 500 kilotonnes (kt) of carbon dioxide equivalent (CO2e) per year in Canada, based on Scope 1 GHG emissions data reported to Environment and Climate Change Canada’s Greenhouse Gas Reporting Program, as well as annual reporting from major Canadian airlines. The 500 kt CO2e/year quantum served as a sectoral screening threshold to identify the primary sectors of focus from a carbon intensity perspective. Transaction-level due diligence related to climate change is undertaken as outlined in EDC’s Due Diligence Framework: Climate Change.

(4)	Historical results for 2024 upstream oil and gas financing portfolio have been restated to account for higher-quality historical data obtained in 2025.

(5)

Operational emissions are defined as the sum of emissions from Scope 1, Scope 2 (location-based) and Scope 3 business travel emissions. Market-based Scope 2 emissions are 0 tCO2e for the reporting period. For detailed information on calculation methodology of GHG emissions, please refer to the 2025 Climate-Related Disclosure.

(6)	Historical results for 2024 have been restated for retrospective updates to emissions factors and corrections to activity data classifications.

17	EDC 2025 Integrated Annual Report

Met In progress Not met On track No change Increase YoY Decrease YoY Sustainability topic Metric Target 2025 2024 2023 Progress Social Met Customer Net Promoter Score 65.7–77.8 80.1 75.8 74.1 experience and product & service innovation Increase Human rights Percentage of transactions that underwent enhanced 19.7% 17.8% 15.5% YoY human rights risk screenings Increase Number of non-project related transactions that 401 395 378 YoY underwent enhanced human rights risk screenings(1) Met Inclusion, Percentage of leadership roles held by women(2)(3) 50% women 50% 50% 51% diversity and equity by 2025 Not met Percentage of leadership roles held by 25% visible 22% 21% 20% visible minorities(2)(3) minorities by 2025 Decrease Wage parity ratio (women : men) 98.7% 98.8% 98.8% YoY Decrease Financial access Small businesses served with financial and 16,716 20,030 17,423 YoY and inclusion non-financial solutions Increase Inclusive trade—Volume of business facilitated (women, $2.7B $2.5B $1.9B YoY Indigenous, Black, 2SLGBTQI+, racialized communities, persons with disabilities)(4) Decrease Inclusive trade—Number of financial and non-financial 3,032 3,944 4,358 YoY customers served (women, Indigenous, Black, 2SLGBTQI+, racialized communities, persons with disabilities)(4) Decrease Amount spent on contracts with diverse suppliers $6.1M $6.5M $5.6M YoY Decrease Community Number of hours volunteered by employees and 5,829 8,737 4,904 YoY impact Board members(5) Increase Total community donations made by EDC and $475,448 $280,493 $381,128 YoY EDC employees Governance Increase Sustainability Women on EDC’s Board of Directors 64% 58% 45% YoY oversight Decrease and corporate Percentage of Board of Directors who hold 73% 75% 82% YoY governance a Global Competent Boards designation On track Compliance Percentage of employees who completed 100% 98% 100% 100% and ethics EDC’s Code of Conduct training(6) Met Percentage of relevant employees receiving 100% 100% 100% 100% financial crime training(6)(7) Decrease Environmental Number of transaction turndowns due to 25 36 40 YoY and social risk ESG-related risks in early-stage review(8) due diligence Decrease Number of transaction turndowns due to 4 13 16 YoY ESG-related risks during formal decision-making committee stage(8)

(1)

A non-project related transaction is one that does not fit the definition of a project-related transaction as described under the Scope section of EDC’s Environmental and Social Review Directive. Enhanced human rights risk screenings are described within EDC’s Human Rights Risk Management Guideline.

(2)	Results are based on responses received from the self-identification survey.

(3)	Leadership is inclusive of all people managers and executives.

(4)	Prior year number of customers served and business facilitated are occasionally restated due to updated business classification for inclusive trade–eligible companies.

(5)	In 2024, employees volunteered significantly more hours than in other years due to Community Investment Day being hosted in conjunction with EDC’s biennial employee conference.

(6)	Completion rate is net of adjustments.

(7)	“Relevant employees” includes all new hires and any employees who changed roles in the year.

(8)	As there are many factors that may cause an occurrence of a turndown, ESG-related turndowns are due in whole or in part to environmental, social or governance-related risks.

18	EDC 2025 Integrated Annual Report

Passion for customers We’re passionate about helping companies turn trade uncertainty into global opportunity and new heights of success.

Supporting exporters of all sizes

Canadian exporters are at the heart of our strategy and organizational model. We serve companies across all segments of the Canadian economy, tailoring our solutions to their size and where they are on their export journey.

Micro and small companies

Supporting micro and small businesses remains an important part of EDC’s mandate. In 2025, we served 10,005 small businesses, with 59% of those businesses accessing financial products through their financial institutions and other partners. Our goal is to empower them to realize their international growth potential.

Tariffs and trade uncertainty were especially punishing to this customer segment in 2025. To help companies, we continued to scale our support and improve efficiency, making it easier and faster for them to access the knowledge, tools and financing they needed to confidently pursue international opportunities.

Through digital resources like MyEDC—as well as financial solutions such as trade credit insurance and working capital guarantees delivered in partnership with Canadian financial institutions—we helped customers mitigate risk and unlock capital for expansion. Our ecosystem approach ensured that companies could access support through multiple channels, including financial institutions, trade partners (Startup Canada and MaRS Discovery) and Team Canada partners.

20	EDC 2025 Integrated Annual Report

Supporting Canadian exporters in times of uncertainty

Since early 2025, Canadian companies have faced increased uncertainty and higher costs due to the lack of predictability in the U.S. market and the highly interconnected nature of supply chains between the two countries.

Timely digital resources and market intelligence

In total, EDC:

- Served individuals at approximately 10,000 companies through their MyEDC account
- Added 11 new webinars, watched by 6,000 individuals
- Answered 900 questions through the Export Help Hub
- Published more than 100 Trade 101, sector-specific and economics articles, viewed by 2,259 unique visitors
- Posted freight forwarder profiles in EDC's Inlist solution, accessed by more than 660 unique digital visitors
- Provided content and services leveraged by individuals at 1,700 exporting companies, through our partnerships with the Forum for International Trade Training, MaRS Discovery District, StrikeUP, Startup Canada and the Trade Accelerator Program

Our growing role

At the same time, we have established ourselves as an important source of intelligence and information for public sector decision-makers. Through our exporter pulse survey, we were able to gauge in real time how Canadian exporters were being impacted by tariffs and their perceptions of the fast-changing landscape, and then identify additional support they may require.

$1.8 billion in TIP transactions

21 EDC 2025 Integrated Annual Report

Supporting Canadian exporters in In total, EDC: times of uncertainty • Served individuals at approximately Since early 2025, Canadian companies have faced 10,000 companies through their MyEDC account increased uncertainty and higher costs due to the lack • Added 11 new webinars, watched by of predictability in the U.S. market and the highly 6,000 individuals interconnected nature of supply chains between the • Answered 900 questions through the Export two countries. Help Hub Small and medium-sized businesses told us they • Published more than 100 Trade 101, sector-expected to be disproportionately affected by the specific and economics articles, viewed by market volatility and potential tariffs. In anticipation of 2,259 unique visitors heightened demand for EDC knowledge and financial products, we moved quickly to help companies both • Posted freight forwarder profiles in EDC’s Inlist weather the storm and seize new opportunities outside solution, accessed by more than 660 unique North America. digital visitors Leveraging our existing financial solutions and • Provided content and services leveraged by increased risk appetite, we launched the Trade Impact individuals at 1,700 exporting companies, through Program (TIP) in March 2025. Through the program, our partnerships with the Forum for International EDC is prepared to facilitate an additional $5 billion Trade Training, MaRS Discovery District, StrikeUP, in support over two years for eligible Canadian Startup Canada and the Trade Accelerator Program companies across a range of products to help them Our growing role navigate economic challenges. At the same time, we have established ourselves as an Canadian exporters and investors also continued to important source of intelligence and information for benefit from EDC’s core suite of solutions, including an public sector decision-makers. Through our exporter expanded range of lending products, as well as equity pulse survey, we were able to gauge in real time how investments, business connections and market Canadian exporters were being impacted by tariffs and intelligence. We continually evolve our solutions to their perceptions of the fast-changing landscape, and adapt to the changing needs of Canadian exporters. then identify additional support they may require. Timely digital resources and market intelligence We recognize that the longer companies are exposed We launched a support page on our website to point to market uncertainty, the more our role will grow. affected Canadian customers to relevant EDC solutions As this dynamic environment evolves, EDC remains and added a U.S. market intelligence hub. committed to staying agile, monitoring areas of greatest need, working with public and private sector partners and leveraging our own solutions to support Canada’s exporters going forward. $1.8 billion in TIP transactions Through the Trade Impact Program, EDC has acted as a catalyst for the broader Canadian financial sector, taking on the additional risk needed for companies to continue operating with financial security. The staying power of EDC’s support for customers in good times and bad remains critical to the role we play in filling market gaps for the benefit of Canadian companies. By the end of 2025, EDC had signed 4,039 transactions serving 850 customers, totalling approximately $1.8 billion.

Medium-sized companies

Medium-sized companies are the engine of Canada’s trade growth. By boosting their global competitiveness and helping them diversify into new markets, we also spur greater trade for Canada.

Delivering financial solutions, providing advisory services and facilitating business connections are at the core of our value proposition for medium-sized companies. Amid the trade uncertainty of 2025, we stayed closely connected with our customers, helping them address challenges and adapting some of our policies and programs to meet their pressing needs for insurance and financing solutions. These actions contributed to a 7% increase in the number of medium-sized customers served (financial and knowledge products) and to strong NPS results.

Building on four years of experience and insights, we also made longer-term adjustments to our approach. For example, we broadened our coverage model to include businesses with higher annual revenues. Companies in this upper mid-market space tend to be more complex and to operate across more regions, and they are often better prepared to export globally in a meaningful way. This strategic shift enables us to help them grow their global impact and nurture the next generation of large companies.

We adopted a more targeted approach to deploying our growth capital solutions with a strong focus on medium-sized companies that have the capacity and aspiration to scale internationally. Our solutions encompass direct loans and equity investments, including co-investments with qualified partners to mobilize private capital. Our goal is to help medium-sized exporters access the capital they need to grow their businesses internationally, while remaining Canadian owned.

$17.1 billion

in business facilitated for medium-sized companies

Putting customers’ needs first, by segment

Micro/small	Medium	Large
<100 employees	100–499 employees	>500 employees

Our value proposition

Micro/small	Medium	Large
Fast • Efficient • Digital	High-touch • Customized	Partnerships • Unique financial tools

Sustainability vision

22	EDC 2025 Integrated Annual Report

Strategic international business relationships

Business Connections Program

708
introductions in 2025, of which 406 were to medium-sized exporters

$175 million
in signed contracts for Canadian companies, including $162.9 million in signed contracts with medium-sized exporters

Connection Financing

Connection Financing is the key driver of our Business Connections Program. We offer competitive financing to international businesses in exchange for their commitment to consider Canadian suppliers when procuring goods and services.

20 Connection Financing relationships, with more than $1.7 billion in business facilitated in 2025

Market Leaders Partnership Program

4 new MLP relationships signed in 2025, for a total of 10 in the Asia-Pacific region

23 EDC 2025 Integrated Annual Report

Strategic international business relationships Through formal programs and established relationships with select large and international clients, EDC helps open doors to new trade opportunities for Canadian companies. Business Connections Program The Business Connections Program connects Canadian companies in priority sectors with leading international buyers. We develop a deep understanding of the companies in our program in order to match Canadian capabilities to buyers’ needs, and then make introductions, either one on one or through larger business-to-business sessions. 708 $175 million introductions in 2025, in signed contracts for Canadian companies, of which 406 were to including $162.9 million in signed contracts with medium-sized exporters medium-sized exporters Connection Financing Market Leaders Partnership Program Connection Financing is the key driver of our Business Connections Program. We offer The Market Leaders Partnership (MLP) Program, competitive financing to international businesses which we have deployed in the Asia-Pacific region in exchange for their commitment to consider and will expand into Europe, is designed to build Canadian suppliers when procuring goods relationships with market leaders who can help us and services. unlock opportunities for Canadian companies in key countries and sectors. We formalize many of these partnerships with memorandums of Connection Financing understanding (MOUs), which set out a framework relationships, with more for collaboration, knowledge sharing and mutually 20 than $1.7 billion in beneficial trade and investment opportunities. business facilitated in 2025 new MLP relationships contract wins confirmed in 4 signed in 2025, for a total of 2025, valued at more than 10 in the Asia-Pacific region 379 $168 million, which is over 95% of the $175 million value of total contract wins across both MLP and Connection Financing clients Connection Financing customers also reported more than $2.8 billion in purchases from Canada.

Large companies

Large companies provide unique benefits for Canada’s trade ecosystem, driving productivity and research and development, and helping small and medium-sized Canadian firms access international markets through ecosystem partnerships and supply chains.

Many of Canada’s large companies play a critical role in Canadian Direct Investment Abroad, another powerful driver of economic growth. They are the ones establishing strategic footholds in global markets, acquiring international assets and reinvesting profits back into the Canadian economy.

Leveraging our knowledge, relationships and financial solutions, we help improve the international competitiveness of these companies, support their expansion, increase the resilience of their supply chains and unlock opportunities for small and medium-sized companies.

Our strategy for large companies focuses on strengthening relationships with businesses that have the greatest potential to generate economic, environmental and social benefits for Canada. These include Canadian corporate leaders, major financial institutions and pension funds, multinationals with a presence in Canada and those making foreign direct investments in Canada.

We offer them tailored financing and trade solutions, including acquisition financing, project finance, working capital and international trade guarantees—all priced to risk and aligned with commercial terms—and we share our sector knowledge and ecosystem connections with them.

In 2025, we added more than 20 new large-sized clients that use EDC’s financing products. This broader customer base will enable us to support more Canadian enterprises and have a greater impact on exports.

Global Corporate Partnership

Program

Through our Global Corporate Partnership Program, we establish deeper relationships with a marquee portfolio of multinational corporations that have significant footprints in Canada and are aligned with EDC’s sectors of focus. The program aims to drive win–win outcomes, including incremental investment in Canada, an increase in exports from Canada and new supply chain opportunities for Canadian companies.

$3 billion+

in business facilitated for

companies in the program

24	EDC 2025 Integrated Annual Report

Markets of opportunity

In a shifting trade landscape, Canada needs to become more of a global trading nation, rather than a predominantly continental one. Where export opportunities beyond North America may have once seemed daunting to Canadian companies, they’re now considered worthy of the investment and risk.

Diversifying Canada’s export markets is the key to building a more competitive and resilient economy—and EDC has prioritized it since day one. In 2025, we conducted an assessment of countries that offer Canada the greatest potential for growth and diversification. The analysis identified markets and sectors where Canada has both comparative advantage and trade opportunities, and thus where EDC’s efforts will yield the greatest benefits for Canadian exporters.

As a result of this review, our strategic market diversification focus for the latter half of our 2030 strategy is on Europe and the Asia-Pacific region. These regions offer significant opportunities for exporters and investors and can help accelerate Canada’s global presence as companies work to diversify their export markets beyond the United States.

At the same time, as part of our core business, we will continue to support Canadian exports to the United States and Latin America, building on established connections and investments. We also support Canadian customers exporting to Africa and the Middle East, which are expected to offer increasing opportunities in the years to come.

Europe

The European Union (EU) is Canada’s second-largest trading partner, with a major free trade agreement (FTA) called the Comprehensive Economic and Trade Agreement (CETA), as well as other FTAs. CETA provides Canadian businesses with preferential access to the EU market, reducing tariffs and enhancing market opportunities. Europe’s food, energy, defence, advanced manufacturing and digital technology needs create the potential for Canada to reassert its place as a long-term partner for Europe.

We launched a new Europe strategy in 2025, with the aim of helping to further diversify Canadian trade. This strategy will be rolled out over the next two years and will focus on deepening in-market relationships, delivering specialized knowledge to Canadian businesses tailored to European markets and expanding our own European footprint.

To this end, we engaged in targeted in-market visits and trade missions in 2025, designed to build stronger partnerships and unlock opportunities for Canadian exporters. Executives held strategic dialogues with key stakeholders across major markets, including Germany, France, the United Kingdom and Italy, focusing on advancing capabilities in clean technology, infrastructure and advanced manufacturing.

Through our Business Connections Program, which leverages the power of our strategic international business relationships, and our participation in Team Canada trade missions and large industry trade shows, we earned some early wins—notably, in the agri-food sector, where our relationships with major European grocery retailers helped several Canadian companies secure sizable contracts and embed themselves into new supply chains.

In 2026, we will strengthen our presence on the continent by opening new representations in France, Poland and Sweden, reinforcing our commitment to supporting Canadian businesses in European markets.

$16.2 billion

in business facilitated in Europe

(versus $14 billion in 2024)

25	EDC 2025 Integrated Annual Report

Asia-Pacific region

Asia Pacific is the world’s fastest-growing region and home to six of Canada’s top trading partners (India, Australia, Hong Kong, Japan, China and South Korea). Much of the region is covered by the Comprehensive and Progressive Agreement for Trans-Pacific Partnership and bilateral agreements, such as the Canada–Korea Free Trade Agreement. The region’s growth, along with its expanding middle class and population, is increasing demand for food security, agriculture, energy, natural resources and infrastructure. Rapid economic growth and increasing urbanization are also driving the need for advanced digital infrastructure and technologies.

The opening of a representation in Bangkok, Thailand—our fourth new office in Asia Pacific in the last two years—brought our total to 11 representations in the region, in addition to our financing branch in Singapore. Having a presence on the ground is essential for building local knowledge and connections and goes a long way toward facilitating market entry for Canadian companies.

We deepened our engagement through a series of strategic in-market visits and trade missions, reinforcing Canada’s commitment to trade diversification and growth in Asia-Pacific markets. EDC executives participated in Team Canada trade missions, market visits and bilateral meetings across key economies, including Australia, India, Singapore and other ASEAN countries, to strengthen relationships and open doors for Canadian exporters.

Four new Market Leaders Partnership relationships were signed in 2025, including with the Indonesia Investment Authority, VinaCapital in Vietnam, Lotte Shopping in South Korea and Reliance Industries Limited in India. These partnerships aim to create opportunities for Canadian businesses to enter new markets and for our partners to access Canadian expertise and financing. We now have 10 such partnerships in the region.

26	EDC 2025 Integrated Annual Report

United States

The Canadian and U.S. economies are intricately linked through trade. Reflecting its ease of doing business, proximity and cultural commonalities, the U.S. is Canada’s largest trading partner, accounting for approximately 75% of Canadian exports. Even as we diversify into other export markets, we will not replace the United States.

Our primary focus in 2025 was on ensuring that Canadian companies leveraged EDC’s financial products and expertise to help them mitigate risk, navigate uncertainty and manage the mechanics of tariffs so they could continue shipping to the U.S. We travelled to Washington D.C., Dallas and Chicago for stakeholder meetings and discussions on tariffs, helped companies on compliance with the Canada–United States–Mexico Agreement (CUSMA), and offered advice to those considering investing in the U.S.

$69.1 billion

in business facilitated in the United States

(versus $62.6 billion in 2024)

EDC concessional trade finance envelope

The 2025 federal budget announced the creation of a $2 billion EDC concessional trade finance envelope, a strategic initiative designed to help Canadian companies compete more effectively in eligible developing markets. Through this program, EDC may offer concessional loans to international buyers located in regions identified as high priority by the Government of Canada and EDC. More specifically, this initiative will enable Canadian exporters in key sectors to access opportunities in some of the world’s fastest-growing developing economies, particularly in the Asia-Pacific region, and to take part in the reconstruction of Ukraine’s infrastructure.

By offering competitive financing aligned with government priorities, this envelope can address gaps in Canada’s financial support for international trade, particularly in infrastructure, cleantech and transition sectors in key developing markets. It will enable Canadian exporters to engage earlier in international projects, access markets that may otherwise be too risky or costly, and diversify into developing regions and sectors that could benefit from longer repayment timelines. EDC’s support must be provided in accordance with the tied aid provisions of the Organisation for Economic Co-operation and Development (OECD) Arrangement on Officially Supported Export Credits, ensuring responsible and transparent financing practices.

27	EDC 2025 Integrated Annual Report

25 years and counting in Mexico

Similar to the Asia-Pacific region, Latin American (LATAM) countries are seeing rapid expansion of their middle class, which is having a significant impact on spending power and creating opportunities for Canadian companies in sectors such as agriculture, renewable energy and advanced manufacturing. With representations in several LATAM countries, EDC is well positioned to help these companies.

EDC President and CEO Alison Nankivell (left) with Prime Minister Mark Carney (right) during their visit to Mexico.

We celebrated the 25th anniversary of our in-market presence in Mexico in 2025, marking a quarter-century of fostering trade, investment and economic collaboration between Canada and Mexico. In Mexico for the occasion, EDC’s President and CEO, Alison Nankivell, met with business leaders and partners and reinforced our commitment to supporting Canadian exporters and investors in the region.

Mexico is Canada’s fifth-largest trading partner and top export destination in Latin America. For many Canadian exporters and investors, it is a strategic market not only from a North American supply chain perspective, but also because it serves as a launchpad for diversifying into new markets in Latin America and beyond.

EDC has representations in Mexico City and Monterrey, which play an important role in helping Canadian companies succeed in Mexico. Through our international business relationships, we have strong ties with leading Mexican companies across diverse industries that value Canadian expertise and innovation. These relationships help facilitate business connections and opportunities for Canadian companies.

In 2025, EDC facilitated $4.5 billion in business support in Mexico across sectors such as agri-food, cleantech and advanced manufacturing.

28	EDC 2025 Integrated Annual Report

Championing Canadian excellence and sectors of focus

Canada’s future trade success depends on our ability to lead in sectors that are globally relevant and aligned with our national strengths—those that will establish Canada as a leader on the world stage.

Our strategy zeros in on five sectors of focus where Canada can build global leadership, and where we aim to deepen our expertise, partnerships and ability to provide support: agri-food, energy and energy transition (including cleantech), mining and metals (with an emphasis on critical minerals), digital industries and advanced manufacturing.

While we will continue to serve all sectors as part of our core business, including traditional sectors like forestry and automotive, our strategic investments will be directed toward building capabilities in priority future-oriented industries. This shift will help create the next generation of Canadian global champions.

In Budget 2025, the Government of Canada announced its target for EDC to increase its total business facilitated by $25 billion by 2030. The intent is to help expand Canada’s exports and trade development activities in sectors of strategic importance, such as those identified in our 2030 strategy.

Our multifaceted approach

We take a multifaceted approach to addressing our priority sectors, with dedicated teams assigned to each one. Staffed with trade and industry experts, these teams work closely with groups across EDC and with Team Canada partners to provide an ecosystem of support for Canadian exporters.

We develop a deep understanding of Canadian companies operating in these sectors, help them find business and win contracts, and provide financial solutions that enable them to export with confidence.

On behalf of these companies, we engage with leading international buyers directly and through trade shows and missions. We often leverage our Connection Financing, Market Leaders Partnership and Global Corporate Partnership programs to open doors to relationships and export opportunities (see page 23).

Our sector experts are also active players in their respective Canadian sector ecosystems, working to build broader capacity, growth and competitiveness. In 2025, we engaged in a wide range of domestic and international forums, including high-level discussions, roundtables and industry events across critical sectors such as agri-food, nuclear energy, carbon capture and storage, critical minerals, steel, advanced manufacturing and forestry. These engagements served as strategic platforms for addressing sector-specific challenges and fostering collaborative solutions.

29	EDC 2025 Integrated Annual Report

Agri-food

The world is increasingly turning to Canada for agri-food products that consistently stand out on shelves due to our strong reputation for sustainability, safety and high-quality ingredients. Canada is the world’s fifth-largest food exporter, and our food producers have unparalleled market access through 15 free trade agreements signed with 51 countries.

While the U.S. remains a key trading partner, many Canadian companies are exploring new markets to drive business growth. The growing middle class, rapid urbanization and shifting dietary trends in the Asia-Pacific region and Latin America are opening new opportunities for Canadian exporters. In Europe, exporters can meet the strong demand for agricultural technologies, clean-label products and functional ingredients.

These evolving and untapped global food needs offer significant potential for Canada’s agri-food sector to expand its reach and deliver trusted, high-value products to consumers in international markets.

We see strong growth opportunities in private label products, protein products and innovation, and we are focusing our business connections efforts on these areas. We are also striving to build sector capacity and competitiveness by emphasizing automation and AI adoption to help companies gain an edge in export markets.

2025 highlights

•	We exceeded our target of helping Canadian food exporters secure repeat contracts by more than 300%, with 375 repeat wins versus a target of 123. Most of these were shipments to the U.S., which were covered by CUSMA and therefore not affected by tariffs.

•	We increased our presence at key trade shows and focused on building relationships through EDC’s Business Connections Program to facilitate introductions between Canadian agri-food exporters and international buyers. Our efforts led to four new significant relationships with major grocery retailers in the U.S., Germany, France and the U.K.

•	In the Asia-Pacific region, some of our Canadian customers notched major contract wins with food companies in Japan and South Korea.

2025 results

•	2,822 customers served (versus 3,201 in 2024)

•	1,830 financial customers served (versus 2,243 in 2024)

•	$24.3 billion in business facilitated (versus $21.7 billion in 2024)

30	EDC 2025 Integrated Annual Report

Energy and energy transition

As global demand for energy surges and the transition to a low-carbon future advances, a ready supply of reliable, affordable, low-carbon energy will underpin economic stability, national defence, and the success of countries’ climate goals.

EDC is a steadfast supporter of Canada’s domestic energy sector, and we have played a pivotal role in building the country’s cleantech ecosystem. Since 2012, we have facilitated close to $60 billion in cleantech business, and we remain a leading financier in this sector as Canada responds to the demand for nuclear energy, renewables, energy storage and LNG.

2025 highlights

•	We continued to grow our cleantech customer base, achieving an all-time high of 548 customers served, and surpassing our long-standing goal of 500.

•	Continuing to engage with the cleantech ecosystem was a top priority in 2025. This included reaching out to Canadian financial institutions to promote the use of our working capital solutions—notably, the Trade Expansion Lending Program and the Account Performance Security Guarantee, which help companies access more working capital from their financial institution. Together, these programs accounted for 62 new cleantech customers in 2025.

•	Our ninth annual Cleantech Export Summit was an in-person event that brought together industry leaders, cleantech innovators, exporters and investors for meaningful conversations about the challenges and opportunities for Canadian cleantech. Among the key takeaways: exporting Canadian cleantech isn’t just good business, but is also beneficial to solving global environmental challenges; decarbonization and energy security are converging; the impact of AI on sustainability is complex and multifaceted; collaboration and strong partnerships are key to unlocking international growth; and opportunities can be found in a growing number of international markets.

•	Our annual cleantech report, Canada’s cleantech future: Scalable, profitable, essential, offered insights into the future of clean technologies amid a wave of climate setbacks, geopolitics and trade uncertainty. The report highlighted areas where Canada can contribute meaningfully to the global energy transition, exploring how scalable, mature technologies—such as renewable energy, electrified transport and advanced electrification—can help Canadian businesses and exporters lead.

2025 results

•	548 cleantech customers served (versus 500 in 2024)

•	$8.3 billion in cleantech business facilitated (versus $9.8 billion(1) in 2024)

•	2,375 MW of renewable energy generation capacity financed (versus 2,648 MW in 2024)

•	$1.4 billion in financing disbursed to renewable energy projects (versus $1.3 billion in 2024)

•	51 renewable energy projects supported (versus 56 in 2024)

(1)	The comparative amount has been restated.

31	EDC 2025 Integrated Annual Report

Poised for the global nuclear energy renaissance Global demand for nuclear energy is rising, and Canada is poised to answer the call, leveraging our vast uranium reserves, more than 80 years of experience in nuclear technology, and a strong supply chain. EDC is aligned with the Government of Canada’s support for the nuclear industry, which has played a key role in Canada’s economy and emissions reductions for many years. The Canadian nuclear industry helped to phase out coal in Ontario, resulting in the largest greenhouse gas reduction in North America. Today, the industry has the potential to contribute even more to a resilient, low-carbon future for Canada. To this end, EDC is actively engaged with Canadian suppliers in the nuclear industry. We are also enhancing our internal capabilities and forging partnerships to bolster support for the sector. In line with our Sustainable Finance Framework, we are open to supporting Canada’s small modular reactor ambitions, innovations in nuclear technology, and the development and refurbishment of nuclear plants.

Support for Canada’s oil and gas sector

In this period of economic uncertainty and evolving global trade dynamics, Canada’s future trade success depends on leadership in sectors that are globally relevant and aligned with our national strengths. These include Canada’s oil and gas industry, along with the industries that support it, which remains a significant contributor to the nation’s economic growth and export performance.

In accordance with our mandate, EDC’s support helps strengthen the competitiveness of suppliers and producers as they meet Canada’s domestic energy needs and expand trade with global partners. EDC solutions also enable innovation through the adoption of decarbonization technologies—such as carbon capture and electrification—helping companies to improve their environmental performance while maintaining their ability to compete globally.

Our commitment to the clean energy transition

EDC adheres to the federal government’s climate policy commitments, including our commitment to net zero. In accordance with the Guidelines for Canada’s International Support for the Clean Energy Transition, and effective

January 1, 2023, EDC no longer provides new direct financing to the unabated international fossil fuel sector. This commitment is referred to as the Glasgow Statement. EDC also ceased providing new indirect business support—including insurance, bonding and guarantees—for Canadian oil and gas producers’ international upstream and downstream operations.

As a result, our declining international fossil fuel exposure—defined as existing, committed business outside Canada that has not yet reached maturity under the scope of the Glasgow Statement—decreased to $889 million in 2025, from $966 million in 2024.(1)

2025 support

In 2025, EDC’s support for the oil and gas sector totalled $9.3 billion, representing a 22% increase compared to $7.6 billion in 2024, driven primarily by increased domestic support. This represents 7% of our entire business portfolio, which amounted to $135 billion in business facilitated across all sectors. This increase in support is reflective of rising global risk conditions for Canadian companies and EDC’s alignment with the Government of Canada’s agenda to build Canada’s trade productivity and trade-enabling infrastructure.

2025 support for oil and gas

Bonding coverage
$0.99B
Financing
$2.01B
$9.3B
Total
Short-term insurance
$6.33B
$2.99B
Electricity trading
Financing/ cleantech
$0.05B
Financing/ other
$1.96B
$2.01B
Financing

2024 support for oil and gas

Bonding coverage
$1.07B
Financing
$1.16B
$7.6B
Total
Short-term insurance
$5.39B
$2.29B
Electricity trading
Financing/ cleantech
$0.08B
Financing/ other
$1.08B
$1.16B
Financing

(1)

Our methodology and processes for reporting Glasgow Statement–related exposures continue to evolve each year, and in 2025 EDC implemented enhancements to its sector and region tagging methodology to improve accuracy. Historical exposure figures have been restated to reflect these improvements and provide a more accurate representation of our performance.

33	EDC 2025 Integrated Annual Report

Summary of our support for the sector in 2025:

•	A 17% increase in short-term insurance coverage, from $5.4 billion in 2024 to $6.3 billion in 2025. 47% of this insurance support was related to electricity and energy trading, which includes both traditional fossil fuels and renewable energy sources such as wind, solar and hydroelectric power.

•	A 73% increase in financing (that is, loans) volumes, from $1.2 billion in 2024 to $2.0 billion in 2025, which was largely attributable to a select number of higher-value transactions. Our financing was directed toward a range of business and trade-related activities such as supporting companies’ organic growth, enhancing their exporting capabilities, helping to increase their domestic production to respond to global demand, and facilitating domestic acquisitions. In some cases, this financing supported non–oil and gas activities despite being reported within the oil and gas sector based on counterparty classification (see example to the right, under “Measurement methodology”).

•	In 2025, approximately $53 million of EDC’s financing was related to cleantech, representing a 34% decrease from $80 million in 2024.(1)

•	An 8% decrease in bonding coverage, from $1.1 billion in 2024(2) to $990 million in 2025.

EDC expects increased demand to support Canada’s domestic oil and gas sector, as it is being called upon to help strengthen Canada’s resilience, competitiveness and economic security. As a result, we anticipate providing increased support for certain carbon-intensive and nation-building projects. This will likely lead to higher financed emissions, which EDC is committed to tracking and reporting transparently. At the same time, EDC will continue to deploy sustainable finance and support emissions reduction efforts across sectors, including Canada’s oil and gas, steel, and other resource industries.

Measurement methodology

EDC’s reporting follows the North American Industry Classification System (NAICS), a standardized classification framework used by governments and other international agencies. To maintain year-over-year consistency and comparability, EDC continued to apply its NAICS-based reporting methodology for 2025. NAICS classifications are applied at the counterparty level and do not always reflect the specific use of proceeds for individual transactions. As a result, certain transactions may be reported within the oil and gas sector even where the associated financing was not used to support oil and gas activities.

In August 2025, EDC provided a $400 million to $500 million loan to San Miguel Corporation, a diversified conglomerate based in the Philippines. The financing was provided in support of EDC’s trade diversification mandate and Asia-Pacific strategy, including enabling commercial opportunities and supply-chain connections for Canadian companies, particularly in the agri-food sector. San Miguel Corporation operates across a range of sectors outside of oil and gas, including food and beverage, infrastructure, power generation and logistics. EDC’s financing was not directed toward the company’s oil and gas operations; however, in accordance with EDC’s NAICS-based reporting methodology—which applies classifications at the counterparty level—this transaction is included in the oil and gas sector total. As a result, the application of the NAICS methodology leads to an overstatement of EDC’s reported oil and gas support for 2025.

EDC continues to assess opportunities to enhance its reporting methodology, to improve the accuracy and transparency of sectoral disclosures and to better reflect the nature of its financing activities.

(1)	Historical results for 2024 cleantech financing have been restated to include both direct and indirect financing.

(2)	Historical results for 2024 contract insurance and bonding, as well as total business facilitated, have been restated.

34	EDC 2025 Integrated Annual Report

Mining and metals

EDC has a long-standing history of supporting Canada’s mining industry, helping businesses across the minerals and metals supply chain.

As the world moves toward a lower-carbon future, demand for critical minerals—such as copper, nickel, cobalt, iron ore and graphite—is surging. These minerals are the building blocks of clean technologies, powering everything from electric vehicles and wind turbines to semiconductors and batteries, and they are an important input for the defence and security sector.

Endowed with many of these critical minerals resources, a strong mining ecosystem and a reputation for responsible business practices, Canada has the potential to become a secure and sustainable supplier to the world. At the same time, our intermediate processing capacity remains limited; most minerals have historically been exported for refinement abroad. Bringing more critical minerals projects online and closing the intermediate processing gap are priorities for the Government of Canada and a strategic focus for EDC.

Our strategy aligns with Canada’s Critical Minerals Strategy and is built on three core pillars:

•	Accelerate Canadian projects by taking on more risk: We aim to bring more critical minerals projects online, in support of Canada’s strategic priorities. Recognizing that these projects often carry higher risks than conventional mining operations, we have introduced targeted measures to support high-risk, high-impact transactions, including the launch of a $700 million Strategic Capital Deployment envelope (see page 38).

•	Enable domestic supply chains: Through bonding solutions, working capital support and indirect export financing, we aim to help Canadian suppliers—including
Indigenous businesses—scale up to meet the needs of domestic mining projects. This strengthens Canada’s internal capabilities and ensures a more resilient supply chain.

•	Leverage global partnerships: We are actively collaborating with international export credit agencies and federal partners to accelerate international project development. By leveraging global relationships, we help Canadian companies expand their mining expertise abroad and tap into new markets.

2025 highlights

•	EDC provided $110 million in bridge financing to Torngat Metals to advance the next phase of its Strange Lake rare earth project—marking the first time EDC has extended financing to an early-stage mining project (see customer spotlight below).

•	We hosted our second critical minerals roundtable with export credit agencies from around the world, recognizing the pivotal role they can play in accelerating critical minerals projects. Participants shared examples of innovative solutions to support projects and discussed challenges and opportunities for continued collaboration. Discussions also covered global industry trends and highlighted EDC’s leadership, technical expertise and influence in critical minerals and foreign direct investment in Canada.

2025 results

•	386 mining and metals customers served (versus 387 in 2024)

•	252 financial mining and metals customers served (versus 265 in 2024)

•	$7.7 billion in business facilitated (versus $7.9 billion(1) in 2024)

(1)	The comparative amount has been restated.

35	EDC 2025 Integrated Annual Report

Digital industries and

advanced manufacturing

Digital industries and advanced manufacturing are key enablers across multiple sectors and value chains. Canada boasts many medium-sized, high-potential companies that are on the cutting edge of digital innovation and industrial automation, improving processes, developing new products, enabling sustainable business practices and leading global innovations such as AI.

EDC aims to help these companies grow, diversify into new markets and realize their potential as future global champions owned and operated in Canada. In addition to providing financial support, we use our connections to create opportunities for them to connect with international buyers, showcase their innovations and compete for contracts.

2025 highlights

•	Canada was the partner country at Hannover Messe, the world’s largest trade fair for industrial and energy technologies, which is held in Germany each year. More than 230 Canadian exhibitors and 1,000 delegates participated in the 2025 fair, showcasing Canada’s advanced manufacturing capabilities, digital solutions and sustainable technologies. EDC had a significant presence at the event, arranging more than 30 introductions between Canadian companies and large international clients. EDC executives also met with Canadian companies to learn more about their capabilities and challenges.

•	The market for data centres is growing rapidly, with global spending on data centre construction projected to reach $49 billion by 2030.(1) Much of the growth is driven by AI advancements that require high levels of data processing and more densely clustered and performance-intensive IT infrastructure. In 2025, we conducted data centre value chain research with private and public sector partners to better understand where Canada has strong capabilities. We aim to build a portfolio of Canadian companies that can both address Canada’s own sovereign data needs and partner with international clients through our Business Connections Program.

•	We announced a US$3 billion partnership with Ericsson to promote Canadian investment in advanced technologies, including 5G and quantum innovation (see page 24).

(1)	Source: “Investing in the rising data center economy,” McKinsey & Company

36	EDC 2025 Integrated Annual Report

Strengthening Canada’s defence and security sector More than 800 companies in Canada’s defence and security sector contribute to the Canadian economy through research and development, innovation and domestic employment, and by exporting their goods and services. As Canada works to redefine its security relationships and develop its Defence Industrial Strategy, it requires strong, sustainable industrial capabilities and innovation. In light of this, 2025 marked EDC’s return to supporting the sector, underscoring our renewed commitment to playing an active role in strengthening this critical industry. As Canada’s export credit agency, we aim to strengthen Canadian defence and security capabilities and contribute to Canada’s global security efforts through the commercial support we provide to Canadian companies. We are actively engaging with the Government of Canada, Canada’s defence and security industry and other stakeholders to ensure our support contributes to the country’s strategic objectives. At the same time, we recognize that companies operating in, or supporting, the defence and security sector may face increased human rights risks. We assess these risks in a manner consistent with the Government of Canada’s human rights commitments and the UN Guiding Principles on Business and Human Rights. 28 customers served $690 million in business facilitated

Building Canada’s trade and productive capacity

Canada’s trade infrastructure has, to date, largely been developed to facilitate continental trade, moving goods south to access well-established market opportunities close to home. While these trade routes are still important, recent challenges have highlighted the need for infrastructure that enables Canada to diversify trade by accessing gateways in the east, west and north of the country as well as south to U.S. markets.

Canada must support and fast-track projects aimed at expanding trade, and invest in projects to boost productivity in current sectors of strength, to promote long-term economic development and growth.

Building on our existing expertise in structured and project finance, as well as our relationships with large-scale international investors in infrastructure projects, EDC can play a significant role in this space. We intend to increase our focus on supporting domestic infrastructure projects that accelerate Canada’s trade diversification and economic growth. This includes transportation, energy and digital infrastructure that will open new trade corridors for Canadian exporters to reach markets in the east and west. It also encompasses domestic productive infrastructure that fosters innovation and value-added production, such as midstream agri-food processing, energy storage, critical minerals processing and advanced manufacturing.

We know that success in these projects will hinge on our ability to collaborate effectively with federal, domestic and international partners. In 2025, we initiated discussions and hosted roundtables with Canadian exporters and industry leaders in cities across the country, including Vancouver, Calgary, Edmonton and Halifax.

Moving forward, our approach will focus on the following:

•	Complementing the financing capacity of Crown corporations, government and private partners to accelerate development

•	Demonstrating leadership by convening our wide network of partners to support direct and indirect trade-enabling infrastructure projects domestically

•	Engaging in sustainable business and integrating Indigenous engagement early on in each project

 Strategic Capital Deployment portfolio

In 2025, we launched the Strategic Capital Deployment (SCD) portfolio to support more high-risk, high-impact transactions in areas of strategic importance to Canada—including, for example, energy and the energy transition, critical minerals and trade-enabling infrastructure.

We aim to use this dedicated pool of capital ($700 million) over the next five years to facilitate approximately $4.5 billion more business for Canadian exporters and investors. In all instances, transactions will need to comply with EDC’s mandate and sustainability policies.

In June, we signed our first SCD-qualified deal, with $110 million in bridge financing provided to Torngat Metals in support of its Strange Lake rare earth project (see page 35). In total, we signed four SCD transactions in 2025, with $521.4 million in business facilitated, supporting the critical minerals, energy and energy transition, advanced manufacturing, and defence sectors.

38	EDC 2025 Integrated Annual Report

"EDC is committed to supporting Indigenous communities and businesses as they grow and lead in their sectors. By enabling access to capital, expertise and capacity-building resources, we aim to help drive wealth generation and long-term prosperity for Indigenous communities. When Indigenous communities can meaningfully participate in the economy, including trade-enabling infrastructure and resource development, the impact is transformative. It creates opportunities that strengthen communities and contribute to Canada's shared economic future."

Donna St. Louis—EDC's National Lead of Indigenous Business, Inclusive Trade—who belongs to the Nlaka'pamux Nation in British Columbia

39 EDC 2025 Integrated Annual Report

Unlocking Indigenous opportunities

in strategic infrastructure

Our 2030 strategy incorporates a dedicated Indigenous business strategy to enable Indigenous participation in nation-building projects and strengthen Canada’s position in global trade.

Large-scale initiatives in sectors such as critical minerals and trade-enabling infrastructure intersect with Indigenous territories, making shared leadership and economic participation essential for Canada’s long-term prosperity.

While our inclusive trade work concentrates on increasing reach, building awareness and expanding trade knowledge for Indigenous businesses (see page 68), we have evolved our Indigenous business strategy to focus on community-owned economic development corporations, and resource and infrastructure partnerships or joint ventures with Indigenous ownership. These enterprises often require access to affordable capital, the capacity to handle complex transactions, and early engagement to accelerate and de-risk major projects.

By leveraging partnerships and deepening relationships with Indigenous businesses and ecosystem organizations, we aim to drive impact and create meaningful opportunities for Indigenous participation in Canada’s economic future.

Accelerating digitization

EDC has reached a turning point in its digital journey. Our focus has shifted from foundational upgrades to delivering enterprise-wide impact by improving customer, partner and employee experiences through the implementation of market-leading platforms and AI adoption.

Delivering a digitally enabled

customer experience

For exporters, we aim to deliver a seamless, consistent and digitally enabled customer experience that is orchestrated across every channel, touchpoint and interaction.

On the credit insurance side, our automation team has employed digital tools to sort, move and visualize customer data, enabling us to process transactions in a matter of minutes rather than days. We continue to make investments in automation to provide timely responses and faster support to our customers. The efficiency gains will also increase our capacity to support more exporters.

These investments allow us to manage up to 15% more credit requests without compromising our response times to customers. Our goal is to double that by 2030. We are now 35% more efficient at processing requests than we were pre-pandemic, and 30% faster in responding to more complex customer requests. We are in the process of refining our roadmap to continue to improve these metrics.

On the financing side, we continue to digitize the customer journey. We are also revamping our customer onboarding process to make it completely digital. For products delivered through banks, the focus is on scaling the delivery of our solutions by streamlining processes, leveraging bank infrastructure, and enabling system-to-system integration and information coherence, all of which contribute to a better customer experience.

On-demand trade intelligence

We leverage our digital platform to offer a full suite of knowledge resources. Through a digital MyEDC account, which is free to set up, companies can access on-demand webinars, podcasts, economic reports, articles and guides. These resources were especially effective in helping companies manage the U.S. tariffs and market uncertainty throughout 2025.

Shortly after the tariff announcements, we updated existing online information and added highly relevant content related to managing tariffs, EDC’s Trade Impact Program, U.S. market intelligence, how to diversify into new geographic markets, and more. An article on tariff FAQs received more than 17,000 unique visits.

In total, we supported more than 12,000 companies with knowledge products in 2025. Among them, we observed a rise in MyEDC registrations from frontline staff at financial institutions and government organizations seeking trade knowledge to support their clients.

Building resilience and

improving productivity

To build resilience into our digital platforms and business processes, we invest in robust cybersecurity, continually strengthen our business continuity management processes, and test our systems through exercises, monitoring and automation. Investments in 2025 included modernized cyber-recovery and business continuity management tools. By leveraging these tools and working with teams across EDC, we have established a robust information base that improves our ability to recover quickly from disruptions, including potential cybersecurity incidents.

Cybersecurity remains a priority of our operational risk management and resilience strategy, with measures to mitigate risk, safeguard enterprise data and provide the digital reliability and innovation our customers expect.

Our workforce is fully engaged in our efforts. Annual security training is mandatory and complemented by targeted educational campaigns and threat simulations. To reinforce accountability, short-term incentive objectives for all employees are linked to organization-wide performance in phishing testing exercises. This approach embeds accountability and ensures cybersecurity remains a shared responsibility at all levels of the organization.

We continued the rollout of AI-powered productivity tools to support employees in their day-to-day work, while also improving overall efficiency through digital tools and automation, including robotic process automation.

Enabling AI

Maximizing the value of generative AI is a priority for EDC, as it is for most other organizations today. Our vision is to drive responsible AI adoption, where technology amplifies human potential. We enable business-driven AI transformation across the enterprise—fuelling strategic investments, empowering distributed experimentation, and delivering scalable impact through responsible technology adoption. Our strategy isn’t just about technology—it’s also about our employees and empowering every one of them to do more, think bigger and make AI a catalyst for growth and innovation at EDC.

40	EDC 2025 Integrated Annual Report

Partnering for progress

Over the years, EDC has built a vast network of trusted partners—both domestic and international—that are vital to strengthening Canada’s trade resilience. Most of our financial solutions are delivered with or through partners, and our products are structured to complement those of the private sector.

Team Canada partners

Canadian companies stand the best chance of succeeding when they have a unified network of support at home. To achieve this, we work in lockstep with federal partners to ensure exporters connect with the right experts at the right time, based on their needs. EDC also chairs the Minister of International Trade’s Business, Economic and Trade Resilience Committee, a forum for federal partners to leverage one another’s in-market experience, value proposition, platforms and cross-promotional efforts to make it easier for companies to access our respective services.

Amid the trade uncertainty of 2025, we mobilized internal resources at EDC to better support our federal partners in serving their customers and to position the federal ecosystem as a key lever for addressing challenges related to tariffs, market diversification and geopolitical shifts. Many of our partners reached out to learn more about EDC’s Trade Impact Program and the breadth of solutions we could provide to help Canadian exporters.

As market diversification grows in importance, we are working with our partners to leverage the complementarity of our mandates and our respective areas of expertise to increase Canada’s market exposure, reach more Canadian companies, and build new solutions and capabilities.

Key federal partners

Agriculture and Agri-Food Canada

Business Development Bank of Canada

Canada Development Investment Corporation

Canada Growth Fund

Canada Infrastructure Bank

Canadian Commercial Corporation

Department of Finance Canada

Department of National Defence

Environment and Climate Change Canada

Farm Credit Canada

Global Affairs Canada

Innovation, Science and Economic Development Canada

Invest in Canada

Major Projects Office

National Research Council of Canada Industrial Research Assistance Program

Natural Resources Canada

Trade Commissioner Service

Transport Canada

Team Canada in action

EDC works closely with Team Canada partners and the broader trade ecosystem to help Canadian exporters access opportunities in global markets. We were pleased to be part of the Team Canada delegation at Defence and Security Equipment International (DSEI) U.K. 2025, supporting dozens of Canadian exhibiting companies and hundreds of Canadian participants in a growing and dynamic sector. DSEI U.K. is the world’s largest international defence sector event, making it a premier platform for Canadian firms to showcase their cutting-edge defence capabilities.

“Attending gatherings like DSEI U.K. gives us an opportunity to engage with Canadian companies,” said Todd Winterhalt, EDC’s Senior Vice-President of International Markets. “With each conversation, we grow our knowledge and advance our goal of building a pipeline of sector support that aligns with our values and commitments and contributes to Canada’s national security.”

EDC’s Todd Winterhalt, Senior Vice-President, International Markets (first person from the right), with the Team Canada delegation at DSEI U.K. 2025.

41	EDC 2025 Integrated Annual Report

Financial industry partners

Canadian financial institutions are vital for helping us reach more Canadian customers and ensuring these businesses have the working capital they need to grow and scale their export strategies.

The Trade Expansion Lending Program (TELP) is a joint partner program that maximizes the working capital a company can access through its own financial institution. In 2025, the program supported more than 1,300 customers for small businesses and 550 medium-sized customers, showing 26% and 43% growth in our small and medium-sized customers, respectively.

In 2025, we renewed our agreements with existing TELP partners for another three-year term and now have most tier 1 Canadian financial institutions on the program. We also launched a proof of concept that expands TELP to include Crown corporation partners as guarantors and support their lending activities. The initiative adapts our trusted TELP guarantee model to create a trade-enabling platform that facilitates and streamlines access to capital for Canadian businesses by leveraging a shared, scalable solution.

Export credit agencies

Export credit agencies (ECAs) play an essential role in facilitating global trade by providing financing and risk mitigation products for exporters and their buyers.

As Canada’s ECA, we contribute to this critical ecosystem and work to level the international playing field on issues affecting Canadian exporters’ global competitiveness. Reinforcing our reputation as a collaborative and innovative ECA, we have doubled the number of engagements with other ECAs since 2024.

In 2025, EDC was honoured to host the Berne Union (BU) Annual General Meeting (AGM), bringing together around 200 delegates from more than 45 countries to discuss

EDC President and CEO Alison Nankivell (right) with Berne Union President Yuichiro Akita (left) during the Berne Union AGM held in Ottawa, hosted by EDC.

economic uncertainties, the impact of geopolitics on global trade, trade-focused financial solutions, and the transformative potential of AI in export finance.

BU members include official ECAs, private credit insurers and select multilateral financial institutions from across the globe. Annually, they provide more than US$3 trillion in combined trade and investment risk protection for banks, exporters and investors, accounting for nearly 13% of all global cross-border trade in goods and services.

During the AGM, we signed an MOU with the Saudi EXIM Bank, the Kingdom of Saudi Arabia’s public finance institution, to facilitate the export of goods and services, support joint projects and strengthen economic co-operation in priority sectors such as agri-food, cleantech, natural resources (prioritizing critical minerals), digital industries and advanced manufacturing.

Other 2025 highlights included the following:

•	Leaders of the G7 ECAs met in London, U.K., to discuss trends and challenges. Topics included serving national clients, strengthening supply chains for critical minerals, improving domestic support, adapting to economic changes, addressing overlaps between trade and development, supporting emerging markets and increasing private finance involvement.

•	EDC was an invited observer at the Asian Exim Banks Forum, a high-level meeting of the Asian Exim banks. The forum provided a unique opportunity for EDC’s CEO to connect with ECAs in Asia to highlight Canadian capabilities and seek opportunities for future collaboration.

•	We rolled out an international ECA guarantee that allows us to work more closely with financial partners and other ECAs to support Canadian exports, including in markets where we cannot lend directly.

•	We continued to strengthen bilateral relations with our global ECA partners, leveraging MOUs with Japan Bank for International Cooperation, Nippon Export and Investment Insurance, Export–Import Bank of Korea, and Korea Trade Insurance Corporation, and growing vital networks to facilitate joint, mutually beneficial opportunities. A prime example was our hosting of a roundtable that brought together key ECA players with an interest in global critical minerals (see page 35).

•	We embarked on an initiative to facilitate foreign direct investment into Canada through our ECA relationships. The focus will be on connecting major ECAs with Canadian federal entities for co-investment and strategic partnerships that support national economic priorities.

•	EDC continued to advocate for uniform global standards that level the playing field among OECD ECAs on approaches to climate and sustainability matters.

42	EDC 2025 Integrated Annual Report

Sustainability We strengthen our customers’ resilience through responsible business practices that integrate impacts on people and the planet.

Sustainability strategy and governance

As Canadian companies grapple with market uncertainty and business pressures in an increasingly complex global trade environment, we remain committed to helping them grow responsibly and sustainably.

At its core, our sustainability strategy focuses on enhancing our customers’ resilience and global competitiveness through responsible business practices. In 2025, key initiatives across the three pillars of our strategy included the following:

•	Appointed a Chief Sustainability Officer and reorganized our sustainability teams to strengthen collaboration, enable faster decision-making and enhance the connection between strategy and customer experience

•	Completed a double materiality assessment to better understand stakeholders’ perspectives, inform EDC’s strategy, enhance risk management practices and support future sustainability disclosures (see page 46)

•	Published an updated Sustainable Finance Framework, which clarifies existing language and adds a new Indigenous peoples category

•	Piloted third-party sustainability data and due diligence tools to support environmental and social due diligence and assessment of credit risk

One of Canada’s Best 50

Corporate Citizens

We were pleased to be ranked 16th among Canada’s Best 50 Corporate Citizens by Corporate Knights. The ranking assesses corporations on the percentage of their investments and revenues that are sustainable, as well as other performance metrics such as carbon emissions and aspirations for greater social equity.

“Sustainability remains one of our core values, despite the pullback we’ve seen on climate and human rights commitments in some industries. Responsible business principles and practices are integral to how we help Canadian companies navigate environmental and social risks and succeed in global markets.”

Rachel Guthrie, Vice-President and Chief Sustainability Officer

Strategic sustainability pillars We help Canadian companies grow globally through the power of responsible business. Enable responsible Advance Embed sustainability business to flow net zero across EDC Take on mandate-rich, Help EDC and our Strengthen internal strategy-aligned business, customers navigate governance to fulfil grounded in our values decarbonization sustainability commitments

44	EDC 2025 Integrated Annual Report

Our sustainability journey so far

2001–2010

Published dedicated disclosure policy and developed our first **human rights statement**.

2011–2020

Published dedicated **climate change and human rights policies**.

Committed to **no longer financing thermal coal**.

Identified **cleantech** as a corporate priority.

Issued our first **green bond**.

Announced our support for the **TCFD recommendations**.

2021

Committed to net zero emissions by 2050.

2022

2023

Launched a **Sustainable Finance Framework** and set our first internal sustainable finance target.

2024

Conducted our first **biodiversity impact assessment**.

2025

Completed our first double materiality assessment.

45 EDC 2025 Integrated Annual Report

Our sustainability journey so far We continue to build on our two-decade commitment to sustainable and responsible business practices. 2001–2010 2011–2020 Issued our first Environmental Review Published dedicated climate change Directive, which in 2010 was amended to and human rights policies. include social risk and renamed the Environmental and Social Review Directive. Committed to no longer financing thermal coal. Published dedicated disclosure policy and Identified cleantech as a corporate priority. developed our first human rights statement. Issued our first green bond. Announced our support for the TCFD recommendations. 2022 2021 Set science-based targets for two Committed to net zero emissions by 2050. sectors of our portfolio and our operational emissions, in support of Integrated leverage and remedy as part of the due our net zero commitment. diligence process to manage human rights risks. 2023 2024 2025 Launched a Sustainable Conducted our first Completed our first double Finance Framework and set biodiversity materiality assessment. our first internal sustainable impact assessment. finance target.

Sustainability governance

Our governance approach incorporates stakeholders at all levels of the organization, beginning with our Board of Directors, which oversees our sustainability efforts and contributes to the evolution of our strategy.

The Enterprise Sustainability Committee is an internal body that provides management-level oversight and guidance for strategic initiatives, including climate strategy, and receives regular reporting on the progress of sustainability-related initiatives. Details about sustainability governance at EDC can be found on our website.

Materiality

In 2025, we conducted a double materiality assessment (DMA) to better understand stakeholders’ perspectives, inform EDC’s strategy, enhance risk management practices and support future sustainability disclosures.

The DMA evaluated sustainability topics from two perspectives:

•	Financial materiality: How sustainability-related risks and opportunities could influence EDC’s business value and financial performance

•	Impact materiality: How EDC’s activities affect people, the environment and the economy

This dual lens provided a comprehensive view of our sustainability risks, opportunities and impacts and strengthens our ability to integrate material considerations into strategic planning.

The diagram below shows the topics identified as material to EDC from a financial, impact and double materiality perspective. A full report, including our methodology, results and stakeholder insights, is published on our website and available for download here.

Implications for EDC

Drawing on the assessment findings, we intend to focus on the following activities in 2026:

•	Provide insights that will help evolve EDC’s sustainability reporting, internal processes, and capabilities supporting alignment with evolving global and Canadian disclosure best practices.

•	Refine and focus EDC’s sustainability strategy to integrate material sustainability-related risks, opportunities and impacts

•	Inform our risk management practices with an understanding of stakeholder perspectives and evolving expectations

Impact materiality Human rights Financial materiality Workforce and talent Double materiality Data privacy, Inclusion, diversity, cybersecurity and AI Climate change equity and accessibility Natural resources ESG risk management Supply chain management and biodiversity Geopolitical and Customer diversification Ethical business economic instability and experience conduct Economic resilience Product and service innovation

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Engaging with stakeholders

In today’s dynamic environment, it is more important than ever to actively listen to and collaborate with our stakeholders to share knowledge, exchange best practices and contribute to solutions that support Canada’s trade objectives.

Through these strategic connections, we identify opportunities to shape how we deliver support to Canadian exporters as they navigate a complex and evolving global marketplace.

We also maintain close engagement with our shareholder, the Government of Canada, to ensure alignment with the government’s policies and priorities. EDC reports to the minister responsible for international trade.

Select stakeholder engagement initiatives

Stakeholders	They expect us to	Select 2025 initiatives	Why it’s important

Customers and industry associations

Consider and prioritize the international competitiveness of Canadian companies.

Create space for sharing knowledge, ideas and thought leadership.

Bring solutions, awareness and connections in support of Canadian exporters.

Participated in sustainable finance and climate risk management–focused events to share knowledge and advance best practices (for example, Canadian Chamber of Commerce’s Green and Transition Finance Council, MaRS Climate Impact Summit, Schulich Canadian Sustainable Finance Network Conference, Sustainable Finance Summit).

Engaged in bilateral meetings and consultations to address trade challenges and opportunities.

Hosted events to bring together customers, associations and the international ecosystem to connect and engage on strategic topics (for example, trade-enabling infrastructure, critical minerals, cleantech exports).

Customers and industry associations provide valuable insights that help shape our solutions and ensure they meet evolving trade needs.

Supporting Canadian exporters as they adapt to sustainability requirements and emerging trade norms helps them remain internationally competitive.

Enabling stakeholders to share insights on climate risk, sustainable finance and trade challenges is critical for navigating a rapidly changing global economy.

By expanding exporters’ access to resources and deepening their understanding of policy shifts, we enable them to build resilience and navigate market uncertainty more confidently.

Civil society organizations (CSOs)	Be committed to sustainable and responsible business. Continue to evolve our climate change and human rights policies and due diligence practices. Maintain commitment to transparency and disclosure.

Engaged with CSOs through shared interest discussions to exchange perspectives on responsible business practices.

Responded to queries on transactions and published official responses on our website.

As part of our 2025 materiality assessment, we shared surveys and held focus groups with our stakeholders in industry and civil society to better understand how they perceive ESG-related risks, opportunities and impacts.

Met with Indigenous community representatives to understand their perspectives on potential impacts of major infrastructure and LNG projects to strengthen due diligence and inform decisions.

CSOs represent societal interests and advocate for accountability, human rights, and sustainability as it relates to EDC’s business and operations.

By actively engaging with civil society groups, we acquire diverse perspectives and better understand the risks associated with our business, which leads to strengthened processes and decision-making.

Maintaining an open dialogue with our stakeholders reinforces our commitment to active listening and fosters transparency and collaboration.

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Stakeholders	They expect us to	Select 2025 initiatives	Why it’s important

International organizations (includes our peers and other global bodies and groups)	Share knowledge and experiences to promote best practices. Help advance international rules and level the playing field for the global use of export credits.

Contributed to shaping international rules and best practices through active participation in OECD forums.

Advanced sustainability and risk management efforts by engaging with the Equator Principles (EP) at its Annual General Meeting, contributing to discussions on emerging priorities, biodiversity, AI and supply chain risk management.

Reinforced global climate objectives as a founding member of the Net-Zero Export Credit Agencies Alliance (NZECA), contributing to discussions on strategy, progress and climate.

International organizations play a critical role in shaping global trade rules and standards, promoting best practices, and advancing sustainability goals. Through collaboration in these forums, EDC can represent the voice of Canadian exporters, share expertise, gain critical insights and influence discussions on emerging priorities.

Sharing our sustainability-related progress in international forums strengthens collaboration and helps align Canadian practices with evolving global standards.

Contributing to OECD standards, EP updates and climate-focused alliances, like NZECA, helps advance best practices and levels the playing field for exporters.

Civil society engagement in the

materiality assessment

In June 2025, we engaged CSOs, alongside a broader set of stakeholders, through a focused consultation as part of our double materiality assessment. Our objective was to gather external perspectives on EDC’s sustainability priorities, risks, opportunities and impacts to inform our future strategy planning and reporting practices (see page 46).

The session opened with an introduction and discussion with EDC’s new CEO, followed by an independently facilitated conversation with CSO representatives about material issues.

President and CEO Alison Nankivell highlighted EDC’s progress on sustainability-related objectives, including our commitment to sustainable finance and pursuit of our climate objectives. She emphasized EDC’s role in supporting the Government of Canada’s priorities, including the energy transition, trade-enabling infrastructure and renewed support for the defence and security sector. Focus group discussion topics included the following:

•	Renewable energy and fossil fuel financing

•	Climate change and human rights due diligence

•	Transparency and disclosure practices

The dialogue was constructive, underscoring the importance of addressing climate change and protecting human rights. Insights from participants helped inform where we should focus our efforts, ensuring that EDC’s sustainability practices continue to remain adaptable and well informed by stakeholder perspectives.

Sustainability Advisory Council

As Canada’s export credit agency, we understand that strong governance, including accountability, oversight and transparency, is integral to our business. Our Sustainability Advisory Council, composed of prominent experts across a variety of fields, is an important part of our good governance.

For more than 20 years, the Council has served as an advisory body, showcasing EDC’s commitment to responsible business. It plays a key role as a sounding board for EDC’s President and CEO, as well as members of the Executive Management Team, on critical issues related to sustainability. The Council met twice in 2025:

•	The June meeting focused on EDC’s role in supporting the Government of Canada’s priorities, while balancing its commitment to responsible business in a rapidly changing geopolitical context.

•	The November meeting continued the discussion on the alignment of EDC’s business with the Government of Canada’s strategic priorities. The session focused on the agility required of EDC to support nation-building projects and the potential implications for responsible business.

Meeting summaries are posted on our website.

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Environmental and social risk management

As Canadian companies diversify into new markets, it’s vital to understand the environmental and social risks associated with their activities. We want to help exporters realize their global ambitions, while avoiding negative impacts on people and the planet.

Our Environmental and Social Risk Management (ESRM) Policy Framework guides our approach to this aspect of our business and is aligned with international agreements and standards, including the OECD Common Approaches, the Equator Principles, and the United Nations Guiding Principles on Business and Human Rights. It consists of the following:

•	Environmental and Social Risk Management Policy

•	Environmental and Social Review Directive (ESRD)

•	Climate Change Policy

•	Human Rights Policy

•	Transparency and Disclosure Policy

We review and revise our ESRM policies every three years through a process that invites stakeholders to provide input and constructive feedback. We initiated our latest review in 2025, with completion scheduled for 2026.

Environmental and Social Review Directive

The ESRD is our due diligence process for managing environmental and social risks associated with large infrastructure and industrial projects. It requires us to determine whether a project is likely to have adverse environmental or social impacts despite mitigation measures, categorize the project in line with the OECD and Equator Principles, and carry out due diligence based on the project category.

Following the Office of the Auditor General of Canada’s (OAG) audit of the Directive in 2023, we implemented recommendations in 2024 and finalized several action items in 2025, including the following:

•	Started the build-out of an integrated case management system for expected launch in 2026

•	Completed a benchmarking exercise against peer ECAs and commercial banks

•	Conducted a gap analysis of the current ESRD project definition against updated international standards, including OECD guidelines, and reviewed the applicability of the exemption list

•	Completed a feasibility assessment and approved recommendations to increase the transparency of Category B projects

•	Updated transaction reporting to a user-friendly, machine-readable format for easier analysis

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Climate As climate considerations increasingly influence global markets, EDC is committed to helping Canadian exporters remain competitive and resilient while contributing to Canada’s transition toward a net zero economy.

Our commitment to responsible and sustainable business

2025 was a year of rapid change, requiring agility and resilience from Canadian businesses.

As Canada’s export credit agency, EDC supports exporters in seizing opportunities from the global energy transition and the move toward a more climate-resilient future. We remain committed to our mandate by advancing economic development and responsible business practices aligned with Canada’s economic and climate priorities.

The results of our 2025 Double Materiality Assessment confirm that climate change remains a material issue for EDC, with potential internal and external impacts. Looking ahead, supporting Canadian companies in managing physical climate risks and transition risks in high-emitting sectors will be critical.

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Measuring our climate progress

Financed emissions

Financed emissions represent the largest share of our climate footprint. In 2025, our financing portfolio accounted for 65% of our overall portfolio, with 10% related to carbon-intensive sectors that have higher potential for climate impacts.

Financed emissions intensity in 2025 was 216 tCO2e/$M,

compared to 183 tCO2e/$M in 2024 and 333 tCO2e/$M in 2020. The longer-term decline in intensity since 2020 reflects a sustained reduction in exposure to carbon-intensive sectors. As exposure has decreased, intensity has become more sensitive to future portfolio changes.

In terms of absolute emissions, financed emissions associated with our customers’ Scope 1 and 2 emissions increased by 15% year-over-year, driven by added exposure in the oil and gas industry.

Monitoring our financed emissions intensity

Airlines

In 2025, our airlines portfolio’s emissions intensity decreased to 100.3 gCO2 per passenger kilometre, a 24% decrease from our 2020 baseline. This year, we saw a continuation of the downward trend experienced in 2024, with the intensity decreasing another 4% year-over-year.

The emissions intensities of individual customers in our airlines portfolio have remained consistent with the prior year. The decrease in average intensity this year was driven by a high-emitting customer, which EDC had significant exposure to, and which was removed from the airlines portfolio during 2025.

Upstream oil and gas

In 2025, we remained on track to meet our 2030 climate target for upstream oil and gas production. The loan-weighted production volume of our upstream oil and gas portfolio was 1.23 exajoules, representing a 34% decline from our 2020 baseline. The technology mix of our upstream oil and gas portfolio in 2025 reflects a 41.1% share of oil production, representing a 15% decrease from our 2020 baseline, which significantly exceeds our 3% target.

The decrease in loan-weighted production volume compared to last year stems from EDC significantly increasing our exposure to a customer with lower-than-average production volume. With this customer now making up almost 40% of our portfolio, compared to only 16% last year, it had a meaningful impact on the year-over-year result. In addition, this same customer has a low oil to gas ratio in their technology mix, which also notably improved the ratio over the prior year.

Looking ahead, this trend may moderate or reverse as EDC increases support for nation-building projects and sectors critical to Canada’s competitiveness, including higher-emitting industries.

View page 33 for more information on our support for Canada’s oil and gas sector.

Operational emissions

While most of EDC’s GHG emissions arise from financing activities, we continue to manage our operational emissions. In 2025, operational emissions (Scope 1, Scope 2 location-based and Scope 3 business travel) totalled 2,638 tCO2e, with a carbon intensity of 1.87 tCO2e per square foot, compared to 3,271 tCO2e, with a carbon intensity of 1.79 tCO2e per square foot,(2) in 2024.(3)

EDC’s interim 2030 operational emissions reduction target was placed under review in 2025 due to external factors affecting emissions performance. EDC remains committed to achieving net zero by 2050 and will provide an update on its operational emissions target in its 2026 annual reporting suite.

EDC purchased and retired carbon offset credits and renewable energy certificates to match our annual Scope 1 and Scope 3 business travel emissions, and electricity consumption related to Scope 2 location-based emissions, respectively.(4)

Operational emissions trend

(1)	Historical results for 2021 financed Scope 1 and 2 emissions have been restated to correct a calculation error.

(2)	Emissions intensity per square foot is limited to Scope 1 and 2 emissions.

(3)	Historical results for 2024 have been restated for retrospective updates to emission factors and corrections to activity data classifications.”

(4)	For further details on the definition, sources, and use of our carbon offsets and renewable energy certificates, please refer to the appendix of EDC’s 2025 Climate-Related Disclosure.

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Supporting the energy transition

EDC supports the energy transition by financing Canadian exporters and projects that contribute to the shift to a low-carbon economy. Our approach for key areas and sectors is detailed in our 2025 Climate-Related Disclosure.

Sustainable finance

Sustainable finance activity spanned multiple eligible categories aligned with EDC’s mandate. The largest portion of our business facilitated this year stemmed from sustainability-linked loans, which—together with financing of renewable energy and energy efficiency projects—made up the vast majority of the total. In 2025, EDC refreshed its Sustainable Finance Framework to reflect evolving standards, effective January 1, 2026. Further detail on eligible activities and classifications is provided in our 2025 Climate-Related Disclosure.

Sustainable bonds

Since 2014, EDC has issued $3.8 billion in green bonds, supporting the growth and liquidity of Canada’s sustainable finance market. While no sustainable bond was issued in 2025, we continued to strengthen the program’s foundation in preparation for future issuances. Additional details are available in the 2025 Sustainable Bond Impact Report.

Spotlight on renewable energy

In 2025, EDC:

•	Disbursed $1.4 billion in financing to renewable energy projects(1)

•	Financed 2,375 MW(2) of renewable energy generation capacity

•	Supported 51 renewable energy projects

(1)	Renewable energy projects financed include those that are operational, partially operational or still in construction.

(2)

Total generation capacity relates to solar, wind and hydropower, and excludes battery energy storage and pumped hydro storage projects. The amount refers to the intended capacity that these projects expect to achieve at full operation upon completion, as defined in their respective financing agreements and project proposals. It is inclusive of all renewable energy projects that EDC disbursed financing to during the year and is pro-rated to EDC’s proportionate share of the project financing.

Climate-related risk

Climate change presents material risks and opportunities for EDC across the short, medium and long term. To strengthen the resilience of our business, we are integrating climate considerations into risk management and decision-making at the enterprise, portfolio and transaction levels.

EDC identifies and assesses climate-related risks through its Environmental and Social Risk Management Policy Framework, with enhanced assessments applied to transactions and customers with elevated climate exposure. These assessments inform risk decisions and engagement expectations.

In 2025, EDC continued to advance its climate scenario analysis capabilities to better understand potential transition risks to the portfolio. Scenario analysis focused on medium-term time horizons under a Divergent Transition scenario and was used to inform strategic planning and risk awareness under plausible decarbonization pathways.

Further details on our climate risk identification, assessment processes and scenario analysis, including 2025 findings, are available in our 2025 Climate-Related Disclosure.

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Human rights Respect for human rights is fundamental to building sustainable and inclusive economies. No matter where business takes place, respecting and protecting these rights is essential to building trust and creating lasting value.

Our approach

As Canada’s export credit agency, we have a responsibility to respect human rights across our operations. We focus on advancing better outcomes for people through our own actions and those of our customers.

Our approach is guided by the United Nations Guiding Principles on Business and Human Rights, the globally recognized standard for guiding responsible business conduct with respect to human rights. To ensure we embed respect for human rights across our activities and remain well positioned to identify, prevent and manage adverse human rights impacts, we continuously review and update our framework of policies, systems and processes.

As part of our broader suite of ESRM policies, the Human Rights Policy undergoes review every three years (see page 49). The latest review began in the fall of 2025 and is scheduled for completion in 2026. The last update occurred in 2023.

We share our progress on human rights through a dedicated report published every two years, complemented by yearly performance highlights in EDC’s integrated annual report. For a detailed look at our latest initiatives and performance, please see our 2025 Human Rights Report.

OUR APPROACH TO HUMAN RIGHTS
Strong governance and policies
Tracking and reporting our performance
Engaging with stakeholders and advancing best practices
Human rights risk management

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2025 key initiatives

Identifying priority human rights risks

Understanding where human rights risks are most likely to occur is essential to guiding responsible business decisions.

In 2025, we identified three salient human rights issues that are most severe and likely to occur, and for which we will be developing specific action plans. These findings stem from the formal assessment conducted in the prior year, which focused on our net zero commitment and Asia-Pacific strategy within our financing portfolio.

The table below summarizes these issues for both the strategy and the commitment. As a next step, we are exploring measures and actions that can be taken to address the identified risks.

Salient human rights issues	Risks specific to net zero commitment	Risks specific to Asia-Pacific strategy

Inadequate working conditions	Forced labour in renewable supply chains	Migrant and contract labour working conditions in infrastructure and advanced manufacturing sectors

Community impacts	Impact on Indigenous peoples in renewable projects	Stakeholder engagement in infrastructure projects

Occupational health and safety (OHS) risks	OHS in the critical minerals sector	OHS in infrastructure and advanced manufacturing sectors

Strengthening our risk

management guideline

Published in May 2025, our refreshed Human Rights Risk Management Guideline incorporates several updates. The guideline supports the application of EDC’s Human Rights Policy and establishes parameters for integrating human rights considerations into our environmental and social due diligence process. See the latest Human Rights Risk Management Guideline for more information.

Managing human rights risks in

defence and security

As EDC expands its support for the defence and security sector, we remain acutely aware of the heightened human rights risks it may present. All transactions are assessed on a case-by-case basis through a rigorous due diligence process that considers credit and non-credit risks, ensuring alignment with Canada’s international obligations and EDC’s policy commitments.

Over the past two years, we have strengthened our approach to managing these risks, which included updating our internal position for defence and security transactions, laying the groundwork for a responsible exit approach and completing initiatives like the saliency exercise to inform our policies and processes. We remain committed to upholding human rights in all aspects of our business and continuously evolving our practices to adjust to the evolving geopolitical landscape and organizational expectations.

Developing an approach for

responsible exit

Responsible exit is a key safeguard in global trade, ensuring that when business relationships present heightened human rights risks, we have a clear, principled approach to acting responsibly. In 2025, we advanced the development of a responsible exit approach to guide decisions in situations involving higher-risk transactions and customer relationships. The approach will establish clear principles for managing complex scenarios where continued engagement could pose significant human rights risks.

Advancing due diligence under

Canada’s Fighting Against Forced Labour

and Child Labour in Supply Chains Act

In 2025, we strengthened our approach to supply chain human rights due diligence in response to Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act, which requires annual reporting on measures to prevent forced labour and child labour. We published our annual report outlining actions taken to mitigate these risks, guided by our Code of Conduct, Procurement Policy and Supplier Code of Conduct. To further enhance our practices, we engaged a third-party expert to deliver targeted training for our Procurement team, reinforcing our commitment to ethical and responsible sourcing.

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2025 highlights

Human rights risk screenings by region

19.7%

of transactions underwent enhanced human rights risk screenings

North America 200
Asia Pacific 63
Europe 40
Latin America 37
Middle East 34
Africa 27

Human rights risk screenings by sector

Human rights–related risks identified in environmental and social screenings

10.0%
Environmental issues that present risks to people (e.g., water scarcity, deforestation, pollution)
13.5%
Supply chain management (e.g., forced labour, child labour, human trafficking)
14.7%
Infringement on freedom of expression or right to privacy
3.0%
Indigenous peoples, community engagement or land acquisition and resettlement
38.7%
Security practices of companies or service providers
20.2%
Employee labour, working conditions, or occupational health and safety

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2025 highlights Human rights risk North America 200 screenings by region Asia Pacific 63 Europe 40 19.7% Latin America 37 of transactions underwent Middle East 34 enhanced human rights risk screenings Africa 27 Human rights risk Manufacturing 132 screenings by sector Information and communications technology 43 Aerospace 39 Infrastructure, power generation, 37 transmission and distribution Other 36 Surface transportation 35 Mining, metals and heavy industry 28 Agriculture, aquaculture and forestry 25 Retail, sales and services 18 Oil and gas 8 Human rights– 10.0% 3.0% related risks Environmental issues Indigenous peoples, identified in that present risks to community engagement people (e.g., water scarcity, or land acquisition and environmental and deforestation, pollution) resettlement social screenings 13.5% 38.7% Supply chain Security practices management of companies or (e.g., forced labour, service providers child labour, human trafficking) 20.2% Employee labour, working 14.7% conditions, or occupational Infringement on freedom health and safety of expression or right to privacy The total percentage breakdown presented represents a subset of all screenings. This breakdown excludes any screenings where a transaction was flagged for multiple risks spanning several categories or the unique risk identified could not be attributed to the common risk themes.

Business integrity We view business integrity and strong governance as the foundations of a resilient Canadian trade ecosystem and economy.

Responsible business

Business integrity is critical to trade and to our role in helping Canadian companies build resilience and achieve global success.

Ethical conduct

As we grow our impact and make a greater difference for Canada, the places and spaces where we work are becoming increasingly complex. We have an obligation to bring the highest ethical standards whenever and wherever we do business.

In 2025, we revised and updated our Code of Conduct, with 98.2% of employees participating in ethics-related training and attesting to their commitment to comply with the Code. The training focused on the importance of speaking up, managing conflicts of interest, handling confidential information and interacting with suppliers.

Significant work was done to strengthen our insider trading program, including the launch of a new mandatory insider trading course for all employees. We also enhanced guidance on the acceptable use of social media, which was formalized in our new Social Media Standard.

In addition, we began developing an ethics culture survey as part of a broader campaign that will launch in 2026. The survey will measure employee perceptions of the ethical culture at EDC, pressure to compromise standards, and comfort in speaking up. Survey results will be integrated with feedback from other recent risk culture and engagement surveys to create a holistic view of our corporate culture and ensure ethics are embedded in our governance and risk frameworks.

Preventing financial crime

Financial crime undermines trust, disrupts markets and threatens global trade. At EDC, we take an uncompromising stance against it. Our commitment goes beyond compliance—we champion ethical practices and collaborate globally to strengthen resilience against financial crime. By doing so, we protect our customers, uphold integrity and contribute to a safer global financial system.

We adhere to all laws and international guidelines that apply to us and are bound to our commitment to the OECD’s Recommendation on Bribery and Officially Supported Export Credits.

Our Financial Crime Policy is the foundation of our program, which is designed to deter, detect, assess and mitigate money laundering and terrorist financing risk, bribery and corruption risk, external fraud risk and sanctions risk.

In 2025, we enhanced and streamlined our financial crime risk assessment models and processes to better inform our understanding of customer and transaction risks, enable deeper analysis and improve the customer experience. We also strengthened our external fraud controls and financial activity monitoring.

Our Financial Crime team continued to partner with peer ECAs, the OECD and the financial institution community to support transactional due diligence efforts and align on best practices for managing and assessing financial crime.

Risk management

Given the current economic and geopolitical environment, EDC expects to take on more risk to help Canadian companies diversify their trading partners and expand their export capacity. We are also stepping up our support to help grow Canada’s strategic and high-potential sectors.

We have allocated significant resources to maturing our risk management practices, recognizing that this not only helps ensure our long-term sustainability but also enables us to achieve our strategic objectives.

In 2025, EDC implemented significant, enterprise-wide improvements that materially strengthened our risk infrastructure and organizational resilience. Key initiatives included the following:

•	Enhanced our Enterprise Risk Management Framework—a foundational governance document that establishes the principles EDC applies to manage risk—in alignment with our evolving 2030 strategy

•	Updated our Risk Appetite Statement to ensure alignment between risk appetite and strategy; updates included recalibrating limits to reflect the strategic importance of certain sectors and geographies, and developing more granular risk tolerances at the sub-portfolio level to better inform management decision-making

•	Streamlined transaction triaging and approvals without compromising the effectiveness of controls, accelerating review of existing customers and lower-risk activities to refocus efforts on higher-risk transactions

•	Strengthened our credit and non-credit portfolio risk monitoring to enhance oversight, drive proactive portfolio management and inform future decision-making

•	Performed additional enterprise-wide stress testing in response to shifting economic and business conditions

•	Strengthened our culture to foster a common understanding of how to effectively balance customer centricity and sound risk management

Collectively, these accomplishments in 2025 advanced customer centricity, sound risk management, employee empowerment and organizational agility, and laid a strong foundation for continued maturity in 2026 as part of a multi-year journey.

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Transparency

and disclosure

Our Transparency and Disclosure Policy sets out a framework for disclosing information about our business in a way that balances customer confidentiality with the accountability and details sought by interested Canadians.

In 2025, we adopted a more user-friendly format for our transaction reporting. The individual transaction web page was updated to a machine-readable format that facilitates analysis by enabling users to filter by transaction categories and export transaction data. This update was made in response to our 2022 policy consultations and the 2023 OAG of Canada audit of EDC’s Environmental and Social Review Directive.

During the year, we also engaged with stakeholders on best practices in transparency and disclosure as part of the ESRM policy review, which is scheduled for completion in 2026 (see page 49).

EDC continues to report the aggregate number of prospective financing and insurance transactions that were turned down, either in whole or in part, due to ESG and financial crime–related risks.

2025 process and results Transactions Prospective transactions are assessed through EDC’s due diligence process, which considers both credit (that is, financial) and non-credit (that is, having relevance to EDC’s mandate, ESG and financial crime) risks. Phase 1: Early-stage review A prospective transaction is first reviewed at the product-team level to assess whether it aligns with EDC’s mandate and risk appetite. If it is clear at this early stage that the transaction does not meet our requirements, it is turned down and is not advanced for committee review and formal record-keeping. This process is designed to reduce inefficiency for both EDC and the company seeking our support. If we believe it could meet our expectations, the transaction advances to the formal decision-making committee stage. In 2025, turndowns, due in whole or in 25 part to ESG-related risks, were captured at this earlier stage. Phase 2: EDC formal decision-making committee stage Senior-level representatives approve or turn down transactions based on the findings of EDC’s due diligence processes. In 2025, prospective transactions out of the 499 reviewed by EDC’s 4 decision-making committees were turned down due in whole or in part to ESG-related risks.

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Corporate governance

EDC’s mandate, powers and objectives are established by statute of the Parliament of Canada through the Export Development Act.

As a financial Crown corporation operating on commercial principles, EDC is overseen by a board of directors composed of private sector representatives. These directors offer valuable external expertise and perspectives that are critical to guiding the organization toward success.

2025 highlights

•	Held 12 Board meetings (four quarterly and eight special meetings)

•	Participated in a robust quarterly director development program, with presentations from internal and external guest speakers

•	Completed an external Board effectiveness assessment and implemented actions to strengthen Board governance and effectiveness

•	Updated EDC’s subsidiary governance framework to strengthen Board oversight of FinDev Canada

•	Updated the Board Code of Conduct and the Board Conflict of Interest and Insider Trading Guideline, as well as other Board-level policies

•	Discussed sustainability strategy matters at the Board level and in committees, covering topics such as emerging trends, new legislation, climate action, biodiversity, human rights, defence and security, and stakeholder engagement

•	Discussed transformation and technology, covering topics such as EDC’s digital roadmap, data management, the adoption of emerging technologies (including AI) and cybersecurity

•	Held an annual strategy day focused on the evolution of EDC’s 2030 strategy in the context of the global landscape, markets and sectors of opportunity for Canada, and aligning corporate planning with shareholder priorities

•	Approved changes to the long-term incentive program to drive greater alignment with our 2030 strategy

•	Approved updates to the Enterprise Risk Management Framework and Risk Appetite Statement

•	Engaged with EDC customers and partners at an event at the Port of Montreal to deepen understanding of the trade-enabling infrastructure essential for diversifying Canada’s exports

•	Actively supported the onboarding and integration of EDC’s new CEO

•	Maintained a strong focus on strategic human resources topics, including culture, diversity and equity, leadership development and succession plans

Governance practices

Board stewardship

EDC’s Board of Directors, along with the Executive Management Team, ensures that the Corporation’s strategic direction and Corporate Plan are aligned with the trade priorities of its shareholder, the Government of Canada. The Board Chair acts as a link between EDC and the shareholder. In this regard, the Board is informed by guidance from the minister responsible for international trade through a Statement of Priorities and Accountabilities. In August 2025, the Board recommended the 2026 to 2030 Corporate Plan to the shareholder and the minister for approval. The plan was subsequently approved in December 2025.

Accountability and operations

With the exception of the President and CEO, the Board is independent of EDC’s management. The two entities have an effective working relationship, with the Board regularly reviewing the allocation of responsibilities. The EDC bylaws regulate Board proceedings and establish matters for which the Board has reserved authority. The Board Charter elaborates on the Board’s stewardship roles and responsibilities.

Board renewal

Board members are appointed by the Government of Canada for terms of up to four years. In some cases, their term may be renewed and they may serve beyond their terms, as permitted by the Export Development Act.

Current terms of office are published on our website.

At the end of 2025, three directors continued to serve beyond the end of their terms, and two director positions were vacant.

Ethical conduct

The Board promotes an ethical business culture and is sensitive to conflict-of-interest concerns. The Board approves EDC’s Employee Code of Conduct, which incorporates the Values and Ethics Code for the Public Sector, and receives regular reports on employee training and sign-off to confirm adherence. Board members are also expected to perform their roles in accordance with EDC’s Board Code of Conduct, which the Board reviews and approves annually. Attestation and training on the Board Code are annual obligations. EDC directors file standing declarations of interest and recuse themselves from discussions and voting where a real or potential conflict of interest exists. Board documents are screened to flag companies listed in the standing declarations so that documents are withheld from a director who has declared an interest in a party identified in the materials.

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Sustainability oversight

The Board oversees the Corporation’s overall sustainability direction and strategy, as well as the Environmental and Social Review Directive. Ongoing director development and certifications strengthen the Board’s collective sustainability competency. Of note, as of the end of 2025, 73% of directors hold the Global Competent Boards designation (GCB.D), slightly lower than 2024 levels. The designation covers enterprise risk, business complexity, technological disruptions, and social and environmental obligations. Sustainability is a standing item on the meeting agendas of the Board. All committees apply a sustainability lens in fulfilling their mandates. The Board receives regular sustainability updates from the Chief Sustainability Officer, in addition to hearing from the shareholder and civil society representatives.

Transformation and long-term strategy

The Board receives regular updates on the implementation of EDC’s 2030 strategy and holds an annual strategy day with the EDC Executive Management Team to take stock of progress, challenge key assumptions and align corporate planning with shareholder priorities. Throughout the year, the Board works closely with the Executive Management Team to examine trends affecting Canadian trade (such as global economic and geopolitical conditions, tariffs, the climate crisis and supply chain issues) and to engage in divergent thinking about the challenges and opportunities facing Canadian exporters.

Enterprise risk management

As an export credit agency, we encounter a variety of financial, operational and strategic risks across a diverse economic and political landscape. Enterprise risk management builds risk management practices into EDC’s everyday operations and therefore remains a Board priority. The Board reviews and approves EDC’s Enterprise Risk Management Framework and Risk Appetite Statement and receives reports from the Chief Risk Officer at least quarterly.

Senior management evaluation and succession

As part of its responsibilities, the Board evaluates the annual performance of the President and CEO, executive and senior vice-presidents, and other designated positions. Set by the Human Resources Committee, the President and CEO’s annual performance objectives and metrics are directly related to EDC’s achievement of objectives in the Corporate Plan. The Human Resources Committee reviews performance based on these objectives and metrics and makes recommendations to the Board. The Board provides the government with recommendations for the President and CEO’s performance rating and variable pay. The Human Resources Committee also reviews short- and long-term incentive pay programs and oversees talent management and succession plans. In 2025, the Board Chair actively participated in the CEO onboarding and transition plans.

62	EDC 2025 Integrated Annual Report

Board committees

The Board is supported by six committees, and regularly reviews their mandates and terms of reference, as outlined below. Each Board member serves on two committees.

63	EDC 2025 Integrated Annual Report

Risk Management Committee

Chairperson: Daniel Moore

Number of meetings: Four

Members: Vivian Abdelmessih (in the capacity of Board Chair), Pierre Boivin, Angela Fong, Pierre Matuszewski, Alison Nankivell (in the capacity of President of EDC)

The Risk Management Committee supports the Board's oversight of the prudent management of EDC's capital structure, including the management of credit, market and other enterprise risks.

Its main duties are as follows:

- Oversee and recommend updates to the internal policy framework governing the authorization of EDC's business activities
- Oversee the authorizations required to undertake specific transactions
- Review and recommend transactions requiring Board approval
- Monitor compliance with the Risk Appetite Statement and limits
- Monitor compliance with the Environmental and Social Review Directive
- Oversee EDC's compliance and ethics programs
- Receive updates on portfolio management activities

Executive Committee

Chairperson: Vivian Abdelmessih

Number of meetings: Zero

Members: Heather Culbert (non-voting, ex officio member), Karna Gupta, Pierre Matuszewski, Daniel Moore, Alison Nankivell (in the capacity of President of EDC), Manjit Sharma

The Executive Committee has the authority to exercise certain Board powers and meets only if necessary to deal with urgent matters that arise between Board meetings.

Director remuneration and Board attendance

Membership and attendance of EDC Board of Directors committees in 2025

	$

	Total Compensation (retainer plus per diem payments)		Audit Committee Meeting (3 = quorum)	Business Performance Committee Meeting (3 = quorum)	Human Resources Committee Meeting (3 = quorum)	Nominating & Corporate Governance Committee Meeting (3 = quorum)	Risk Management Committee Meeting (4 = quorum)	Board of Directors Meeting (6 = quorum)	Exinvest

Abdelmessih, Vivian		$55,927.50	4/4	4/4	4/4	4/4	4/4	12/12	1/1

Boivin, Pierre		$18,810.00		4/4	4/4		4/4	12/12	1/1

Culbert, Heather		$20,022.50	4/4		4/4	3/4		10/12	1/1

Fong, Angela		$20,265.00		4/4			4/4	11/12	1/1

Gupta, Karna		$28,195.00	4/4	4/4	4/4	4/4		11/12	1/1

Lavery, Mairead								3/3

Matuszewski, Pierre		$26,630.00		4/4	4/4	4/4	4/4	12/12	1/1

Moore, Daniel		$25,902.50	4/4			4/4	4/4	12/12	1/1

Nankivell, Alison			3/3	3/3	4/4	3/4	4/4	9/9	1/1

Payette, Richard		$5,607.50	1/1	1/1			1/1	3/4	1/1

Sharma, Manjit		$25,902.50	4/4	4/4		3/4		12/12	1/1

Telford, Megan		$16,132.50		3/4	3/4			8/12	1/1

Yuers, Kari		$17,355.00	3/4	4/4				10/12	1/1

Total		$260,750.00

EXINVEST		$5,335.00

Total		$266,085.00

64	EDC 2025 Integrated Annual Report

Board of Directors and executive team

Board of Directors

Vivian Abdelmessih
(Chair)
Toronto, ON

Karna Gupta
(Vice-Chair)
Oakville, ON

Pierre Boivin
Sainte-Foy, QC

Heather J. Culbert
Calgary, AB

Angela Fong
Edmonton, AB

Pierre Matuszewski
Montreal, QC

Daniel Moore
Toronto, ON

Manjit Sharma
Toronto, ON

Megan Telford
Toronto, ON

Kari Yuers
Vancouver, BC

Executive Management Team

Alison Nankivell
President and Chief Executive Officer

Carl Burlock[1]
Executive Vice-President and Special Advisor

Scott Moore
Executive Vice-President, Finance and Chief Operating Officer

Susannah Crabtree
Senior Vice-President, People and Culture

Guillermo Freire
Senior Vice-President, Mid-Market Group

Sven List
Senior Vice-President, Canadian Corporate Business

Dominic Mailhot
Senior Vice-President and Chief Digital Information Officer

Julie Pottier
Senior Vice-President, Small Business & Partnerships and Head of Insurance

Steven Richards
Senior Vice-President and Chief Risk Officer

Nancy Russell
Senior Vice-President and Chief Internal Auditor

Miguel Simard
Senior Vice-President, Customer Experience and Chief Legal Officer

Todd Winterhalt
Senior Vice-President, International Markets and Head of Communications and Public Affairs

65 EDC 2025 Integrated Annual Report

Board of Directors and executive team Board of Directors Vivian Abdelmessih Karna Gupta Pierre Boivin Heather J. Culbert Angela Fong (Chair) (Vice-Chair) Sainte-Foy, QC Calgary, AB Edmonton, AB Toronto, ON Oakville, ON Pierre Matuszewski Daniel Moore Manjit Sharma Megan Telford Kari Yuers Montreal, QC Toronto, ON Toronto, ON Toronto, ON Vancouver, BC Executive Management Team Alison Nankivell Carl Burlock(1) Scott Moore Susannah Crabtree Guillermo Freire President and Chief Executive Executive Senior Vice-President, Senior Vice-President, Executive Officer Vice-President Vice-President, People and Culture Mid-Market Group and Special Advisor Finance and Chief Operating Officer Sven List Dominic Mailhot Julie Pottier Steven Richards Nancy Russell Senior Vice-President, Senior Vice-President Senior Vice-President, Senior Vice-President Senior Vice-President Canadian Corporate and Chief Digital Small Business & and Chief Risk Officer and Chief Internal Business Information Officer Partnerships and Auditor Head of Insurance Miguel Simard Todd Winterhalt Senior Vice-President, Senior Vice-President, Customer Experience International Markets and (1) Carl Burlock dedicated nearly 30 years of service to EDC until his passing and Chief Legal Head of Communications on February 26, 2026. His contributions will leave a lasting mark on the Officer and Public Affairs organization and everyone who had the privilege of working with him.

Inclusion and caring We give a hand up to those who face barriers to trade and champion inclusion and caring in our workplace and communities.

Inclusive trade

When export is inclusive, it can advance the interests of groups who have faced barriers to trade, helping their businesses grow and succeed, and making a positive impact on our economy and communities.

Through our inclusive trade efforts, we support Canadian companies owned by members of equity-seeking groups—including women, Indigenous peoples, Black and other racialized Canadians, persons with disabilities, and those from the 2SLGBTQI+ community.

Our Inclusive Trade team works directly with business owners, providing practical guidance and support as they navigate their exporter journey. We help companies identify opportunities, overcome barriers and connect with the right resources—whether through EDC or our network of partners.

2025 highlights

Helping businesses navigate trade turbulence

As Canadian exporters navigated rising costs, shifting U.S. trade policies and tightening market conditions in 2025, the pressures on inclusive trade companies—often micro-sized and values-driven—were compounded by systemic barriers, limited capital and smaller teams. We heard through engagements with ecosystem partners and diverse businesses that they were concerned about political and cultural shifts in the U.S., including anti-2SLGBTQI+ legislation and rollbacks on diversity, equity and inclusion initiatives.

To ensure businesses were informed, aware of available resources, connected with partners and supported through these challenges, we worked closely with our ecosystem partners and diverse business communities.

Through outreach and knowledge sharing, we also helped strengthen resilience among diverse exporters and reinforced our role as a trusted partner in navigating trade turbulence. Initiatives included dedicated webinar sessions on tariffs, market diversification and risk mitigation for the Canadian Queer Chamber of Commerce (formerly the Canadian Gay and Lesbian Chamber of Commerce), the Canadian Council for Indigenous Business, the Women Entrepreneurship Knowledge Hub, the Women Presidents Organization, and other partners.

67	EDC 2025 Integrated Annual Report

Delivering value through ecosystem engagement

We worked with national and community organizations, financial institutions and government agencies to make EDC solutions more accessible and relevant to diverse businesses. Our focus was on taking practical actions that would deliver real value, such as webinars, trade missions and tailored resources.

Outreach highlights included the following:

•	We joined more than 600 attendees at the Black Founders Network’s Power of Community event, where we launched the Black Exporters Guide. We also partnered with Groupe 3737 to deliver trade-focused resources to Black, racialized and immigrant entrepreneurs nationwide. Building on successful trade missions to the U.K., Ivory Coast and Senegal, Groupe 3737 continues to champion market diversification in Africa and Europe.

•	In support of Indigenous businesses, we sponsored events and deepened our engagement with Pow Wow Pitch, the Council for the Advancement of Native Development Officers, the National Aboriginal Capital Corporations Association, the Canadian Council for Indigenous Business and First Nations Major Projects Coalition. We also evolved our Indigenous business strategy (see page 39).

•	Women in trade outreach included sponsoring and speaking at the WEConnect International North America Summit, presenting at the StrikeUP Canada digital conference, and supporting Coralus’s 10th anniversary summit and the Asia Pacific Foundation of Canada’s trade missions for Canadian women-led companies to Asia-Pacific markets.

•	We participated as a sponsor and speaker at the 2SLGBTQI+ Global Business Summit, contributing to the Navigating Global Supply Chains and Supplier Diversity panel, which focused on export diversification, strategies for navigating U.S. market changes and inclusive trade opportunities.

Growth in financial customers

We saw momentum in supporting diverse exporters through financial solutions. The number of customers accessing EDC’s financial products grew by approximately 2.0% year-over-year.

Close to 29% of Trade Expansion Lending Program customers are inclusive trade companies. While this proportion remained stable year-over-year, the number of inclusive trade companies using TELP increased by approximately 46% from 2024 to 2025, underscoring the program’s growing role in advancing equitable access to capital through partnerships.

$2.7 billion

in business facilitated

1,409

financial customers served

(1,623 non-financial customers)

$1.2 billion

in business facilitated for women in trade

$154 million

in business facilitated for

Indigenous companies

68	EDC 2025 Integrated Annual Report

2025 impact

Pillar	Goal	2025 impact

Inspire	Increase reach and build awareness	50 external speaking engagements were held to build awareness of the benefits of exporting.

Educate	Increase knowledge and understanding	2,217 inclusive trade companies accessed EDC’s knowledge services.

Connect	Guide with ecosystem connections and navigational support	The Inclusive Trade team had more than 100 direct one-to-one engagements with business owners to facilitate introductions to trade programs and connections with ecosystem partners and international opportunities.

Enable	Deliver EDC financial solutions	1,409 inclusive trade companies accessed EDC financial products, for a total of $2.7 billion of trade facilitated.

Empower	Support community investment, advocate for economic empowerment and enable the inclusive trade ecosystem	25 partners were empowered through financial sponsorships and our commitment to support economic empowerment and inclusive trade.

Supplier diversity

In 2025, we invested approximately $6.1 million in goods and services from diverse suppliers, reflecting our commitment to building an inclusive and equitable supply chain. We actively seek to create opportunities for suppliers from equity-seeking communities and ensure fair access to procurement processes. To support this, our Procurement Policy requires that, whenever possible, at least one diverse supplier be included on the short list for procurements valued between $200,000 and $627,000.

64

Contracts with diverse suppliers

$6.1 million

Diverse supplier spend

2.2%

Diverse supplier spend as a percentage

of total procurement spend

69	EDC 2025 Integrated Annual Report

Inclusion, diversity, equity and accessibility

Our commitment to inclusion, diversity, equity and accessibility (IDE&A) plays a big role in helping us bring out the best in our people, meet customer needs and deliver greater impact for Canada.

In 2025, we held extensive in-person and virtual consultation sessions across Canada, reaching more than 550 employees, to inform the development of a new, three-year IDE&A action plan aligned with our corporate strategy and business goals. These efforts will not only strengthen our existing workplace culture but also lay the groundwork for EDC’s long-term strategy by ensuring that inclusion, diversity, equity and accessibility remain central to our evolving business priorities and talent management practices. This strategic alignment supports our vision of sustained success, adaptability and leadership excellence into the future.

We published our 2026–2028 Accessibility Plan, which outlines the actions we will take to remove and prevent barriers to accessibility and to promote inclusion for persons with disabilities. The plan was developed with input from employees, experts and organizations serving persons with disabilities, so that our actions can reflect real experiences and needs. It focuses on improving our technology for all, making our workspaces easier to use, and helping our employees learn more about accessibility—all of which will ensure customers can easily engage with our digital platforms and services, and expand our reach to all Canadians, including exporters with disabilities.

Hats off to our award winners

The Association of Black Professional Networks, a group of Black professionals dedicated to excellence, diversity and inclusion for the Black community, recognized several EDC employees with three awards at an event in Montreal in 2025:

•	Black Professional of the Year was won by Myriam Francisque, our former National Lead, Inclusive Trade, Black and Racialized Exporters.

•	Ally of the Year was won by Todd Winterhalt, our Senior Vice-President, International Markets, who is also the executive sponsor of our Black Employee Resource Group.

•	Black Professionals Network of the Year was won by our Black Employee Resource Group, the first external recognition for any of EDC’s employee resource groups.

2025 highlights

•	We developed a new resource guide for our nine employee resource groups (ERGs) and two affinity groups to foster shared understanding and a practical framework for advancing IDE&A across EDC and FinDev Canada. To be released in 2026, the guide clarifies roles and responsibilities, supports planning and engagement, and ensures alignment with our IDE&A mission, values and long-term strategy.

•	To demonstrate our commitment to truth and reconciliation and honour the National Day for Truth and Reconciliation, we celebrated the first-ever raising of the Survivors’ Flag at our Ottawa community hub and virtually on Microsoft Teams. An Indigenous elder shared stories and songs before helping raise the flag. Gallery walks in EDC community hubs across Canada explained the meaning and symbolism of the Survivors’ Flag and each of the flag’s components.

•	Various ERG panel discussions with industry experts educated employees and raised awareness about the resilience and export experience of historically disadvantaged groups. Topics included demystifying the Black exporter experience with insights into the challenges and opportunities they face; the importance of supporting diverse communities in developing countries and how the private sector can drive change; navigating entrepreneurship with voices from Indigenous and 2SLGBTQI+ communities; and exploring how Latin American heritage fuels innovation, trade and global connection.

•	For the first time, we formally recognized the National Day for Remembrance and Action on Violence Against Women (December 6) by distributing white ribbon pins, sharing an executive video message, and inviting employees to take the White Ribbon pledge to stand against gender-based violence.

•	Recognizing that 2SLGBTQI+ rights in Canada were hard won through decades of activism and courage, Pride Week offered an opportunity to come together, learn and celebrate the diversity that strengthens our workplace. Highlights included a Pride flag raising ceremony at our Ottawa community hub and a gallery walk in several offices showcasing a visual timeline of 2SLGBTQI+ rights in Canada.

•	Work began on efforts to embed accessibility into our procurement practices, including updating request-for-proposal templates to include accessibility requirements and other procurement documents, assets and processes.

70	EDC 2025 Integrated Annual Report

Workforce composition by equity-seeking group(1)(2)

% Visible minorities

30%
2025 target
2024
37.3%
2025
38.7%

% Visible minorities—Black

7%
2025 target
2024
8.7%
2025
8.4%

% Indigenous peoples

3%
2025 target
2024
2.1%
2025
2.1%

% 2SLGBTQI+

5%
2025 target
2024
3.9%
2025
4.4%

% Persons with disabilities

8.5%
2025 target
2024
8.6%
2025
8.8%

Leadership(1)(2)

% Female

50%
2025 target
2024
50.0%
2025
49.8%

% Visible minorities

25%
2025 target
2024
21.1%
2025
22.1%

Employees by gender(1)(2)

Gender diverse or prefer not to answer
1.2%
Female
52.9%
50%
2025 target
Male
45.9%

Wage parity ratio (women : men)

98.7%

71 EDC 2025 Integrated Annual Report

Workforce composition by equity-seeking group(1)(2) While we have achieved or exceeded most of our 2025 representation targets, our focus remains on tactics to ensure there is diverse representation at all levels of leadership. % Visible minorities % Visible minorities—Black 30% 7% 2025 target 2025 target 2024 37.3% 2024 8.7% 2025 38.7% 2025 8.4% % Indigenous peoples % 2SLGBTQI+ 3% 5% 2025 target 2025 target 2024 2.1% 2024 3.9% 2025 2.1% 2025 4.4% % Persons with disabilities 8.5% 2025 target 2024 8.6% 2025 8.8% Leadership(1)(2) % Female 50% 2025 target 2024 50.0% 2025 49.8% % Visible minorities 25% 2025 target 2024 21.1% 2025 22.1% Employees by gender(1)(2) Wage parity ratio (women : men) Gender diverse or prefer not 98.7% to answer 1.2% Female Male 52.9% 45.9% 50% (1) Results are based on 2025 target responses received from the self-identification survey. (2) Totals exclude FinDev Canada, employees on leave, locally engaged staff and students.

Talent programs

Our success depends on the work of our highly qualified, passionate and dedicated employees. We continuously evolve our talent programs to attract, engage, develop, empower and retain people who want to make a difference—for Canadian companies, for our country and for each other.

2025 highlights

•	We launched a strategic workforce planning pilot to ensure EDC is equipped with the capabilities needed for future success. The pilot provided valuable insights that will guide a broader rollout of our strategic workforce planning framework.

•	Leadership development efforts centred on continuing the Leading with Impact immersion program, which includes learning pods, 360-degree evaluations and one-on-one coaching. We also invested in high-potential leaders through the Accelerated VP program.

•	To ensure our talent pipelines remain healthy and ready to support EDC’s long-term success, we conducted talent reviews for all managers, providing us with a clear view of top talent across the organization. We also identified critical vice-president roles and related mitigation plans, and finalized succession plans for both the vice-president and senior vice-president levels.

•	Our annual employee conference in June focused on how EDC is built to rise to current challenges and seize tomorrow’s opportunities. It included inspirational talks from EDC customers and leaders around the world as well as sessions on our risk program, market diversification successes, responsible business practices and digital innovation. To keep employees informed throughout the year, we introduced Quarterly Connects, 30-minute, all-staff virtual meetings where our executives provide quarterly updates on our business and strategy.
•	We welcomed 160 students and new graduates as interns at our head office in Ottawa and across Canada as part of our effort to attract top early-career talent. To better support today’s learners, we enhanced our campus recruitment program by extending eligibility and expanding the application window, enabling more students to launch meaningful careers at EDC.

Employee engagement

Employee sentiment, measured through our engagement survey, is our key indicator of the overall employee experience. In 2025, we switched to a single annual engagement survey, launched in October. Participation was outstanding at close to 92%, and we saw a 15-point improvement in our Employee Net Promoter Score.

Survey results showed notable gains in key areas such as enablement, belonging, trust and safety, as well as a strong understanding of our corporate strategy. Both our wellness factor and our leadership index scores remained very strong, reinforcing the positive impact of our efforts to support employee well-being and leadership development. These insights continue to inform action plans at the executive and team levels, ensuring we sustain momentum in creating an exceptional employee experience.

An amazing place to work

In 2025, EDC was selected as one of Canada’s:

•	Top 100 Employers

•	Top Employers for Canadians Over 40

•	Top Employers for Young People

•	Top Family-Friendly Employers

•	Best Diversity Employers

•	Greenest Employers

This was the 10th year in a row that EDC was named one of Canada’s Top 100 Employers, and the 19th time since our first win in 2002. Mediacorp Canada Inc. highlighted several reasons why EDC continues to shine, including our commitment to inclusion, diversity, equity and accessibility, our focus on employee wellness, and our flexible work options, community involvement, career development for young professionals, and strong environmental sustainability initiatives. We were also named one of the National Capital Region’s Top Employers.

72	EDC 2025 Integrated Annual Report

Valuing our people

EDC’s highly skilled employees enable us to fulfil our mandate. The longer they stay with us, the bigger the role they’re likely to play in our success. We are proud to report that the average employee tenure is just over nine years. This longevity reflects not only deep institutional knowledge and operational excellence, but also a high level of employee engagement—our 2025 survey showed a significantly higher percentage of supporters than detractors. By promoting employee development, we have filled 45% of open positions with qualified internal candidates, supporting long-term career growth and fostering a resilient and innovative workplace where employees feel valued.

9+ years

is the average EDC employee tenure

Community investment

Sharing our time, talents and financial resources to help the communities where we live and work is an EDC value that is as important to our people as it is to those we serve.

In 2025, we held our annual Community Investment Day, extending it to some of our international locations for the first time. It’s a day set aside for lending a hand to charities in our local communities. Our final tally was as follows:

•	1,100+ employees participated

•	70+ unique activities

•	40+ charities supported across Canada, Bogota (Colombia) and Singapore

•	$40,000+ in direct donations pledged across participating charities

In addition to Community Investment Day, our employees are given two community service days per year for volunteer work at the charity of their choice. Through our Charitable Donations Program, they can also apply for donations to the charities they support.

Youth education scholarships

In 2025, we were pleased to award $135,000 to post-secondary students demonstrating high academic achievement and leadership within equity-seeking communities through our Youth Education Program.

Twenty students received the International Business Scholarship, and seven students from equity-seeking communities representing our ERGs were awarded the Community Leadership Scholarship—all in the amount of $5,000 each. In addition to maintaining strong academic standing, students awarded the International Business Scholarship displayed a deep passion for global trade, while those awarded the Community Leadership Scholarship actively contributed to their communities. Representatives from our ERGs were part of the Community Leadership Scholarship nomination and selection committee.

Since 2000, more than $2.1 million and 630 scholarships have been awarded through EDC’s Youth Education Program.

73	EDC 2025 Integrated Annual Report

Embracing our value of caring 1,100+ Employees volunteered during our first-ever national and international Community Investment Day EDC’s Corporate Communications team at an Ottawa Community Housing property, helping to restore and revive the building. $72,055 5,829 Total donations from Total volunteer EDC employees hours contributed by EDC employees $403,393 EDC employees in Calgary assembling meals for Total donations from EDC(1) communities in need. EDC employee assembling hygiene kits for communities in need at the head office in Ottawa. 83 EDC-sponsored employee volunteer days In 2025, we replaced end-of-life laptops and phones for around 2,200 employees to ensure they have the right tools to do their work. We gave employees the option to purchase the older devices, and we then donated the $233,000 raised to local charities. (1) Total donations from EDC includes the proceeds from the end-of-life technology buy-back program.

Our global footprint

Corporate representation

Canadian offices

- Ottawa, ON (Headquarters)
- Vancouver, BC
- Calgary, AB
- Edmonton, AB
- Regina, SK
- Winnipeg, MB
- Toronto, ON
- Kitchener, ON
- Mississauga, ON
- Windsor, ON
- Montreal, QC
- Brossard, QC
- Laval, QC
- Quebec City, QC
- Halifax, NS
- Moncton, NB

Official representation
(without an office)

- Victoria, BC
- Saskatoon, SK
- London, ON
- Charlottetown, PEI
- St. John's, NL

International representations

- Chicago, U.S.
- Atlanta, U.S.
- Dallas, U.S.
- Mexico City, Mexico
- Monterrey, Mexico
- Rio de Janeiro, Brazil
- Sao Paulo, Brazil
- Bogota, Colombia
- Santiago, Chile
- Dusseldorf, Germany
- Istanbul, Türkiye
- London, England
- Johannesburg, South Africa
- Dubai, UAE
- New Delhi, India
- Mumbai, India
- Singapore (branch)
- Beijing, China
- Shanghai, China
- Sydney, Australia
- Seoul, Korea
- Jakarta, Indonesia
- Tokyo, Japan
- Manila, Philippines
- Ho Chi Minh City, Vietnam
- Bangkok, Thailand (opened in 2025)

Opening in 2026

- Paris, France
- Warsaw, Poland
- Stockholm, Sweden

75 EDC 2025 Integrated Annual Report

Our global footprint In 2025, we had 16 offices across Canada and 26 international representations, including Singapore (EDC’s Asia-Pacific regional headquarters and our only stand-alone financing branch outside Canada), all focused on connecting with Canadian companies and helping them succeed internationally. Corporate representation Canadian offices • Mexico City, Mexico • Ottawa, ON • Monterrey, Mexico (Headquarters) • Rio de Janeiro, Brazil • Vancouver, BC • Sao Paulo, Brazil • Calgary, AB • Bogota, Colombia • Edmonton, AB • Santiago, Chile • Regina, SK • Dusseldorf, Germany • Winnipeg, MB • Istanbul, Türkiye • Toronto, ON • London, England • Kitchener, ON • Johannesburg, South Africa • Mississauga, ON • Dubai, UAE • Windsor, ON • New Delhi, India • Montreal, QC • Mumbai, India • Brossard, QC • Singapore (branch) • Laval, QC • Beijing, China • Quebec City, QC • Shanghai, China • Halifax, NS • Sydney, Australia • Moncton, NB • Seoul, Korea Official representation • Jakarta, Indonesia (without an office) • Tokyo, Japan • Victoria, BC • Manila, Philippines • Saskatoon, SK • Ho Chi Minh City, Vietnam • London, ON • Bangkok, Thailand • Charlottetown, PEI (opened in 2025) • St. John’s, NL Opening in 2026 International • Paris, France representations • Warsaw, Poland • Chicago, U.S. • Stockholm, Sweden • Atlanta, U.S. • Dallas, U.S.

General disclaimer and information about

forward-looking statements

This document is provided for general information purposes only and is subject to change without notice. No representations, warranties, or assurances of any kind, express or implied, are made by EDC in this document, and EDC accepts no responsibility in relation to the accuracy, currency, completeness, omission, reliability, legality, quality or suitability for any purpose. The reader is solely liable for any use of the information contained in this document at the reader’s own risk, and the reader should seek and obtain any requisite professional advice or other assistance as required in connection with the information contained in this document. EDC will not be held responsible for any loss or damage whatsoever arising from the use of this document, or the information contained in this document. EDC has no responsibility or obligation to update or revise any statements in this document to reflect actual changes in assumptions or changes in factors affecting these statements or to otherwise notify any readers if any information, opinion, projection, forecast or estimate set forth herein changes or subsequently becomes inaccurate.

This document may contain statements about future events and expectations that are forward-looking in nature. Such “forward-looking statements” may include those related to our vision, commitments, goals and targets to help Canada increase exports in a sustainable and responsible manner. These statements relate to, among other things, EDC’s goals, commitments, targets, aspirations, and objectives and are based on our current beliefs, all of which may change over time. In particular, readers are cautioned not to place undue reliance on these statements as a number of risk factors and uncertainties could cause actual results to differ materially from the goals, commitments, targets, aspirations, and objectives expressed in such forward-looking statements. These factors include the availability of comprehensive and high-quality data (including data from our customers), economic and market trends (including changes in interest rates and the existence of a global market for sustainable and responsible Canadian exports), changes in applicable domestic and international laws, rules, regulations, and government policies and strategies, the need for active, continued participation of stakeholders (including customers, financial institutions, enterprises and governmental and non-governmental organizations), the development and deployment of new production methods and technologies, and our ability to internally deploy the resources necessary to provide further sustainability-based services to our customers, among other unforeseen events or conditions. EDC does not undertake any obligation to update forward-looking statements.

This document may contain or reference public or other third-party information (including via hyperlinks to websites) which EDC may rely upon in making certain statements, however such information is not independently reviewed, verified, approved, owned, controlled, or endorsed by EDC; such information is not considered a part of this document unless explicitly stated otherwise.

This document is not intended to be, and should not be construed as, providing legal, regulatory, financial or other professional advice. It does not constitute an offer or invitation to sell or any solicitation of any offer to subscribe for or purchase or a recommendation regarding any securities. Nothing contained herein shall form the basis of any contract or commitment whatsoever, including to provide any product or service described in this document or to earmark any specific product or service for any particular purpose described in this document. This document has not been approved by any security regulatory authority. No person should rely on, take or refrain from taking, any action on this information, and readers should seek and obtain any requisite professional advice or other assistance as required in connection with the information herein.

Additional sustainability-related language

Due to the limitations and uncertainties in climate and sustainability science and risk reporting, we have relied on a variety of market practices, taxonomies, guidelines and standards, making good faith estimations and assumptions in developing this document. These climate and sustainability related concepts and practices change over time and, where used herein, are intended to refer to EDC’s understanding of those terms as used in its internal policies, procedures and guidelines, and EDC accepts no responsibility or obligation to update or revise any of the statements in this document, although it may choose to do so to reflect such changes.

76	EDC 2025 Integrated Annual Report

Management’s Discussion and Analysis Management’s Discussion and Analysis (MD&A) should be read in conjunction with our audited consolidated financial statements and related notes for the year ended December 31, 2025. All amounts are expressed in Canadian dollars. CAUTION REGARDING FORWARD-LOOKING STATEMENTS This document contains projections and other forward-looking statements regarding future events. Such statements require us to make assumptions and are subject to inherent risks and uncertainties. These may cause actual results to differ materially from expectations expressed in the forward-looking statements. NON-IFRS MEASURES We use a number of financial measures to assess our performance, some of which are not calculated in accordance with or defined under International Financial Reporting Standards (IFRS). Non-IFRS financial measures are used to enhance the understanding of our performance and are used by management in financial and operational decision-making. As these measures do not have standardized meanings, they may not be comparable to similar measures used by other institutions. Definitions of the non-IFRS financial measures used in this report are provided in the glossary. The Financial Review section of this report includes the consolidated results of EDC and our wholly owned subsidiary, FinDev Canada. Information throughout the rest of the report pertains only to EDC, unless otherwise specified. Economic Overview 78 Financial Condition 85 Risk Governance, Statement of Financial Oversight and Design 97 Financial Results Overview 79 Position Summary 85 Board and Its Key Risk Impact of Foreign Exchange Committees 97 Corporate Plan Discussion 85 Translation on Financial Business Facilitated 87 Management and Its Key Results 80 Risk Committees 97 Portfolio Overviews and Exposures 88 Key Risk Management Financial Performance 80 Groups 99 Net Financing and Concentration of Exposure 88 Key Risks 100 Investment Income 80 Financing Portfolio 88 Financial Risks 100 Net Insurance Service Result 82 Insurance Portfolio 91 Non-Financial Risks 105 Other (Income) Expenses 83 Marketable Securities and Provision for (Reversal of) Derivative Instruments 93 Critical Accounting Credit Losses 83 Capital Management 94 Policies and Estimates 106 Administrative Expenses 84 Investor Relations 95 Change in Accounting Off Balance Sheet Standards 106 Arrangements 96 Supplemental Information 107 Financial Instruments 96 Risk Management Overview 96

Management’s Discussion and Analysis

Export Development Canada (EDC) is a Crown corporation dedicated to helping Canadian companies of all sizes succeed in global markets. We’re Canada’s export credit agency and a member of the Government of Canada’s international trade portfolio, with offices and representations across Canada and around the world. Since 1944, we’ve equipped Canadian companies with the tools they need—the trade knowledge, connections and financial solutions, including loans, equity and insurance—to grow their business with confidence. Underlying our support is a commitment to sustainable, responsible and inclusive business, aimed at strengthening the way trade serves society and our planet.

ECONOMIC OVERVIEW

Economic Environment

The global economy in 2025 continued to face significant headwinds, with growth stabilizing but remaining below long-term averages. The year was marked by persistent policy uncertainty with the beginning of a new U.S. administration, especially related to U.S. trade and fiscal policy, and the ongoing impact of tariffs. Despite these challenges, the global economy avoided recession.

In the U.S., economic growth is forecast to have been 2.5% in 2025, exceeding estimates made when tariffs were announced. Businesses absorbed much of the tariff impact, keeping prices from surging and allowing consumer spending to hold up. However, policy uncertainty hit business and consumer confidence and the labour market weakened as hiring slowed. Inflation remained at the upper end of the Federal Reserve’s comfort zone in 2025. After maintaining interest rates for longer than most of its peers, the Federal Reserve cut rates three times beginning in September, bringing its target range to 3.50%–3.75%.

Canada’s economy narrowly avoided recession in 2025 but felt the strain from trade policy headwinds. U.S. tariffs on Canadian exports hit consumer and business confidence. Business investment remained weak due to the uncertainty. While the overall labour market showed resilience, the situation has differed between sectors with more trade exposed sectors experiencing a worse outlook.

Canada does continue to benefit from a lower effective tariff rate than most other U.S. trading partners thanks to an exemption from duties for goods compliant with the Canada-United States-Mexico Agreement (CUSMA). However, key export sectors of the Canadian economy have been impacted by U.S. sectoral tariffs including motor vehicles and parts, copper products, steel and aluminum products. Through the first eleven months of 2025, Canadian goods exports were essentially unchanged compared to the same period in 2024. For that same period, goods exports to the U.S. fell by nearly 5% while exports to non-U.S. markets increased by almost 16%.

The Canadian economy is forecast to have grown by 1.5% in 2025. While inflation stayed close to its target band, a weak outlook for the economy in the face of tariffs and trade policy uncertainty led the Bank of Canada to support growth by cutting interest rates three times, bringing its target rate to 2.25% by the end of 2025.

China’s economy is on track to meet the government’s target of “around 5% GDP growth” for 2025. This was driven by strong export resilience and adjusting its exports away from the U.S. and towards other markets. However, persistent domestic deflation due to overcapacity and weak domestic consumption remain structural challenges, despite targeted government support measures.

Europe’s outlook in 2025 was more subdued, with the Eurozone forecast to have grown by 1.4% as France and Germany faced political instability, weak domestic demand, and a weaker export picture. In France, the government’s failure to pass a budget hit confidence and allowed the fiscal picture to continue to deteriorate. Germany’s decision early in 2025 to borrow more than 1 trillion euros for defence, infrastructure and energy security will gradually provide a boost to the economy over the medium term.

Commodity markets reflected these macro trends: oil prices fell by about 15% in 2025 compared to 2024, averaging around US$65 per barrel, while gold prices surged to record highs, averaging over US$4,000 per troy ounce in late 2025, driven by “safe haven” demand amid policy uncertainty. The Canadian dollar averaged US$0.72 in 2025 as the impact of tariffs was offset by broader concerns related to U.S. policies, which saw the U.S. dollar lose ground against most major global currencies.

78	EDC 2025 Integrated Annual Report

Macroeconomic Outlook

Our expected credit loss impairment model uses forward-looking information determined from reasonable and supportable forecasts of future economic conditions as at the reporting date. Our forecasts are updated quarterly, and the impact of the update is reflected in the expected credit losses for the period.

The weighted outlook is relatively stable. While the policy uncertainty and U.S. sectoral tariffs continue to weigh on the outlook, the ability of Canadian exporters to ship a significant proportion of goods to the U.S. tariff free if they are CUSMA compliant continues to moderate the impact of tariffs.

In our baseline forecast, we assume that tariffs will apply to Canada into the medium term, with CUSMA compliance providing a tariff-free path for exporters. U.S. sectoral tariffs and impacts to the global economy from other tariffs and slowing demand hinders the outlook for Canadian growth.

EDC’s downside scenario sees a deep and prolonged global recession, affecting both developed and developing markets, that begins in the first quarter of 2026.

EDC’s upside scenario sees higher spending by consumers and businesses driving greater economic activity than in the baseline forecast, beginning in the first quarter of 2026.

Tariffs and U.S. trade policy uncertainty have led to ongoing economic uncertainty for both Canada and the global economy. We expect that these announcements, and any future tariff announcements, may have an impact on our operations and consolidated financial statements. The timing, duration and size of those impacts is not possible to forecast at this time.

FINANCIAL RESULTS OVERVIEW

Our net income for the year was $178 million compared to $915 million in 2024.

	$		$

for the year ended December 31 (in millions of Canadian dollars)	2025		2024

Net financing and investment income		1,107		1,201

Net loan guarantee income		108		89

Net insurance service revenue(1)		299		310

Net realized gains (losses)(2)(3)		(247)		87

Net revenue		1,267		1,687

Administrative expenses		597		582

Net insurance service expenses(1)		157		203

Provision for credit losses		302		251

Income before net unrealized (gains) losses		211		651

Net unrealized (gains) losses on financial instruments(2)		33		(264)

Net income		$ 178		$ 915

(1)	Included in Net Insurance Service Result in the Consolidated Statement of Comprehensive Income.

(2)	Included in Other (Income) Expenses in the Consolidated Statement of Comprehensive Income.

(3)	Includes foreign exchange translation.

79	EDC 2025 Integrated Annual Report

Items of note were as follows:

Net financing and investment income was $94 million lower than the prior year primarily due to an increase in financing-related expenses as a result of the reclassification of investment management fees from net unrealized (gains) losses on financial instruments on a prospective basis.

Net loan guarantee income was $108 million in 2025, an increase of $19 million compared to the prior year primarily due to the growth in our trade expansion lending program and our direct guarantee portfolio.

Net insurance service revenue was $299 million in 2025, a decrease of $11 million compared to the prior year primarily due to lower premiums in our credit insurance portfolio. Net insurance service expenses decreased by $46 million compared to 2024 primarily due to the release of provision for a potential claim in our credit insurance portfolio, combined with lower claims activity in our international trade guarantee portfolio.

Provision for credit losses was $302 million in 2025 compared to $251 million in 2024. The provision for credit losses in 2025 was primarily due to new impairments and changes in impaired provision rates partially offset by net loan repayments.

Net realized losses on financial instruments were $247 million in 2025, compared to gains of $87 million in 2024. In 2025 we recorded losses in our direct investments portfolio as a result of the sale of one material direct investment as well as additional write offs due to a difficult equity investment environment. These losses were partially offset by gains on our derivative instruments for the purpose of interest rate risk management. In 2024, we recognized gains primarily related to distributions of gains within our fund investments portfolio.

Net unrealized losses on financial instruments were $33 million in 2025 compared to net unrealized gains of $264 million in the prior year primarily due to the volatility associated with our financial instruments carried at fair value through profit or loss. Unrealized losses in our treasury portfolio were partially offset by the reversal of previously recorded net unrealized losses in our equity investment portfolio as the losses were realized in 2025. In 2024 we incurred unrealized gains on our treasury portfolio partially offset by losses within our equity investments portfolio.

Impact of Foreign Exchange Translation on Financial Results

The Canadian dollar relative to the U.S. dollar strengthened in 2025 resulting in a rate of US$0.73 at the end of the year compared to US$0.70 at the end of 2024. The impact of the stronger dollar was a decrease in our assets and liabilities which are primarily denominated in U.S. dollars and are translated to Canadian dollars at rates prevailing at the Consolidated Statement of Financial Position date. Our business facilitated and the components of net income are translated into Canadian dollars at average exchange rates. The Canadian dollar average weakened against the U.S. dollar in 2025 with an average of US$0.72 compared to US$0.73 for 2024.

FINANCIAL PERFORMANCE

Net Financing and Investment Income

Loan Revenue

Loan revenue was $3.6 billion in 2025, a decrease of $0.5 billion from 2024 primarily due to lower interest rates mainly in our U.S. dollar denominated portfolio as well as a decrease in the average carrying balance of our loan portfolio partially offset by the impact of foreign exchange translation. The total loan yield of 6.02% was a decrease of 0.81% as compared to 2024 and resulted in a decrease of $459 million in loan revenue.

The decrease in the average carrying balance of our loan portfolio during the year resulted in a decrease in loan revenue of $54 million.

Loan Revenue

80	EDC 2025 Integrated Annual Report

The rise in many currencies’ foreign exchange rates, the most impactful of which were the U.S. dollar, the British pound, and the euro, resulted in an increase in loan revenue of $66 million.

Components of the change in loan revenue from 2024

	$

(in millions of Canadian dollars)	2025

Decrease in revenue from lower yields		(459)

Foreign exchange impact		66

Decrease in portfolio size		(54)

Decrease in performing loan interest revenue		(447)

Decrease in loan fee revenue		(10)

Decrease in impaired revenue		(13)

Net change in loan revenue		$ (470)

For a breakdown of loan interest yield on our fixed and floating rate portfolios, refer to Table 1 in Supplemental Information.

Marketable Securities and Cash Equivalents Revenue

We maintain a marketable securities portfolio in order to meet our liquidity requirements.

Our marketable securities and cash equivalents revenue consists of income earned on cash equivalents, other short-term instruments, bonds and government securities held during the year.

Marketable securities and cash equivalents revenue was $338 million in 2025, a decrease of $43 million from the prior year largely due to a decrease in yields and a decrease in the average portfolio size. The portfolio is mainly sensitive to short-term U.S. Treasury rates. The portfolio yield decreased from 3.98% in 2024 to 3.63% in 2025. The portfolio average balance decreased compared to the prior year primarily due to maturities and sales.

Components of the change in marketable securities revenue from 2024

	$

(in millions of Canadian dollars)	2025

Decrease in revenue from lower yields		(33)

Decrease in portfolio size		(15)

Foreign exchange impact		5

Net change in marketable securities revenue		$ (43)

Total Performing Loan Yield

Marketable Securities and

Cash Equivalents Revenue

81	EDC 2025 Integrated Annual Report

Interest Expense

Our interest expense includes the cost of our debt and related derivatives. Interest expense totalled $2.7 billion in 2025, a decrease of $0.5 billion from 2024 mainly as a result of a decrease in the cost of funds as well as a lower average short term debt portfolio size partially offset by the impact of foreign exchange translation.

Our cost of funds decreased from 5.35% to 4.46% primarily due to a decrease in average yields for the year as a result of lower interest rates. The majority of our debt portfolio is tied to US$ SOFR. The U.S. Federal Reserve reduced rates in the latter part of 2025, reducing the Federal Funds Rate from 4.50% to 3.50%. As a result, debt yields on our floating rate portfolio decreased to 4.65% in 2025 from 5.56% in 2024.

Components of the change in interest expense from 2024

	$

(in millions of Canadian dollars)	2025

Decrease in expense from lower cost of funds		(364)

Decrease in portfolio size		(194)

Foreign exchange impact		61

Net change in interest expense		$ (497)

Net Finance Margin

The net finance margin represents net financing and investment income expressed as a percentage of average income earning assets. Net financing and investment income consists of loan, marketable securities and cash equivalents and investment revenues net of interest expense and financing-related expenses.

The net finance margin for 2025 was 1.54%, a decrease of 14 basis points compared to the prior year. The decline is primarily the result of higher financing-related expenses due to the reclassification of investment management fees from net unrealized (gains) losses on our financial instruments on a prospective basis.

For a breakdown of net finance margin, refer to Table 2 in Supplemental Information.

Interest Expense

Net Finance Margin

Net Insurance Service Result

Net insurance service revenue earned in our insurance portfolio totalled $299 million in 2025, a decrease of $11 million compared to 2024 primarily due to lower premiums in the credit insurance portfolio.

Net insurance service expenses consist of administrative expenses which are directly attributable to our insurance contracts, losses and recoveries of losses on onerous contracts, incurred claims, and changes to the liabilities for incurred claims, net of the impact of our reinsurance contracts on these expenses. Net insurance service expenses were $157 million in 2025, a decrease of $46 million compared to 2024 primarily due to the release of provision in 2025 for a potential claim in our credit insurance portfolio, combined with lower claims activity in our international trade guarantee portfolio.

82	EDC 2025 Integrated Annual Report

Other (Income) Expenses

Other expenses in 2025 totalled $280 million compared to other income of $351 million in 2024.

We use a variety of financial instruments, including derivatives, to manage our interest rate and foreign exchange risk. Our marketable securities, derivatives and loans payable are held at fair value, whereas our loans receivable are held at amortized cost. As a result of the differing accounting treatment, fluctuations in market rates result in net unrealized gains and/or losses on these three instruments carried at fair value, resulting in volatility in other (income) expenses.

In 2025, we recorded net unrealized losses of $365 million compared to net unrealized gains of $359 million in 2024 related to these financial instruments primarily due to the volatility in global interest rates. Refer to page 103 for further discussion on our derivatives.

	$		$

(in millions of Canadian dollars)	2025		2024

Net realized (gains) losses

Investments		290		(76)

Marketable securities(1)		22		21

Sale of loan assets		9		21

Derivatives		(55)		(40)

Other		(13)		–

Total net realized (gains) losses		253		(74)

Net unrealized (gains) losses

Investments		(332)		98

Marketable securities(1)		(165)		(14)

Loans payable		736		243

Derivatives		(206)		(588)

Fair value adjustments on loan disbursements		–		(3)

Total net unrealized (gains) losses		33		(264)

Foreign exchange translation		(6)		(13)

Total		$ 280		$ (351)

(1) Includes gains and losses related to cash and cash equivalents.

Within our equity investments portfolio, we recorded net realized losses of $290 million compared to net realized gains of $76 million in 2024, primarily due to the crystallization of previously recorded net unrealized losses within our equity investments portfolio. We recorded net unrealized gains of $332 million compared to net unrealized losses of $98 million in 2024, primarily due to the reversal of previously recorded net unrealized losses in our equity investment portfolio as a result of the losses being realized in 2025.

Provision for (Reversal of) Credit Losses

We recorded a provision for credit losses of $302 million related to our loan portfolio in 2025 primarily due to new impairments, primarily in the manufacturing and resources industries, and changes to the provision rates on existing impaired obligors. This was partially offset by net loan repayments and maturities.

In 2024 we recorded a provision for credit losses of $251 million related to our loan portfolio primarily due to new impairments, changes to the provision rates on existing impaired obligors and net downward credit migration. This was partially offset by the impact of the model changes implemented in 2024. Refer to Note 6 for further discussion on the model changes.

	$		$

(in millions of Canadian dollars)	2025		2024

Net repayments and maturities(2)		(450)		(431)

Remeasurements(3)		380		839

New originations(2)		372		343

Model changes(3)		–		(500)

Provision for credit losses		$ 302		$ 251

(2)	Represents provision requirement as a result of repayments, performing loan sales, disbursements and new financing commitments.

(3)	Refer to Note 6 of the consolidated financial statements.

83	EDC 2025 Integrated Annual Report

Activity by industry within the provision for (reversal of) credit losses during the year was as follows:

Provision for (reversal of) credit losses by industry

	$		$		$		$		$		$

(in millions of Canadian dollars)	Performing		Impaired		2025 Total		Performing		Impaired		2024 Total

Manufacturing		(38)		195		157		25		108		133

Resources		(38)		79		41		–		11		11

Construction		11		17		28		(10)		15		5

Wholesale and retail trade		9		19		28		(33)		43		10

Professional services		(29)		7		(22)		(22)		28		6

Transportation and storage		(29)		45		16		(93)		(59)		(152)

Utilities		13		–		13		(192)		552		360

Information		(3)		(5)		(8)		(44)		(1)		(45)

Other		67		4		71		31		33		64

Total Commercial		(37)		361		324		(338)		730		392

Sovereign		(19)		(3)		(22)		(141)		–		(141)

Total		$ (56)		$ 358		$ 302		$ (479)		$ 730		$ 251

For a breakdown of the provision for (reversal of) credit losses, refer to Table 3 in Supplemental Information.

Administrative Expenses

Administrative expenses for 2025 were $702 million compared to $682 million for 2024. The increase is primarily due to higher headcount and an increase in professional services and system costs, partially offset by lower pension expense as a result of asset growth and an increase in the discount rate used to measure the pension obligations.

The Productivity Ratio (PR) captures how well we use our resources and ultimately manage our costs. The 2025 PR of 44.4% weakened by 3.6% from 2024 mainly due to realized losses on our investment portfolio and higher administrative expenses as previously discussed.

Under IFRS 17 – Insurance Contracts the portion of administrative expenses related to the insurance portfolio is allocated to Insurance service expenses. Administrative expenses for 2022 have been restated to reflect this allocation while the 2021 comparative value has not been restated.

Administrative Expenses (1) Shown prior to IFRS 17 allocation.

84	EDC 2025 Integrated Annual Report

FINANCIAL CONDITION

Statement of Financial Position Summary

Total assets were $75.7 billion at the end of 2025, a decrease of $0.5 billion from 2024 primarily due to a decrease in cash, cash equivalents and marketable securities partially offset by an increase in our loans receivable.

The decrease of $2.4 billion in cash, cash equivalents and marketable securities was mainly due to the funding of loan disbursements and debt maturities.

Loans receivable increased by $1.6 billion primarily due to net disbursements of $2.6 billion partially offset by the impact of foreign exchange translation of $739 million and loan write-offs of $227 million.

Loans payable increased by $1.0 billion from the prior year primarily due to the debt required to fund our loans receivable balance. Our debt requirements are largely determined by our loan portfolio and capital obligations.

	$		$
as at December 31 (in millions of Canadian dollars)	2025		2024

Cash, cash equivalents and marketable securities		8,917		11,271

Derivative instruments		2,023		1,804

Loans receivable		61,476		59,850

Allowance for losses on loans		(1,370)		(1,340)

Investments		3,627		3,537

Other		1,001		1,024

Total Assets		$ 75,674		$ 76,146

Loans payable		61,767		60,746

Derivative instruments		936		2,612

Loan guarantees		385		333

Insurance contract liabilities		193		239

Other liabilities		591		693

Equity		11,802		11,523

Total Liabilities and Equity		$ 75,674		$ 76,146

Corporate Plan Discussion

The following section discusses our 2025 results and financial position in comparison to Corporate Plan projections. We begin by looking back to our 2025 Corporate Plan and compare actual results to what was expected. Then we look forward to 2026 and provide an explanation of where we anticipate changes from our 2025 results and financial position.

Financial Performance

	$		$		$

for the year ended December 31 (in millions of Canadian dollars)	2026 Corporate Plan		2025 Actual Results		2025 Corporate Plan

Net financing and investment income		1,183		1,107		1,251

Net loan guarantee income		103		108		95

Net insurance service revenue		315		299		342

Other (income) expenses		35		280		(50)

Administrative expenses		656		597		645

Provision for credit losses		424		302		363

Net insurance service expenses		227		157		245

Net income		259		178		485

Other comprehensive income		28		101		11

Comprehensive income		$ 287		$ 279		$ 496

85	EDC 2025 Integrated Annual Report

2025 Corporate Plan

Net income for 2025 was $178 million compared to the 2025 Corporate Plan net income of $485 million. Items of note are as follows:

•

Other expenses were $280 million compared to other income of $50 million in the Corporate Plan primarily due to net unrealized losses on our financial instruments carried at fair value. Due to the volatility and difficulty in estimating fair value gains or losses on our financial instruments, a forecast is not included in the Plan.

•

Net financing and investment income was $144 million lower than the Corporate Plan mainly due to an increase in financing-related expenses stemming from the reclassification of investment management fees from other (income) expenses, as well as a reduction in interest earning assets due to higher loan prepayments and lower net loan disbursements than anticipated in the Corporate Plan.

•

Net insurance service revenue was $43 million below the Corporate Plan primarily due to lower premiums in our credit insurance portfolio and lower business facilitated for our international trade guarantee portfolio than was anticipated in the Corporate Plan.

•	Net insurance service expenses declined $88 million from the Corporate Plan mainly as a result of the resolution without payment of a potential claim in our credit insurance portfolio in 2025.

•	Administrative expenses decreased $48 million from the Corporate Plan primarily due to a lower average headcount than planned and an ongoing commitment to operational efficiencies.

•	Other comprehensive income increased $90 million compared to Plan mainly as a result of strong returns on pension plan assets.

2026 Corporate Plan

Net income for 2026 is planned to be $259 million, an increase of $81 million compared to 2025. Items of note are as follows:

•

Other expenses are projected to be $245 million lower in 2026 Corporate Plan mainly due to net unrealized losses on our financial instruments carried at fair value recognized in 2025. Due to the volatility and difficulty in estimating fair value gains or losses on financial instruments, a forecast is not included in the 2026 Corporate Plan.

•

We are projecting a provision for credit losses of $424 million in 2026 primarily due to the growth that was anticipated in the loan portfolio at the time the Corporate Plan was prepared and increased risk-taking as part of the Excess Capital Deployment Plan.

•	Net financing and investment income is expected to be $76 million higher in 2026 mainly due to projected growth in our loan portfolio, primarily in the Asia-Pacific region.

•	Net insurance service expenses are expected to increase by $70 million as a result of a projected increase in claims activity in 2026.

•

Administrative expenses are projected to be $59 million higher in 2026 mainly due to investments to support trade diversification and costs associated with the ongoing modernization of our digital capabilities.

Financial Position

	$		$		$

as at December 31 (in millions of Canadian dollars)	2026 Corporate Plan		2025 Actual Results		2025 Corporate Plan

Cash, cash equivalents and marketable securities		8,396		8,917		8,651

Derivative instruments		2,094		2,023		1,515

Loans receivable		60,740		61,476		65,137

Allowance for losses on loans		(1,684)		(1,370)		(1,844)

Investments		4,301		3,627		4,052

Other assets		961		1,001		949

Total Assets		$ 74,808		$ 75,674		$ 78,460

Loans payable		61,547		61,767		63,815

Derivative instruments		1,173		936		2,694

Insurance contract liabilities		224		193		286

Other liabilities		994		976		977

Equity		10,870		11,802		10,688

Total Liabilities and Equity		$ 74,808		$ 75,674		$ 78,460

86	EDC 2025 Integrated Annual Report

2025 Corporate Plan

Loans receivable for 2025 were $3.7 billion lower than projected in the Corporate Plan mainly due to higher prepayments and lower net loan disbursements than anticipated when the 2025 Corporate Plan was prepared. This was partially offset by the impact of foreign exchange translation.

Loans payable were $2.0 billion lower than the Corporate Plan due to the decrease in loans receivable, as our debt requirements are largely determined by our loan portfolio. This was partially offset by foreign exchange translation and the Shareholder foregoing the 2025 share repurchase relating to the 2024 results and the special dividend relating to the Business Credit Availability Program (BCAP). Foregoing the share repurchase and special dividend also contributed to the increase in equity when compared to the Plan.

Net derivatives were $2.3 billion lower than Plan due to fair value adjustments on the derivative portfolio and foreign exchange translation. Due to the difficulty in estimating these items, a forecast is not included in the Corporate Plan.

2026 Corporate Plan

The 2026 Corporate Plan projects a slight contraction in the balance sheet; however, performance is expected to remain largely in line with 2025 actual results.

Business Facilitated

In 2025, through our range of financial solutions, we supported $136.2 billion in exports, foreign investment and trade development activities, an increase of $11.4 billion from 2024.

Business facilitated for financing and investments increased by $3.2 billion compared to the prior year mainly due to increases in direct lending as a result of large transactions signed with new clients as well as transactions signed under our Global Corporate Partnerships program.

Business facilitated for other insurance increased by 9% compared to the prior year primarily due to increased demand with existing policyholders, rising commodity prices, as well as foreign exchange translation as the majority of our policies are denominated in U.S. dollars.

	$		$
as at December 31 (in millions of Canadian dollars)	2025		2024

Direct lending		18,748		15,702

Project finance		3,297		3,249

Loan guarantees		3,874		3,778

Investments		1,099		1,040

Total financing and investments		27,018		23,769

International trade guarantee(1)		12,936		12,849

Other insurance(2)		96,293		88,258

Total insurance		$ 109,229		$ 101,107

Total		$ 136,247		$ 124,876

(1)	The comparative amount has been restated.

(2)

Includes the credit insurance and financial institutions insurance portfolios. Excludes political risk insurance as the product has been discontinued and, as a result, there is no new business being reported.

87	EDC 2025 Integrated Annual Report

Portfolio Overviews and Exposures

CONCENTRATION OF EXPOSURE

Our total exposure at the end of 2025 was $135.7 billion, a decrease of $4.7 billion from 2024 primarily due to a $3.3 billion decrease in undisbursed loan commitments, a decrease in cash and cash equivalents of $2.8 billion, and a $1.8 billion decrease in international trade guarantee exposure, partially offset by a $1.7 billion increase in financing assets. The largest concentrations of exposure were within Canada, which represented 29% of total exposure (2024 – 30%), and the United States, which represented 26% of total exposure (2024 – 24%).

Throughout the Management’s Discussion and Analysis section of this integrated annual report, exposure to guarantees and insurance policies represents our contingent liability arrangements as reported in Note 1 in accordance with the Export Development Act.

Exposure by Portfolio

	$		$
as at December 31 (in millions of Canadian dollars)		2025		2024	(1)

Financing portfolio:

Financing assets(2)		65,008		63,262

Commitments and guarantees(3)		22,502		24,815

Total financing portfolio		87,510		88,077

Insurance portfolio:

International trade guarantee		15,304		17,117

Other insurance(4)		22,240		22,484

Treaty reinsurance(5)		(297)		(311)

Total insurance portfolio		37,247		39,290

Marketable securities and derivative instruments(6)		10,940		13,075

Total exposure		$ 135,697		$ 140,442

(1)	Comparative figures have been reclassified to conform with current year presentation.

(2)	Includes gross loans receivable and investments.

(3)	Includes $1.8 billion of investment commitments (2024 – $1.5 billion).

(4)	Includes the credit insurance, financial institutions insurance and political risk insurance portfolios.

(5)	Represents treaty reinsurance agreements covering most international trade guarantee obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

(6)	Includes cash and cash equivalents.

Exposure by Geographic Market

Exposure by Industry

For a detailed breakdown of the major concentrations of total exposure by geographical market and industry, refer to Tables 4 and 5 in Supplemental Information.

FINANCING PORTFOLIO

LOANS PORTFOLIO

We support Canadian exports and Canadian investments abroad by providing financing solutions to Canadian exporters and their foreign customers, to Canadian investors and to financial institutions. Not only do we provide solutions for exporters with existing contracts, we also proactively identify potential procurement needs for large foreign buyers as well as large foreign projects, match those needs to Canadian expertise and provide financing in order to develop opportunities for procurement from Canadian companies. Our financing products enable Canadian companies to provide their customers with flexible financing. To mitigate credit risk within our loan portfolio, we enter into risk transfer transactions such as unfunded loan participations and loan default insurance.

88	EDC 2025 Integrated Annual Report

Gross Loans Receivable

Gross loans receivable totalled $61.4 billion at the end of 2025, an increase of $1.7 billion or 3% from 2024. The increase was mainly due to net disbursements of $2.6 billion partially offset by the impact of foreign exchange translation and loan write-offs.

In assessing the credit risk profile of our loan portfolio, we rate our obligors using a system of credit ratings as established in our credit risk-rating methodology. These ratings are reviewed on a regular basis. Based on their ratings, we then categorize our loans receivable into three risk classifications: investment grade, non-investment grade and impaired.

Individually Impaired Gross Loans Receivable

Impaired loans represent loans for which we no longer have reasonable assurance that the full amount of principal and interest will be collected on a timely basis in accordance with the terms of the loan agreement. At the end of 2025, impaired gross loans receivable totalled $1.3 billion, consistent with 2024. Movement within the impaired portfolio includes new impairments of $343 million, including seven obligors in the manufacturing industry ($173 million), two obligors in the resources industry ($113 million) and three obligors in the professional services industry ($36 million). These new impairments were partially offset by loan write offs ($216 million), net principal recoveries through loan sales ($52 million) and loans reinstated to performing ($35 million).

Overall, impaired loans as a percentage of total gross loans receivable decreased slightly to 2.09% in 2025 from 2.12% in 2024.

Gross Loans Receivable

(1)	Investment grade exposure represents obligors with credit ratings of BBB- and above, as determined based on our internal credit risk-rating methodology.

Note 6 in the Consolidated Financial Statements provides additional information on the activity in our impaired loans portfolio during the year.

Table 6 in Supplemental Information provides industry concentration on impaired gross loans receivable.

Loans, Loan Commitments and Loan Guarantees

	$		$			$		$		$		$		$		$

(in millions of Canadian dollars)		Gross loans receivable		Commitments	(2)		Loan guarantees		Risk transfer		2025 Exposure				2024 Exposure

Industry										$		%		$		%

Commercial:

Manufacturing		9,081		3,517			2,126		–		14,724		18		15,054		18

Utilities		10,932		2,588			1,008		(188)		14,340		17		14,269		17

Transportation and storage		11,182		2,599			113		(440)		13,454		16		16,110		19

Resources		8,352		2,232			267		(721)		10,130		12		10,256		12

Information		8,248		691			91		(3)		9,027		11		8,302		10

Finance and insurance		6,476		817			113		1,352		8,758		11		6,721		8

Wholesale and retail trade		1,993		183			902		–		3,078		4		3,744		5

Commercial properties		1,891		424			49		–		2,364		3		2,587		3

Professional services		831		154			217		–		1,202		1		1,464		2

Construction		853		130			137		–		1,120		1		1,022		1

Other		980		170			2,141		–		3,291		5		2,878		4

Total commercial		60,819		13,505			7,164		–		81,488		99		82,407		99

Sovereign		562		–			–		–		562		1		682		1

Total		$ 61,381		$ 13,505			$ 7,164		$ –		$ 82,050		100		$ 83,089		100

(2)	Includes undisbursed loan commitments, accepted and outstanding letters of offer and unallocated unconfirmed lines of credit.

89	EDC 2025 Integrated Annual Report

In order to manage our concentration risk, we enter into unfunded loan participation and loan default insurance agreements with financial institutions, thereby transferring exposure from other industries to the financial institutions industry.

In 2025, our non-investment grade exposure for our commercial portfolio increased slightly to 55% (2024 – 53%) of total exposure. The largest concentrations of non-investment grade exposures are within the manufacturing (21%), utilities (19%), and transportation and storage industries (14%).

Sovereign exposure is 100% non-investment grade (2024 – 100%).

Our five most significant counterparty exposures representing $8.2 billion, or 10% of the total commercial exposure at the end of 2025 were as follows:

•	two resources industry obligors with total exposure of $3.4 billion, located in Chile;

•	two information industry obligors with total exposure of $3.4 billion, one located in the United States and one in Germany; and

•	one transportation and storage industry obligor with total exposure of $1.4 billion, located in the United Kingdom.

After consideration of unfunded loan participations and loan default insurance, our exposure to these counterparties is

$7.9 billion.

Allowance for Credit Losses

The total allowance for losses on loans, loan commitments and loan guarantees was $1.8 billion at the end of 2025, an increase of $100 million from 2024.

The key components impacting the allowance in 2025 were as follows:

•	net repayments and maturities – decrease of $450 million;

•	remeasurements due to credit migration – increase of $372 million;

•	new originations – increase of $372 million;

•	loan write-offs – decrease of $168 million;

•	impact of foreign exchange – decrease of $34 million; and

•	updated macroeconomic assumptions – increase of $8 million.

INVESTMENTS

EDC plays a role in supporting the export growth of Canadian companies by helping them to access capital and financing in order to reach global market opportunities. Our solution suite covers a broad range of solutions with a portfolio of debt, late-stage venture capital and private equity investments focused on promising Canadian exporters. We provide flexible funding solutions to support integrated, end-to-end value creation for our customers. These solutions are designed to help exporters with mature business models accelerate international expansion, become market leaders, and strengthen Canada’s global trade presence. In addition, we invest in domestic funds as well as international funds to build global connections and create new market opportunities for Canadian businesses. Investments are normally held for periods greater than five years and divestitures are generally made through the sale of our investment interests through private sales to third parties or sales on public markets.

	$		$

(in millions of Canadian dollars)	2025		2024

lnvestments		3,627		3,537

Undisbursed commitments		1,833		1,451

Total investments exposure		$ 5,460		$ 4,988

In 2025, we adopted a more targeted approach to deploying our growth capital solutions. Our goal is to help companies, with the capacity and aspiration, to access the capital they need to grow their businesses internationally, while remaining Canadian-based. EDC solutions include direct loans and equity investments, including co-investments with qualified partners, to mobilize private capital and investments in aligned Canadian venture capital and private equity funds.

90	EDC 2025 Integrated Annual Report

During the year, we signed $1,099 million in new private equity investments (2024 – $1,040 million). Overall, our equity investments exposure increased by $472 million to $5.5 billion in 2025, largely as a result of new private equity investments, partially offset by the impact of foreign exchange translation, unrealized losses and the return of capital.

Investments

INSURANCE PORTFOLIO

EDC’s insurance products facilitate export growth by mitigating risk, providing companies with the confidence to do business abroad. We do this by insuring a number of risks, such as non-payment risk, bank and foreign buyer counterparty risk, and contract performance risk.

Insurance exposure totalled $37.2 billion at the end of 2025 (2024 – $39.3 billion).

The following charts show the exposure by industry for our international trade guarantee and other insurance solutions:

International Trade Guarantee

Exposure by Industry

Other Insurance

Exposure by Industry(1)

(1)	Includes the credit insurance, financial institutions insurance, and political risk insurance portfolios.

91	EDC 2025 Integrated Annual Report

Claims

The following table provides a breakdown of claims paid by exporter’s insured industry:

	$		$		$		$
(in millions of Canadian dollars)	2025				2024

	$		%		$		%

Wholesale and retail trade		63		45		109		56

Manufacturing		44		32		54		28

Finance and insurance		16		12		3		2

Transportation and storage		2		1		13		7

Other		14		10		15		7

Claims paid		139		100		194		100

Claims recovered		(69)				(45)

Net claims paid		$ 70				$ 149

Claims Submitted, Paid and

Under Consideration

Claim payments totalled $139 million in 2025 and were comprised of 628 claims related to losses in 54 countries (2024 – 760 claims in 66 countries). In 2025, the largest concentration of claim payments was related to risks in North America as well as Asia Pacific mainly in the wholesale and retail trade and manufacturing industries.

In 2025, we recovered $70 million in total (2024 – $46 million) of which $1 million was disbursed to exporters (2024 – $1 million).

Insurance Contract Liabilities

Insurance contract liabilities represent our estimate of future cash flows under the terms and conditions of our insurance contracts.

At the end of 2025, the insurance contract liabilities were $193 million, a decrease of $46 million from 2024. The decrease was primarily due to the resolution of a significant potential claim in the manufacturing industry in 2025, which was outstanding at the end of 2024.

Insurance Contract Liabilities

as a % of Insurance Exposure

(net of reinsurance)(1)

(1)	2022 to 2025 liabilities have been prepared in accordance with IFRS 17. 2021 has not been restated and was prepared in accordance with IFRS 4.

92	EDC 2025 Integrated Annual Report

As permitted by International Financial Reporting Standard 7 – Financial Instruments: Disclosures, we have displayed certain parts of our Management’s Discussion and Analysis which discuss the nature, extent and management of credit, liquidity and market risks in green font. These disclosures form an integral part of our audited consolidated financial statements for the year ended December 31, 2025.

MARKETABLE SECURITIES AND DERIVATIVE INSTRUMENTS

Our policies and procedures, which are reviewed periodically, are designed to limit and manage credit risk associated with marketable securities, cash equivalents and derivative instruments. These policies and procedures define the minimum acceptable counterparty rating in alignment with the Minister of Finance Financial Risk Management Guidelines for Crown Corporations. In addition, we have policies which are reviewed periodically and procedures that establish credit limits for each counterparty, which are reviewed by management no less than annually. These policies and procedures are designed to limit and manage the credit risk associated with these financial instruments.

Our interest-bearing deposits and marketable securities portfolio expose us to the risk that the deposit-taking institutions or counterparties will not repay us in accordance with contractual terms. Our potential deposit and marketable securities credit exposure is represented by the carrying value of the financial instruments.

The following table provides a breakdown, by credit rating and term to maturity, of our deposits and marketable securities credit exposure:

	$		$		$		$		$

(in millions of Canadian dollars)

	Remaining term to maturity

Credit rating	Under 1 year		1 to 3 years		Over 3 years		2025 Exposure		2024 Exposure

AAA		68		419		256		743		7,472

AA+		2,433		1,656		2,292		6,381		45

AA		36		–		7		43		44

AA-		392		14		–		406		1,332

A+		663		86		19		768		1,807

A		389		–		–		389		42

A-		164		23		–		187		529

Total		$ 4,145		$ 2,198		$ 2,574		$ 8,917		$ 11,271

The decline in AAA exposure when compared with the prior year is due to the credit rating downgrade of the U.S. Department of Treasury from AAA to AA+.

Derivatives expose us to the risk that the counterparty will not repay us in accordance with contractual terms. Our potential derivative credit exposure is represented by the replacement cost of contracts that have a positive fair value. For a more in-depth discussion on the use of derivative instruments, refer to the section on derivative instruments (see page 103).

All swaps are transacted with high credit quality financial institutions. We operate a collateral program to mitigate credit exposure related to swaps used to hedge risk within our funding program. As market rates move between the settlement date and maturity date of the swap, the financial instrument attains value such that to terminate the swap early, one counterparty would need to make a payment to the other to compensate for the movement in rates. In order to mitigate the credit risk, we enter into collateral agreements with financial institutions with whom we undertake swap transactions. Under the terms of the swap agreements, when the credit exposure surpasses an agreed upon threshold, collateral in the form of government securities is posted with an independent third party by our swap counterparty. At the end of 2025, $1,024 million (2024 – $47 million) was posted by our counterparties to mitigate credit risk associated with swap agreements. Increased credit exposures in 2025, arising primarily from foreign exchange rate movements and net unrealized gains, resulting in increased collateral required to be pledged by our swap counterparties.

93	EDC 2025 Integrated Annual Report

The following table provides a breakdown, by credit rating and term to maturity, of our derivative credit exposure and how it is offset against exposure netting amounts and collateral held. Exposure netting amounts represent derivative contracts where there is an agreement with the counterparty (netting agreement) that allows us to offset the counterparty’s derivative credit exposure to us against our credit exposure to that same counterparty. After applying both exposure netting and collateral held, our net exposure is $208 million (2024 – $32 million). The net exposure increased from the prior year primarily due to foreign exchange rate movement on long-term currency swaps, as well as net unrealized gains on interest rate swaps.

	$		$		$		$		$		$		$		$

(in millions of Canadian dollars)

	Remaining term to maturity

Credit rating		Under 1 year		1 to 3 years		Over 3 years		Gross exposure		Exposure netting (1)		Collateral held		2025 Net exposure		2024 Net exposure

AA		1		–		–		1		–		–		1		–

AA-		60		88		719		867		(502)		(256)		109		2

A+		20		9		298		327		(193)		(83)		51		23

A		19		128		678		825		(95)		(685)		45		1

A-		2		1		–		3		(1)		–		2		6

Total		$ 102		$ 226		$ 1,695		$ 2,023		$ (791)		$ (1,024)		$ 208		$ 32

(1)	As a result of netting agreements.

Credit risk for marketable securities and derivative instruments is reported on a quarterly basis to the Asset Liability Management Committee and to the Risk Management Committee of the Board.

Capital Management

Our capital management framework ensures that we are appropriately capitalized and that our capital position is identified, measured, managed and regularly reported to the Board. Our capital is first and foremost available to support Canadian exporters and investors for the benefit of Canada. Being appropriately capitalized has allowed us to fulfill our mandate and sustain continued risk capacity for Canadian exporters and investors.

We have a capital management framework in place which follows the Internal Capital Adequacy Assessment Process (ICAAP). Under ICAAP, EDC targets a level of capitalization sufficient to cover potential losses consistent with a rating standard of A. This solvency level aligns our capital adequacy levels to the Government of Canada’s Capital and Dividend Policy Framework for Financial Crown Corporations.

We assess capital adequacy by comparing the supply of capital to the demand for capital. Demand for capital, which is calculated by models or approaches that estimate the capital required to cover the potential losses consistent with an A solvency level, includes credit, equity investment, insurance, market, operational, pension plan and business/strategic risk. The supply of capital is determined by our financial statements and consists of paid-in share capital and retained earnings.

Capital Adequacy

	$		$

as at December 31 (in millions of Canadian dollars)		2025		2024	(2)

Demand for capital

Credit risk		2,968		2,075

Equity investment risk		1,358		1,270

Insurance risk		424		480

Market risk		1,304		1,148

Operational risk		202		227

Strategic risk		626		519

Pension plan risk		1,067		891

Strategic initiatives		750		927

Total demand for capital		$ 8,699		$ 7,537

Supply of capital		$ 11,802		$ 11,523

EDC implied solvency rating		AAA		AAA

(2)	Comparative figures have been reclassified to conform with current year presentation.

94	EDC 2025 Integrated Annual Report

We measure and report changes to capital supply, capital demand and its implied solvency rating to Executive Management quarterly. These capital measures are reported regularly to the Board together with forward-looking stress tests which model the potential impact on capital of severe but plausible risk events.

We strive to ensure that our risk and capital management policies are aligned with industry standards and are appropriately sophisticated relative to our risk profile and business operations.

We continue to monitor our capital adequacy related to the Business Credit Availability Program (BCAP) which was created to provide support during the COVID-19 pandemic. As agreed to with our shareholder in 2022, dividends and/or special dividends will be paid by way of a share buyback until such time that our share capital returns to pre-pandemic levels. In 2025, the $752 million share buyback relating to the 2024 results and the $135 million special dividend related to BCAP were foregone by the Shareholder to ensure that we could support Canadian exporters in addressing the threat of tariffs. The BCAP special dividend is now expected to be paid in 2026 together with the regular share buyback related to the 2025 results.

Capital Adequacy – BCAP Support (included in above)

	$		$

as at December 31 (in millions of Canadian dollars)	2025		2024

Demand for capital

Oil and gas		–		5

Other		1		5

Total demand for capital		$ 1		$ 10

Supply of capital		$ 191		$ 236

Capital surplus		$ 190		$ 226

Investor Relations

Treasury issues debt securities and manages EDC’s liquidity while mitigating operational, financial and reputational risks.

Long-Term Funding

EDC is wholly owned by the Government of Canada and our obligations are backed by the full faith and credit of the Government of Canada which holds a AAA credit rating.

In 2025, we borrowed US$9 billion in the global capital markets by issuing fixed income securities in public and private markets denominated in 11 currencies.

EDC issued several successful benchmark transactions:

•	Euro 2.25 billion 2.75% 5-year bond

•	US$2 billion 4.0% 5-year bond

•	AUD 1 billion 4.0% 5-year bond

•	NZD 950 million 3.875% 5-year bond

•	GBP 400 million 4.5% 5-year bond

Fiscal 2025

Total Funding US$9 billion

These benchmark transactions provided excellent investor diversification and demonstrated commitment to our strategic funding markets.

As a result of detailed polling of issuers, investors and intermediaries active in the Australian and New Zealand debt markets, EDC won the Kauri Bond of the Year by KangaNews.

We remained active with emerging market currency issuance and private placements tailored to meet investors’ specific needs and expand our investor base.

95	EDC 2025 Integrated Annual Report

Off Balance Sheet Arrangements

In the normal course of business, we engage in a variety of transactions with structured entities (SEs). SEs are generally created for a single purpose, have a limited lifespan and are used for risk management, legal or taxation reasons to hold specific assets for their benefactors. These transactions are generally undertaken for risk, capital and funding management purposes that benefit our customers. In accordance with IFRS, those SEs where we are not exposed or do not have rights to variable returns from our involvement with the SE and do not have decision-making power to affect the returns of the SE, have not been consolidated in our Consolidated Statement of Financial Position.

We may also use SEs to hold assets that have been foreclosed upon and cannot be held directly for legal or taxation reasons, typically for foreclosed assets in foreign countries. Refer to Note 22 for further details.

Financial Instruments

Given the nature of our business, our assets and liabilities are substantially composed of financial instruments. Financial instrument assets include cash and cash equivalents, marketable securities, investments, and loans receivable, while financial instrument liabilities include accounts payable, loans payable and loan guarantees.

In accordance with IFRS, the majority of our financial instruments are recognized in the Consolidated Statement of Financial Position at their fair value. These financial instruments include marketable securities, investments, derivative instruments, and loans payable designated at fair value through profit or loss. Note 2 of the consolidated financial statements outlines the accounting treatment for our financial instruments, while Note 3 provides details of how their fair values are determined.

Derivative Instruments

We may also use a variety of derivative instruments to manage interest rate risk, foreign exchange risk and credit risk. Derivative instruments used include interest rate swaps, cross currency interest rate swaps, foreign exchange swaps and foreign exchange forwards.

We do not use derivatives for speculative purposes. These derivatives are only contracted in accordance with policies established in the Global Risk Management Group and approved by our Board of Directors. Both our internal policies and guidelines and those set by the Minister of Finance limit our use of derivatives. Derivative counterparty credit risk is managed by contracting only with creditworthy counterparties, and in certain cases entering into collateral agreements with those counterparties. For further discussion on our risk management framework, refer to the Risk Management discussion on the following pages.

Risk Management Overview

As Canada’s export credit agency, EDC is in the business of taking risk. It is through the assumption of risk that we deliver on our mandate and generate value. Our global business activities expose us to a wide variety of financial and non-financial risks across a diverse economic and political landscape. As we seize new business opportunities, understanding the risks enables us to take on the right business for us and for our customers. Our risk management activities are aligned with, and account for, our strategic direction. In this way, risk management at EDC helps to enable our strategy in a responsible and sustainable way.

We have established an Enterprise Risk Management (ERM) practice and have matured our risk management activities to ensure sound practices across the corporation. Our intended outcomes incorporate guidance provided by the Office of the Superintendent of Financial Institutions, the Office of the Auditor General and industry leaders.

At EDC, ERM developed a governance system that enables us to manage the risks we do choose to take. This provides a comprehensive and systemic approach to managing risks, ensuring risks are appropriately considered, reviewed and factored into business decisions.

Risk Taxonomy

Our Risk Taxonomy breaks risk down into two broad areas: financial risk and non-financial risk. Defining our key risks provides a clear and shared language for robust risk discussions across the organization.

96	EDC 2025 Integrated Annual Report

Risk Appetite and Tolerances

Building on the Risk Taxonomy, we have established a Risk Appetite Statement which articulates the amount of each type of risk we are willing to take. This adds clarity and transparency to decision-making, enabling us to respond to customers and execute our strategy more predictably and efficiently.

Risk Governance

We articulate the requirements for managing risks in a set of policies that makes the roles and responsibilities for our employees clear. These policies flow from the Enterprise Risk Management Framework (ERMF) and are owned by those who are accountable for managing the risks, with oversight by the Chief Risk Officer and ERM Team.

Monitoring and Reporting

Our ERMF and policies set out specific responsibilities for assessing, measuring, establishing controls and reporting on risk. Key risk indicators are used to inform risk management activities. We produce a quarterly Integrated Risk Report, highlighting key risk areas and mitigation activities to the Executive team and the Board.

Three Lines of Defence (3LD)

To manage risk, we leverage the widely used 3LD operating model that results in an organized approach to managing risks and ensuring proper governance. It is designed to clarify roles and responsibilities across different levels within an organization to create a strong risk management system.

In alignment with corporate values that focus on customer success, we operationalize 3LD in a manner that is efficient and collaborative, and where all employees are engaged in risk identification, assessment, response, monitoring and reporting. In this way, all employees have a role to play in managing risks while at the same time meeting customer needs and executing on our strategy.

Risk Governance, Oversight and Design

Our Board of Directors and Executive Management team are actively engaged in ensuring that an effective risk management program is implemented throughout the corporation.

BOARD AND ITS KEY RISK COMMITTEES

Board of Directors

The Board of Directors is ultimately responsible for Risk Governance by setting the cultural tone, approving EDC’s Risk Appetite and ERM Frameworks, and maintaining oversight as to the efficacy of the ERM program. In addition, it has responsibility to ensure that our incentive, reward and performance management and evaluation systems are aligned and in place, with due emphasis on risk, compliance and controls. The Board operates formal committees to oversee and provide guidance and direction. This committee structure helps to ensure that risks are adequately considered, discussed, debated and factored into business decisions.

Risk Management Committee of the Board

This committee assists the Board in fulfilling its oversight responsibilities with respect to the prudent management of our capital structure, including the management of the credit, market and other enterprise risks of EDC.

Audit Committee of the Board

The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to our standards of integrity and behaviour, financial reporting and internal control systems.

MANAGEMENT AND ITS KEY RISK COMMITTEES

Executive Management Team

The Executive Management team, led by the President and CEO and including the executives reporting directly to the President and CEO and those reporting to the Executive Vice-President, Chief Financial Officer and Chief Operating Officer, is ultimately accountable for managing enterprise risk within the Board-approved Risk Appetite Framework, approving policies and procedures and overseeing execution of risk management activities. The Executive Management team has primary responsibility for the management of EDC’s risks, standards of integrity and behaviour, financial reporting and internal control systems.

97	EDC 2025 Integrated Annual Report

The Executive Management team participates in various senior management committees, described below:

Risk Management Committee (RMC)

RMC is an executive-level management committee that is responsible for reviewing and overseeing the management of enterprise governance, risk and control activities, understanding significant existing and emerging risks and their impact on the Corporation’s risk profile, and reviewing and recommending transactions for Board approval.

Asset Liability Management Committee (ALCO) is a management sub-committee of RMC that is responsible for the oversight of our assets and liabilities, ensuring that Liquidity and Market Risk Management Policies are supported by appropriate procedures and practices for the measurement, management and reporting of market risk. In addition, the committee provides endorsement as to the acceptability of our asset/liability management strategy, ensures that liquidity and market risk positions are managed within policy limits, and addresses such risk practices as diversification requirements and reporting and monitoring of compliance with guidelines.

Equity Investments Valuation Committee (EIVC) is a management sub-committee of RMC that is responsible for the review and approval of fair market valuations of our investment portfolio as prepared by our investment team in accordance with EDC’s Equity Investment policies.

Information Security Executive Committee (ISEC) is a management sub-committee of RMC that is responsible for managing information security risks and information security program objectives. It provides direction and approval on recommended solutions for addressing cyber security issues and risks, monitors progress of the Information Security Program and provides direction on escalated risks and program matters, including resourcing and prioritization in accordance with EDC’s acceptable risk tolerance level.

Investment Committee (IC) is an executive-level sub-committee of RMC that is responsible for reviewing, endorsing and overseeing the strategy, policies and performance under our investments program and approves or recommends transactions to the Board of Directors as appropriate. It also makes recommendations regarding the program’s strategy to the Executive Management team and the Board of Directors and monitors program-level performance. Additionally, IC serves as a forum for information sharing and discussions on matters stemming from its mandate.

Model Risk Management Committee (MRMC) is an advisory sub-committee of RMC that provides high-level oversight of EDC’s model risk, including oversight of the requirements embedded in the Policy, Guidelines and Procedures which govern the management of model risk, and, to promote consistent, collaborative application of model risk management principles across EDC.

Operational Risk Management Committee (ORMC) is a management sub-committee of RMC. ORMC identifies, assesses, monitors and reports on our operational risks and losses, including making decisions and recommendations on how to proceed on the management of our operational risks and losses. ORMC provides a forum for communication and collaboration amongst all three lines of defense. The Committee is also responsible for promoting a consistent and collaborative application of the Operational Risk Management Framework across EDC, in support of a healthy and robust risk culture throughout the organization.

Portfolio Monitoring Committee (PMC) is a management sub-committee of RMC that is responsible for reviewing and monitoring EDC’s portfolio at an enterprise level and understanding significant existing and emerging portfolio risks, opportunities and trends.

VP Advisory Forum (VPAF) is a management sub-committee of RMC that provides guidance and shares expertise with Underwriting and Business Development Line of Business (LOB) Vice Presidents, at the request of the LOB VP, regarding specific transactions and key client or partner relationships.

Executive Committee (Exec Co)

Exec Co is an executive-level management committee that supports the President and CEO in their responsibility for enterprise-wide, strategic, financial and non-transactional decisions, as well as strategic and financial recommendations to the Board, ultimately providing Executive alignment.

Enterprise Sustainability Committee (ESC) is an executive-level sub-committee of Exec Co that provides oversight and guidance for strategic initiatives, including climate strategy, and serves as a forum for knowledge equalization, receiving regular reporting on the progress of climate-related initiatives and the organization’s net zero commitment.

98	EDC 2025 Integrated Annual Report

Initiative Oversight Committee (IOC) is an executive-level sub-committee of Exec Co that oversees the prioritization and implementation of Transformation Portfolio initiatives in support of our Corporate Strategy. It approves the transformation initiatives and monitors and provides oversight on overall progress and performance, while sequencing enterprise priorities.

Management Pension Committee (MPC), as delegated by the President and CEO, is an executive-level management sub-committee of Exec Co that is responsible for the oversight and decision-making of policy, funding, investment, management, and administration related matters for EDC’s pension plans and the related pension funds, including recommendations to the Human Resources Committee of the Board.

As we mature our risk management practices, the structure of our risk committees will evolve and be revised accordingly.

KEY RISK MANAGEMENT GROUPS

Global Risk Management Group

The Global Risk Management Group (GRM Group) provides independent oversight and governance with respect to risk identification, measurement, control, monitoring and reporting. The GRM Group is a strategic enabler, empowering the business to make better decisions and drive innovation through proactive risk insights. It establishes and maintains our overall approach to managing risks through the ERM Framework and sets out a strategically aligned, responsive Risk Appetite Statement that sets supportive parameters and limits to facilitate business activity.

The GRM Group is responsible for identifying, measuring, monitoring, assessing, and reporting on risk factors facing EDC, and ensuring that risk considerations are taken into account and align with our risk tolerance in all areas and processes at EDC. The GRM Group is headed by the SVP, Global Risk Management and Chief Risk Officer, who works closely with the President and Chief Executive Officer, the Executive Vice-President, Chief Financial Officer and Chief Operating Officer, the Board of Directors and other members of the Executive Management team to set the ‘tone at the top’ and establish a risk aware culture across EDC.

Finance

Responsible for accounting, financial reporting, financial planning, and treasury operations, Finance ensures that appropriate controls exist for effective money movement and delivery of complete and accurate financial reporting. In 2024, EDC launched a multi-year internal controls over financial reporting (ICFR) program based on the certification and internal control regime for Crown corporations. The ICFR program will provide reasonable assurance regarding the reliability of controls over financial reporting and the preparation of financial statements in accordance with IFRS Accounting Standards.

Internal Audit

As the third line of defence, Internal Audit is responsible to provide independent and objective assurance and advisory services designed to add value and help us achieve our business objectives pertaining to operations, reporting, and compliance with laws and regulations. Internal Audit does this by bringing a systematic and disciplined approach to evaluating and improving internal controls, risk management, and governance processes. Although Internal Audit’s mandate includes the provision of advisory services to management, these services will be ancillary to the assurance services it provides to the Audit Committee of the Board of Directors. Our Chief Internal Auditor reports to the Chair of the Audit Committee of the Board of Directors and has a dotted line reporting relationship with our President and CEO.

Internal Audit governs itself by adhering to The Institute of Internal Auditors’ (IIA) mandatory guidance, including the guiding principles and associated standards of the Global Internal Audit Standards which are designed to help internal auditors achieve the principles and fulfil the Purpose of Internal Auditing.

Front Line Units

Front Line Units include business units and other functions within the first line of defence who take, own and manage risk on a day-to-day basis. These functions are responsible for identifying, assessing, mitigating, assuming, controlling and reporting on risk in accordance with established enterprise risk appetite, policies, culture and strategic goals.

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Key Risks

EDC categorizes its financial and non-financial risks as discussed below.

FINANCIAL RISKS

Financial risks may give rise to negative impacts on earnings or capital solvency arising from financial losses. These risks are continuously assessed and managed alongside our non-financial risks in accordance with the ERM Framework. Understanding our enterprise risks holistically allows us better to recognize the interconnections among financial risks and across the broader spectrum of non-financial risks. This helps us to anticipate impacts and proactively manage risks, optimizing our risk-taking and ensuring our sustainability.

We discuss financial risk in the context of six types:

•	Credit

•	Insurance

•	Market

•	Liquidity

•	Equity Investment

•	Pension Plan

Credit Risk and Insurance Risk Management

Credit risk is the risk associated with adverse impacts from a borrower or counterparty in a transaction failing to meet its agreed payment, performance, or other obligations. Insurance risk is the risk associated with financial loss due to actual experience emerging differently from expected insurance product pricing or reserves. We are exposed to credit risk and insurance risk in the delivery of financing and insurance products and services as well as our treasury activities.

We manage these risks in the organization through policy requirements, established authorities and limits, mitigation activities and reporting. Our credit risk and insurance risk policies set out our requirements on credit granting, concentration, counterparty and country limits, risk rating, exposure measurement, monitoring and review, portfolio management and risk transfer, as well as management and Board reporting.

Portfolio Risk Profile

While EDC follows leading risk management practices, we generally assume more risk than a typical financial institution due to our mandate. We take on larger single counterparty exposures and larger concentration exposures by industry than other financial institutions, most notably in the manufacturing, finance and insurance, utilities and transportation and storage industries which lead Canadian exports.

Our non-investment grade exposure corresponds to 56% of EDC’s loan portfolio, however attracts 86% of capital demand.

Credit Granting

We deliver our financing and insurance products and services through business teams by business unit. The business teams are responsible for the proper due diligence associated with credit commitments. Credit commitments in excess of certain thresholds require independent authorization by the Global Risk Management Group (GRM Group) or the Board of Directors. The credit rating of a transaction and/or the dollar amount of exposure at risk determines whether approval is required by the GRM Group or the Board of Directors.

Our approval responsibilities are governed by delegated authorities. The Board reserves to itself the authority to approve certain transactions in the By-Law, and all other transactions fall within the authority of the President and CEO. Onward delegation of authority by the President and CEO to the GRM Group and business units is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels. The criteria whereby these authorities may be further delegated throughout the organization, as well as the requirements relating to documentation, communication and monitoring of delegated authorities, are set out in corporate policies and standards.

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We bear additional counterparty risk through our treasury liquidity and derivative portfolios. Treasury counterparties must be recommended by the Market and Liquidity Risk team and approved by the Risk Management Office team within the GRM Group. All treasury credit exposures are measured on a fair value basis and compliance with policy and operational limits is measured daily. In addition, we have policies and procedures in place to limit and to manage the credit risk associated with these financial instruments and to define collateral requirements for treasury counterparties.

We also bear counterparty risk through our insurance portfolio under a reinsurance structure, as well as our loan portfolio should loan default insurance be acquired, where we are exposed to the credit risk of the reinsurer or insurer. To help mitigate this risk, our placement of reinsurance and loan default insurance is diversified such that it is not dependent on a single reinsurer. This counterparty exposure is managed under our counterparty management procedures and monitored by the GRM Group.

Concentration Limits

To ensure strong portfolio governance and diversification of risks within our portfolio, we have established risk limits to manage concentration risk which includes protecting against being overly concentrated to any one country, industry or commercial obligor. Our capital base is factored into the determination of limits as well as other factors including the obligor risk rating, country risk rating, Canadian sanctions, financial crimes risk rating, our climate change policy, and our corporate strategy. Risk limit breaches are escalated to the Chief Risk Officer and reported to the Board.

Risk Ratings

Credit risk is measured by assigning two distinct ratings. The first one is a risk rating to an obligor that is tied to a probability of default (PD). The PD describes the likelihood of a default of an obligor over a one-year period. The second one is a rating to a transaction in the form of a loss given default (LGD) estimate. The LGD estimates the percentage of dollar exposure which EDC reasonably expects to lose should a default occur on a specific transaction.

EDC’s internal credit risk rating system measures obligor and transaction risks for the majority of our risk exposure. This risk rating system utilizes a 20 point rating scale to differentiate the PD of obligors and a 7 point rating scale to differentiate the LGD of transactions. While our obligor rating is arrived at independently of external ratings for the obligor, our risk-rating methodology includes a review of those external ratings.

Our Economics team is responsible for establishing, monitoring and approving country risk ratings. Country risk ratings are continually reviewed to take into consideration any changes in the world environment or a specific country.

For treasury related counterparties, EDC’s internal credit rating must not exceed the lower of the highest two external ratings.

Exposure Measurement

To ensure that the level of credit risk and insurance risk is transparent to both management and the Board, our exposure measurement guideline requires information reporting, assessment against key risk measures and comparison of the aggregated exposures within a portfolio against prescribed limits such as country, industry and obligor.

Monitoring and Review

Our operating practices include ongoing monitoring of credit exposures. The PMC provides enterprise credit exposure monitoring to ensure alignment with our strategic objectives and risk appetite. Additionally, teams are in place to monitor and manage credit exposure within the different product lines which include monitoring of events in the country and industry of the obligor. The business teams are responsible for managing the credit quality and financial performance of our portfolio of commercial loans and guarantees both at the transaction and portfolio levels. This includes undertaking loan reviews, assessing risk ratings and regularly monitoring obligors and the credit risk environment including research and assessment of financial, non-financial, operating, industry and geo-political trends. Our portfolio of credit insurance counterparties is actively monitored by our Risk Assessment and Portfolio Management team. In addition, deteriorating credits are managed by teams that specialize in restructurings, Paris Club reschedulings, claims and recoveries. Management and the Board are frequently apprised on the credit quality of the portfolio through regular reporting including detailed quarterly reporting on the breakdown of the portfolio by risk ratings, impaired obligors, loan write-offs and claims information.

In addition, our Special Risks team thoroughly reviews debt files at all stages of the overdue, claim and recovery process, actively managing and pursuing debt files to minimize losses. We continuously refine our documentation, analytical standards and process controls, drawing on insights from impaired files and write-offs, to ensure that our process and outcomes remain appropriate, consistent, and increasingly effective.

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Portfolio Management

Our goals for portfolio management are multi-faceted and closely tied to ensuring our ability to pursue mandate related opportunities while maintaining financial resilience and sustainability, but aligning capital deployment with risk appetite, strong risk governance and integrated ESG principles. Management and the Board are regularly updated on our portfolio of credit exposures through quarterly compliance reporting against risk measures and concentration limits. We use both primary and secondary portfolio management activities to address imbalances or excess concentrations including, but not limited to, syndication at credit origination, the sale of assets, loan default insurance, reinsurance and hedging using credit derivatives.

We continue to make use of loan default insurance for risk mitigation purposes targeting large exposures in our loan portfolio. To address credit concentration in our insurance portfolios we engage in various risk transfer activities, primarily through co-insurance and reinsurance. We have treaty reinsurance agreements covering the short-term export credit insurance portfolio, most international trade guarantee obligors and foreign bank exposures, and the political risk insurance portfolio. We additionally have facultative reinsurance agreements covering specific credit insurance policies and buyers and some large international trade guarantee obligors, as well as specific political risk insurance policies.

Management and Board Reporting

The GRM Group provides timely and comprehensive risk reporting to management and the Board on major risks being assumed by or facing EDC, enabling appropriate management and oversight. This reporting includes, but is not limited to, a quarterly report to management including credit risk, insurance risk, and equity investment risk policy compliance, capital adequacy and details on market risk, and liquidity risk. This information is also provided to the Board on a quarterly basis. Ad-hoc risk reporting is also provided to the Executive Management team and the Board as warranted for new or emerging risk issues or significant changes in our level of risk. Significant financial and non-financial risk issues and action plans are tracked and reported to ensure management accountability and attention are maintained.

Market Risk Management

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises three types of risk: foreign exchange risk; interest rate risk; and other price risks. We are exposed to potential losses as a result of movements in interest and foreign exchange rates.

Through our policies and guidelines, we ensure that market risks are identified, measured, managed and regularly reported to management and the Board. Our market risk policies set out our requirements on interest rate and foreign exchange exposure limits, liquidity, investment, debt funding, management of the credit risk for treasury counterparties and management and Board reporting. The Asset Liability Management Committee, which is chaired by the Chief Financial Officer (alternate Chair is the Chief Risk Officer), oversees and directs the management of market risks inherent within our normal business activities. Risk oversight is provided by the Market and Liquidity Risk team in the GRM Group.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. We are exposed to potential adverse impacts on the value of financial instruments resulting from differences in the maturities or repricing dates of assets and liabilities, as well as from embedded optionality in those assets and liabilities.

Our interest rate risk is managed in accordance with guidelines established by the Department of Finance as well as limits set by the Board. We report interest rate risk monthly to the Asset Liability Management Committee and quarterly to the Risk Management Committee of the Board.

Management of interest rate risk is enabled through monthly risk position monitoring against limits and reporting. Interest rate risk is measured by simulating the impact of a 100 basis point change in both our net financing and investment income and our economic value. Economic value is defined as the net present value of all future cash flows for assets and liabilities of EDC (discounted at current market swap rates for each currency).

Our limits are based on the impact of an instantaneous 100 basis point change in interest rates. The limit on the sensitivity of net financing and investment income (NFII) to an instantaneous 100 basis point change in interest rates is that, for the next 12-month period, projected NFII should not decline by more than 7.5% (± $84 million and $87 million as at year-end 2025 and 2024, respectively) on a Canadian dollar equivalent basis. The economic value limit is that for an instantaneous 100 basis point change in interest rates, EDC’s economic value should not decline by more than 10% (± $1,164 million and $1,172 million as at year-end 2025 and 2024, respectively) of our current net present value.

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EDC’s economic value is sensitive to interest rates; however, we hedge our interest rate risk mismatches in multiple currencies.

The table below presents the sensitivity of the net financing and investment income, net income, and economic value of EDC to a parallel 100 basis point change in interest rates given the outstanding positions as at December 31:

	$		$	$		$

(in millions of Canadian dollars)			2025			2024

	+100 Basis Points		-100 Basis Points	+100 Basis Points		-100 Basis Points

Change in net financing and investment income		(46)	46		(52)	52

Change in net income		151	(170)		165	(183)

Change in economic value of EDC		(510)	539		(449)	476

The above table excludes the impact of EDC’s subsidiary FinDev Canada.

Foreign Exchange Risk

Foreign exchange risk is the potential adverse impact on the value of financial instruments resulting from exchange rate movements. We are exposed to foreign exchange rate risk when there is a mismatch between assets and liabilities in any currency.

Our foreign exchange risk is managed in accordance with guidelines established by the Department of Finance as well as limits approved by the Board. We report our foreign exchange risk monthly to the Asset Liability Management Committee and quarterly to the Risk Management Committee of the Board.

Additionally, we have supplemental management thresholds and reporting requirements. Management of foreign exchange risk is enabled through monthly risk position monitoring against limits and reporting.

As per our policy, the potential translation loss impact to one month’s net financing and investment income (NFII) as measured by a two standard deviation change in foreign exchange rates is limited to 2.5% of projected 12 month NFII, on a consolidated Canadian dollar equivalent basis.

As the table below indicates, we were onside our policy as at December 31:

	$		$

(in millions of Canadian dollars)	2025		2024

Limit		28		29

Position		12		6

A sensitivity of net income to changes in the value of the Canadian dollar versus the other currencies to which we were exposed was performed and determined to be not material.

Derivative Instruments

We use a variety of derivative instruments to manage costs, returns and levels of financial risk associated with funding, investment and risk management activities. The principal purpose for which we use derivative instruments is to hedge against foreign exchange and interest rate risk. Our use of derivative instruments may include, but is not restricted to, currency and interest rate swaps, foreign exchange swaps, and forwards. We do not use derivative instruments for speculative purposes.

We do not engage in the use of derivative instruments whose value and financial risks cannot be measured, monitored and managed on a timely basis. The Market and Liquidity Risk team formally reviews our derivative instrument transactions at time of inception, and on an ongoing basis to provide an independent verification on the valuation of transaction structures and of associated financial risks.

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Derivative instruments are used to hedge risks by matching various exposures. For example, we may balance the proportion of fixed to floating assets in our portfolio using interest rate swaps in order to mitigate interest rate risk.

The following table indicates the fair value of our derivative instruments based upon maturity:

	$		$		$		$		$		$

as at December 31 (in millions of Canadian dollars)	Positive		Negative		2025 Net		Positive		Negative		2024 Net

Less than 1 year		102		(230)		(128)		334		(502)		(168)

1 – 3 years		226		(445)		(219)		197		(982)		(785)

3 – 5 years		920		(154)		766		358		(978)		(620)

Over 5 years		775		(107)		668		915		(150)		765

Gross fair value of contracts		$ 2,023		$ (936)		$ 1,087		$ 1,804		$ (2,612)		$ (808)

Liquidity Risk Management

Liquidity risk is the risk that we would be unable to honour daily cash outflow commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions. Liquidity risk arises from two sources: mismatched cash flows related to assets and liabilities and liquidity risk due to the inability to sell marketable securities in a timely and cost effective manner.

Our Treasury department is responsible for our liquidity management and the Market and Liquidity Risk team is responsible for monitoring compliance with our policies and procedures. Pursuant to our risk management policies, we must maintain sufficient liquidity to meet a prescribed minimum level, based on forecasted cash requirements.

Within the overall policy framework, we manage our liquidity risk both within the overall policy limits and also within supplemental limits. The Market and Liquidity Risk team measures our position daily and provides a monthly report to senior management on our actual liquidity position against this minimum limit, as well as a quarterly report to the Risk Management Committee of the Board.

We maintain liquidity through a variety of methods:

•

Cash, Cash Equivalents and Marketable Securities: We hold cash, cash equivalents and marketable securities to ensure that sufficient liquidity is available if required to meet forecasted cash requirements. During 2025, the average balance of cash, cash equivalents and marketable securities was $9,797 million (2024 – $9,960 million).

•

Access to Commercial Paper Markets: In the course of our normal activities, our commercial paper programs provide us with the necessary liquidity to meet our cash requirements on a daily basis. During 2025, the average balance of commercial paper was $5,996 million (2024 – $8,644 million).

Investment Risk

EDC’s Treasury Policy outlines the investment vehicles that we may undertake in accordance with EDC’s Risk Appetite Framework. The investment of corporate cash holdings is governed by Section 10(1.1)(h) of the Export Development Act (the “Act”), Section 128 of the Financial Administration Act, and EDC’s Investment Authorities approved by the Minister of Finance.

Debt Funding

The Act places limitations on our borrowings. It allows us to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) our current paid-in capital and (b) our retained earnings determined in accordance with the previous year’s audited financial statements.

The Minister of Finance, pursuant to the requirements of the Financial Administration Act, annually approves the borrowings of EDC. As part of EDC’s Treasury Policy, we monitor our debt position against borrowing limits and report to senior management and the Board on a quarterly basis.

Equity Investment Risk

Equity investment risk is the risk associated with adverse changes to the value of equity investments held by EDC. As part of our support to Canadian exports, EDC invests in equity positions directly or through investment funds. Similar to credit risk, equity risk is mitigated by clear approval authorities, concentration limits and oversight by the Investment Committee and the Equity Investments Valuation Committee.

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Pension Plan Risk

Pension plan risk is the risk associated with adverse impacts from an underfunded defined benefit registered pension plan (RPP) and/or supplementary retirement plan (SRP) whereby the liabilities significantly exceed the accumulated assets. EDC manages this risk by conducting actuarial assessments, monitoring of the pension plan’s solvency position, defining appropriate investment asset allocation considering the pension plan’s liabilities, Management Pension Committee and Board oversight, and by setting pension contribution rates.

NON-FINANCIAL RISKS

Non-financial risks may give rise to negative impacts on our business activities, earnings or capital, regulatory relations, and reputation. These are continuously assessed and managed alongside our financial risks in accordance with the ERM Framework. In understanding our enterprise risks holistically, we are better able to see the interconnections among non-financial risks as well as with financial risks. This helps us to anticipate impacts and proactively manage risks, optimizing our risk-taking and ensuring our sustainability.

We discuss non-financial risk in the context of seven types:

•	Strategic

•	Operational

•	Information Technology

•	People and Culture

•	Legal

•	Compliance

•	Environmental, Social and Governance (ESG)

Strategic risk may arise from ineffective business strategies, improper implementation of business strategies, or a lack of responsiveness to changes in the business environment. We have mechanisms in place to carefully monitor strategic risk and inform strategy and planning as appropriate.

Operational risk may arise from inadequate or failed internal processes, people and systems or from external events. We monitor operational risks vigilantly and are focused on managing them appropriately. We continuously look for opportunities to manage operational risk in a way that leverages technology and enables strategy.

Information technology risk includes cybersecurity, IT availability and performance, and new and emerging technologies. We invest significantly to ensure these risks are carefully managed. Cybersecurity, in particular, is a top risk for EDC and we have comprehensive and forward-thinking risk mitigation plans in place.

We recognize that our people and our culture are critical to our success. EDC is a top employer and we continue to thoughtfully manage people and culture risk. We are evolving our culture by giving employees tools and training to effectively challenge opposing views, leading to enhanced dialogue and more informed decision-making.

Legal risk may arise from both litigation or contractual risks, and is well-managed at EDC. Our evolving strategy exposes us to some compliance and ESG risks as we expand in new geographies and sectors and we are proactively identifying and managing these risks as we move forward.

We are diligent in staying attuned to the external environment through the work of specialized groups. As well, the annual customer survey that drives our net promoter score and our proactive business development practice afford us critical insights into customer needs. The insight gained from these surveillance activities is incorporated into our strategic and operational planning exercises.

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CRITICAL ACCOUNTING POLICIES AND ESTIMATES

A summary of our significant accounting policies can be found in Note 2 of our 2025 consolidated financial statements. Judgement is required in the selection of accounting policies and their application requires the use of estimates and assumptions to arrive at the reported carrying values of our assets and liabilities. We have established procedures to ensure that accounting policies are applied consistently and that the process for making changes to methodologies and assumptions is well controlled and occurs in an appropriate and systematic manner. Areas where significant estimates are used include the allowance for credit losses, insurance contracts, retirement benefit obligations, and financial instruments measured at fair value. Management exercises judgement in the allowance for credit losses, insurance contracts, retirement benefit obligations, and financial instruments measured at fair value and the determination of the control of structured entities. For details on our use of estimates and key judgements refer to page  124 of this annual report.

Change in Accounting Standards

IFRS 18 – Presentation and Disclosures in Financial Statements

On April 9, 2024 the IASB issued IFRS 18 – Presentation and Disclosures in Financial Statements which is to replace IAS 1 – Presentation of Financial Statements. The new standard is intended to enhance the comparability and transparency of reporting in the financial statements and will be effective for annual periods beginning on or after January 1, 2027. We are currently assessing the impact of the new standard. While we expect it will affect the presentation of the consolidated financial statements, the full impact cannot yet be reasonably estimated.

IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

On May 30, 2024, the IASB issued amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments. These amendments will be effective for annual periods beginning on or after January 1, 2026 and aim to clarify how financial instruments are classified, measured, and disclosed in relation to environmental, social and governance (ESG) considerations and electronic transactions. While changes to our accounting policies will be necessary, we do not expect the adoption of these amendments to have a material impact on the presentation of the consolidated financial statements.

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SUPPLEMENTAL INFORMATION

Table 1: Loan Interest Yield

	$	$	$	$	$

(in millions of Canadian dollars)	2025	2024	2023	2022	2021

Gross loans receivable:

Average performing floating rate	45,456	45,322	42,341	34,932	35,740

Average performing fixed rate	13,250	12,888	13,194	12,276	12,775

Total average performing gross loans receivable	58,706	58,210	55,535	47,208	48,515

Average carrying value on impaired loans	490	884	774	1,060	1,034

Total average income earning loan assets	$ 59,196	$ 59,094	$ 56,309	$ 48,268	$ 49,549

Loan revenue:

Performing floating rate interest	2,853	3,321	3,048	1,351	826

Performing fixed rate interest	503	482	457	390	421

Other loan revenue	208	231	202	190	215

Loan revenue	$ 3,564	$ 4,034	$ 3,707	$ 1,931	$ 1,462

Yields – performing loans:

Performing floating rate coupon(1)	6.28%	7.33%	7.20%	3.87%	2.31%

Performing fixed rate coupon(1)	3.80%	3.74%	3.46%	3.18%	3.30%

Total performing loan coupon yield(1)	5.72%	6.53%	6.31%	3.69%	2.57%

Total loan effective yield(2)	6.02%	6.83%	6.58%	4.00%	2.95%

(1) Excludes fee increments.
(2) Includes fee increments.

Table 2: Net Finance Margin

(in millions of Canadian dollars)	2025	2024	2023	2022	2021

Average performing loans receivable	58,706	58,210	55,535	47,208	48,515

Average carrying value on impaired loans	490	884	774	1,060	1,034

Average marketable securities balance(3)	9,330	9,450	10,570	11,518	10,277

Average investment portfolio balance	3,513	3,004	3,011	2,659	2,341

Total average income earning assets	$ 72,039	$ 71,548	$ 69,890	$ 62,445	$ 62,167

Financing and investment revenue:

Loan	3,564	4,034	3,707	1,931	1,462

Marketable securities(3)	338	381	399	175	82

Investments	20	23	25	26	16

Total financing and investment revenue	3,922	4,438	4,131	2,132	1,560

Interest expense	2,683	3,180	2,878	973	324

Financing-related expenses	132	57	41	32	25

Net financing and investment income	$ 1,107	$ 1,201	$ 1,212	$ 1,127	$ 1,211

Net finance margin	1.54%	1.68%	1.73%	1.80%	1.95%

(3)	Includes cash equivalents.

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Table 3: Provision for (Reversal of) Credit Losses

	$		$		$		$		$

(in millions of Canadian dollars)	2025		2024		2023		2022		2021

Provision for (reversal of) credit losses on:

Loans		226		332		138		11		(435)

Loan commitments		11		(73)		92		(10)		(30)

Loan guarantees		65		(8)		91		68		(89)

Total provision for (reversal of) credit losses		$ 302		$ 251		$ 321		$ 69		$ (554)

Table 4: Concentration of Exposure by Geographical Market

	$			$			$			$			$		$			$		$

	Financing portfolio						Insurance portfolio

(in millions of Canadian dollars)		Financing assets	(1)		Commitments and guarantees	(2)		International trade guarantee			Other insurance	(3)		Treaty reinsurance		Marketable securities and derivative instruments	(4)		2025		Exposure

Country																			$		%

Canada		10,413			10,952			15,259	(5)(6)		1,535			–		1,761			39,920		29

United States		12,842			4,424			–			10,940			–		7,496			35,702		26

Chile		7,709			644			–			219			–		–			8,572		6

United Kingdom		7,159			484			–			462			–		104			8,209		6

Australia		4,485			717			1			230			–		338			5,771		4

Germany		2,797			334			2			294			–		78			3,505		3

India		2,678			272			5			257			–		–			3,212		3

Mexico		1,929			524			–			700			–		–			3,153		2

Brazil		2,162			300			–			331			–		–			2,793		2

France		699			23			–			173			–		506			1,401		1

Other(7)		12,135			3,828			37			7,099			–		657			23,756		18

		65,008			22,502			15,304			22,240			–		10,940			135,994		100

Country limits in excess of policy limits(8)		–			–			–			–			–		–			–		–

Treaty reinsurance(9)		–			–			–			–			(297)		–			(297)		–

Total		$ 65,008			$ 22,502			$ 15,304			$ 22,240			$ (297)		$ 10,940			$ 135,697		100

(1)	Includes gross loans receivable, investments and the impact of risk transfer transactions.

(2)

Includes undisbursed loan commitments, accepted and outstanding letters of offer, loan guarantees, investment commitments, unallocated unconfirmed lines of credit and the impact of risk transfer transactions.

(3)	Includes the credit insurance, financial institutions insurance and political risk insurance portfolios.

(4)	Includes cash and cash equivalents. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.

(5)

Includes $217 million of surety bond insurance, where the risk rests with the Canadian exporter. A total of 49% of the exports insured under surety bond products are to the United States. The balance represents exports to other countries.

(6)

Includes $14.2 billion in performance security guarantees, where the risk rests with the Canadian exporter. A total of 54% of the exports insured under performance security products are to the United States. The balance represents exports to other countries.

(7)	Includes 214 countries with total exposure ranging from $0.001 million to $1.4 billion.

(8)	Includes the sum of individual country exposures on political risk insurance policies that exceed the maximum liability of these policies.

(9)	Represents treaty reinsurance agreements covering most international trade guarantee obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

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	$			$			$			$			$		$			$		$

	Financing portfolio						Insurance portfolio

(in millions of Canadian dollars)		Financing assets	(1)		Commitments and guarantees	(2)		International trade guarantee			Other insurance	(3)(4)		Treaty reinsurance		Marketable securities and derivative instruments	(5)		2024		Exposure

Country																			$		%

Canada		9,225			10,982			17,090	(6)(7)		1,242			–		3,337			41,876		30

United States		10,348			5,468			–			11,286			–		7,122			34,224		24

Chile		8,662			551			–			212			–		–			9,425		7

United Kingdom		6,787			1,005			–			770			–		95			8,657		6

Australia		4,826			884			1			338			–		494			6,543		5

Germany		2,283			909			–			266			–		198			3,656		3

Mexico		1,898			655			–			875			–		–			3,428		2

India		2,856			261			3			285			–		–			3,405		2

Brazil		2,374			334			–			361			–		–			3,069		2

China		1,005			345			–			611			–		482			2,443		2

Other(8)		12,998			3,421			23			6,319			–		1,347			24,108		17

		63,262			24,815			17,117			22,565			–		13,075			140,834		100

Country limits in excess of policy limits(9)		–			–			–			(81)			–		–			(81)		–

Treaty reinsurance(10)		–			–			–			–			(311)		–			(311)		–

Total		$ 63,262			$ 24,815			$ 17,117			$ 22,484			$ (311)		$ 13,075			$ 140,442		100

(1)	Includes gross loans receivable, investments and the impact of risk transfer transactions.

(2)

Includes undisbursed loan commitments, accepted and outstanding letters of offer, loan guarantees, investment commitments, unallocated unconfirmed lines of credit and the impact of risk transfer transactions.

(3)	Includes the credit insurance, financial institutions insurance and political risk insurance portfolios.

(4)	Comparative figures have been reclassified to conform with current year presentation.

(5)	Includes cash and cash equivalents. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.

(6)

Includes $164 million of surety bond insurance, where the risk rests with the Canadian exporter. A total of 11% of the exports insured under surety bond products are to the United States. The balance represents exports to other countries.

(7)

Includes $16.1 billion in performance security guarantees, where the risk rests with the Canadian exporter. A total of 50% of the exports insured under performance security products are to the United States. The balance represents exports to other countries.

(8)	Includes 203 countries with total exposure ranging from $0.001 million to $1.6 billion.

(9)	Includes the sum of individual country exposures on political risk insurance policies that exceed the maximum liability of these policies.

(10)	Represents treaty reinsurance agreements covering most international trade guarantee obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

109	EDC 2025 Integrated Annual Report

Table 5: Concentration of Exposure by Industry

	$			$			$		$			$		$			$		$

	Financing portfolio						Insurance portfolio

(in millions of Canadian dollars)		Financing assets	(1)		Commitments and guarantees	(2)		International trade guarantee		Other insurance	(3)		Treaty reinsurance		Marketable securities and derivative instruments	(4)		2025		Exposure

Industry																		$		%

Commercial:

Manufacturing		9,639			5,681			2,065		8,090			–		–			25,475		19

Finance and insurance		9,763			2,599			3,395		5,959			–		3,404			25,120		19

Utilities		10,819			3,655			3,522		742			–		–			18,738		14

Transportation and storage		10,760			2,734			379		1,410			–		–			15,283		11

Resources		7,673			2,509			2,133		1,015			–		–			13,330		10

Information		8,695			787			218		248			–		–			9,948		7

Wholesale and retail trade		2,108			1,084			551		4,020			–		–			7,763		5

Construction		858			271			2,316		129			–		–			3,574		2

Commercial properties		1,894			473			68		10			–		–			2,445		2

Professional services		1,213			399			307		486			–		–			2,405		2

Other		1,024			2,310			350		131			–		–			3,815		3

Total commercial		64,446			22,502			15,304		22,240			–		3,404			127,896		94

Sovereign		562			–			–		–			–		7,536			8,098		6

		65,008			22,502			15,304		22,240			–		10,940			135,994		100

Treaty reinsurance(5)		–			–			–		–			(297)		–			(297)		–

Total		$ 65,008			$ 22,502			$ 15,304		$ 22,240			$ (297)		$ 10,940			$ 135,697		100

(1)	Includes gross loans receivable, investments and the impact of risk transfer transactions.

(2)

Includes undisbursed loan commitments, accepted and outstanding letters of offer, loan guarantees, investment commitments, unallocated unconfirmed lines of credit and the impact of risk transfer transactions.

(3)	Includes the credit insurance, financial institutions insurance and political risk insurance portfolios.

(4)	Includes cash and cash equivalents. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.

(5)	Represents treaty reinsurance agreements covering most international trade guarantee obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

110	EDC 2025 Integrated Annual Report

	$			$			$		$			$		$			$		$

	Financing portfolio						Insurance portfolio

(in millions of Canadian dollars)		Financing assets	(1)		Commitments and guarantees	(2)		International trade guarantee		Other insurance	(3)(4)		Treaty reinsurance		Marketable securities and derivative instruments	(5)		2024		Exposure

Industry																		$		%

Commercial:

Manufacturing		9,452			6,275			1,980		8,446			–		–			26,153		19

Finance and insurance		7,538			2,383			5,503		5,811			–		4,888			26,123		19

Utilities		10,711			3,621			3,435		726			–		–			18,493		13

Transportation and storage		12,987			3,205			269		599			–		–			17,060		12

Resources		7,866			2,450			2,300		1,039			–		–			13,655		10

Information		6,800			1,849			195		839			–		–			9,683		7

Wholesale and retail trade		2,300			1,554			519		4,210			–		–			8,583		6

Construction		391			639			2,259		139			–		–			3,428		2

Professional services		1,245			601			424		567			–		–			2,837		2

Commercial properties		2,145			443			42		10			–		–			2,640		2

Other		1,145			1,795			191		98			–		–			3,229		2

Total commercial		62,580			24,815			17,117		22,484			–		4,888			131,884		94

Sovereign		682			–			–		–			–		8,187			8,869		6

		63,262			24,815			17,117		22,484			–		13,075			140,753		100

Treaty reinsurance(6)		–			–			–		–			(311)		–			(311)		–

Total		$ 63,262			$ 24,815			$ 17,117		$ 22,484			$ (311)		$ 13,075			$ 140,442		100

(1)	Includes gross loans receivable, investments and the impact of risk transfer transactions.

(2)

Includes undisbursed loan commitments, accepted and outstanding letters of offer, loan guarantees, investment commitments, unallocated unconfirmed lines of credit and the impact of risk transfer transactions.

(3)	Includes the credit insurance, financial institutions insurance and political risk insurance portfolios.

(4)	Comparative figures have been reclassified to conform with current year presentation.

(5)	Includes cash and cash equivalents. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.

(6)	Represents treaty reinsurance agreements covering most international trade guarantee obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

111	EDC 2025 Integrated Annual Report

Table 6: Individually Impaired Gross Loans Receivable

	$		$

(in millions of Canadian dollars)	2025		2024

Commercial:

Manufacturing		397		299

Transportation and storage		339		409

Resources		197		89

Professional services		139		103

Wholesale and retail trade		79		88

Construction		44		96

Commercial properties		21		1

Finance and insurance		12		8

Information		1		9

Other		44		155

Total commercial		1,273		1,257

Sovereign		9		9

Total impaired gross loans receivable		$ 1,282		$ 1,266

Table 7: Performing Loans, Loan Guarantees and Loan Commitments – Allowance for Credit Losses

	$			$		$		$			$		$

(in millions of Canadian dollars)						2025							2024

Industry of risk		Exposure	(1)		Allowance		Allowance as a percentage of exposure		Exposure	(1)		Allowance		Allowance as a percentage of exposure

Commercial:

Utilities		14,341			145		1.0		14,268			130		0.9

Manufacturing		14,113			129		0.9		14,606			167		1.1

Resources		9,915			64		0.6		10,137			109		1.1

Transportation and storage		13,083			58		0.4		15,686			87		0.6

Information		9,018			35		0.4		8,276			39		0.5

Commercial properties		2,340			28		1.2		2,586			26		1.0

Finance and insurance		8,750			26		0.3		6,714			24		0.4

Wholesale and retail trade		2,934			26		0.9		3,586			16		0.4

Construction		1,065			19		1.8		920			9		1.0

Professional services		1,019			12		1.2		1,319			44		3.3

Other		3,233			89		2.8		2,705			24		0.9

Total commercial		79,811			631		0.8		80,803			675		0.8

Sovereign		553			29		5.2		673			49		7.3

Total		$ 80,364			$ 660		0.8		$ 81,476			$ 724		0.9

(1)	Includes gross loans receivable, loan guarantees, undisbursed loan commitments, accepted and outstanding letters of offer and unallocated unconfirmed lines of credit.

112	EDC 2025 Integrated Annual Report

Consolidated Financial Statements

Financial Reporting Responsibility **114**

Independent Auditor's Report **115**

Consolidated Statement of Financial Position **118**

Consolidated Statement of Comprehensive Income **119**

Consolidated Statement of Changes in Equity **120**

Consolidated Statement of Cash Flows **121**

Notes to the Consolidated Financial Statements **122**

1. Corporate Mandate 122
2. Material Accounting Policy Information 123
3. Fair Value of Financial Instruments 131
4. Marketable Securities 135
5. Derivative Instruments 135
6. Loans and Allowance for Credit Losses 137
7. Investments 144
8. Insurance Contract Liabilities 145
9. Retirement Benefit Plans 146
10. Other Assets 153
11. Accounts Payable and Other Credits 153
12. Debt Instruments 153
13. Debt Instrument Maturities 155
14. Share Capital 156
15. Capital Management 156
16. Net Insurance Service Result 157
17. Other (Income) Expenses 157
18. Administrative Expenses 158
19. Commitments, Contingencies and Contractual Obligations 158
20. Financial Instrument Risks 159
21. Insurance Risks 162
22. Structured Entities 164
23. Related Party Transactions 164
24. Canada Account Transactions 166

113 EDC 2025 Integrated Annual Report

Consolidated Financial Statements Financial Reporting Notes to the Consolidated 12. Debt Instruments 153 Responsibility 114 Financial Statements 122 13. Debt Instrument Independent Auditor’s 1. Corporate Mandate 122 Maturities 155 Report 115 2. Material Accounting 14. Share Capital 156 Consolidated Statement Policy Information 123 15. Capital Management 156 of Financial Position 118 3. Fair Value of Financial 16. Net Insurance Service Result 157 Consolidated Statement Instruments 131 17. Other (Income) Expenses 157 of Comprehensive Income 119 4. Marketable Securities 135 18. Administrative Expenses 158 Consolidated Statement 5. Derivative Instruments 135 of Changes in Equity 120 19. Commitments, 6. Loans and Allowance Contingencies and Consolidated Statement for Credit Losses 137 Contractual Obligations 158 of Cash Flows 121 7. Investments 144 20. Financial Instrument Risks 159 8. Insurance Contract 21. Insurance Risks 162 Liabilities 145 22. Structured Entities 164 9. Retirement Benefit Plans 146 23. Related Party Transactions 164 10. Other Assets 153 24. Canada Account 11. Accounts Payable and Transactions 166 Other Credits 153 113 EDC 2025 Integrated Annual Report

Financial Reporting Responsibility

The consolidated financial statements contained in this Integrated Annual Report have been prepared by management in accordance with International Financial Reporting Standards (IFRS Accounting Standards) appropriate in the circumstances. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. It is necessary for management to make assumptions, estimates and judgements based on information available as at the date of the consolidated financial statements. Areas where management has made significant estimates, assumptions and judgements include the allowance for credit losses, insurance contracts, retirement benefit obligations, financial instruments measured at fair value and the determination of the control of structured entities. Management is also responsible for all other information in the Integrated Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

In support of its responsibility, management maintains financial, management control and information systems and management practices to provide reasonable assurance that the financial information is reliable, that the assets are safeguarded, that the transactions are properly authorized and are in accordance with the relevant legislation, by-laws of the Corporation and Government directives, and that the operations are carried out effectively. We have an internal audit department whose functions include reviewing internal controls and their application, on an ongoing basis.

The Board of Directors is responsible for the management of our business and activities. In particular, it is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control and exercises this responsibility through the Audit Committee of the Board, which is composed of Directors who are not employees of EDC. The Audit Committee meets with management, the internal auditors and with representatives of the Office of the Auditor General of Canada on a regular basis.

Contracts which, in our opinion, involve risks in excess of that which we would normally undertake, may be entered into under the authority of the Minister of International Trade and the Minister of Finance where the Minister of International Trade considers them to be in the national interest. Funds required for such contracts are paid to EDC by the Minister of Finance out of the Consolidated Revenue Fund, and funds recovered are remitted to the Consolidated Revenue Fund, net of amounts withheld to cover related administrative expenses. These transactions, which are known as Canada Account transactions, are shown in Note 24 to our consolidated financial statements, and the responsibility of the Board of Directors for these transactions is limited to the management of the administration thereof by EDC.

The Auditor General of Canada conducts an independent audit, in accordance with Canadian generally accepted auditing standards, and expresses her opinion on the consolidated financial statements. Her report is presented on the following page.

Alison Nankivell	Scott Moore
President and Chief Executive Officer	Executive Vice-President, Chief Financial Officer
and Chief Operating Officer

February 26, 2026

114	EDC 2025 Integrated Annual Report

Office of the Auditor General of Canada	Bureau du vérificateur général du Canada

INDEPENDENT AUDITOR’S REPORT

To the Minister of International Trade

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Export Development Canada and its subsidiaries (the Group), which comprise the consolidated statement of financial position as at 31 December 2025, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at 31 December 2025, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information obtained at the date of this auditor’s report is information included in the Financial Review section in the annual report, but does not include the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed on the other information obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

115	EDC 2025 Integrated Annual Report

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

116	EDC 2025 Integrated Annual Report

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Report on Compliance with Specified Authorities

Opinion

In conjunction with the audit of the consolidated financial statements, we have audited transactions of Export Development Canada and its wholly-owned subsidiaries coming to our notice for compliance with specified authorities. The specified authorities against which compliance was audited are Part X of the Financial Administration Act and regulations, the Export Development Act and regulations, the by-laws of Export Development Canada, the charters and by-laws of its wholly-owned subsidiaries, and the directives issued pursuant to Section 89 of the Financial Administration Act.

In our opinion, the transactions of Export Development Canada and its wholly-owned subsidiaries that came to our notice during the audit of the consolidated financial statements have complied, in all material respects, with the specified authorities referred to above. Further, as required by the Financial Administration Act, we report that, in our opinion, the accounting principles in IFRS Accounting Standards as issued by the IASB have been applied on a basis consistent with that of the preceding year.

Responsibilities of Management for Compliance with Specified Authorities

Management is responsible for Export Development Canada and its wholly-owned subsidiaries’ compliance with the specified authorities named above, and for such internal control as management determines is necessary to enable Export Development Canada and its wholly-owned subsidiaries to comply with the specified authorities.

Auditor’s Responsibilities for the Audit of Compliance with Specified Authorities

Our audit responsibilities include planning and performing procedures to provide an audit opinion and reporting on whether the transactions coming to our notice during the audit of the consolidated financial statements are in compliance with the specified authorities referred to above.

Riowen Yves Abgrall, CPA, CA
Principal for the Auditor General of Canada
Ottawa, Canada 26 February 2026

117	EDC 2025 Integrated Annual Report

Export Development Canada

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at

	$		$		$

(in millions of Canadian dollars)	Notes		Dec. 31, 2025		Dec. 31, 2024

Assets

Cash and cash equivalents				1,667		4,430

Marketable securities		4		7,250		6,841

Derivative instruments		5		2,023		1,804

Loans receivable		6		61,476		59,850

Allowance for losses on loans		6		(1,370)		(1,340)

Investments		7		3,627		3,537

Right-of-use assets				99		110

Retirement benefit assets		9		759		664

Other assets		10		143		250

Total Assets				$ 75,674		$ 76,146

Liabilities and Equity

Accounts payable and other credits		11		225		340

Loan guarantees		6, 20		385		333

Loans payable		12		61,767		60,746

Derivative instruments		5		936		2,612

Lease liabilities				137		147

Allowance for losses on loan commitments		6		40		30

Insurance contract liabilities		8		193		239

Retirement benefit liabilities		9		189		176

Total Liabilities				63,872		64,623

Commitments, contingencies and contractual obligations (Note 19)

Share capital		14		6,046		6,046

Retained earnings				5,756		5,477

Total Equity				11,802		11,523

Total Liabilities and Equity				$ 75,674		$ 76,146

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements were approved for issuance by the Board of Directors on February 26, 2026.

Manjit Sharma	Alison Nankivell
Director	Director

118	EDC 2025 Integrated Annual Report

Export Development Canada

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended December 31

	$		$		$

(in millions of Canadian dollars)	Notes		2025		2024

Financing and Investment Revenue:

Loans				3,564		4,034

Marketable securities and cash equivalents				338		381

Investments				20		23

Total financing and investment revenue				3,922		4,438

Interest expense				2,683		3,180

Financing-related expenses				132		57

Net Financing and Investment Income				1,107		1,201

Net Loan Guarantee Income				108		89

Insurance revenue		16		342		350

Insurance service expenses		16		(145)		(199)

Reinsurance service expenses		16		(55)		(44)

Net Insurance Service Result				142		107

Other (Income) Expense		17		280		(351)

Administrative Expenses		18		597		582

Income before Credit Losses				480		1,166

Provision for Credit Losses		6		302		251

Net Income				178		915

Other comprehensive income:

Retirement benefit plans remeasurement		9		101		226

Comprehensive Income				$ 279		$ 1,141

The accompanying notes are an integral part of these consolidated financial statements.

All items presented in other comprehensive income will not be reclassified to net income in subsequent periods.

119	EDC 2025 Integrated Annual Report

Export Development Canada

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended December 31

	$		$		$

(in millions of Canadian dollars)	Notes		2025		2024

Share Capital

Balance beginning of year				6,046		8,490

Shares repurchased		14		–		2,444

Balance end of year				6,046		6,046

Retained Earnings

Balance beginning of year				5,477		4,336

Net income				178		915

Other comprehensive income:

Retirement benefit plans remeasurement		9		101		226

Balance end of year				5,756		5,477

Total Equity End of Year				$ 11,802		$ 11,523

The accompanying notes are an integral part of these consolidated financial statements.

120	EDC 2025 Integrated Annual Report

Export Development Canada

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended December 31

	$		$

(in millions of Canadian dollars)	2025		2024

Cash Flows from (used in) Operating Activities

Net income		178		915

Adjustments to determine net cash from (used in) operating activities

Provision for (reversal of) credit losses		302		251

Depreciation and amortization		25		26

Net realized (gains) and losses		266		(74)

Changes in assets and liabilities

Change in accrued interest and fees on loans receivable		(13)		30

Change in accrued interest and fair value of marketable securities		(184)		–

Change in accrued interest and fair value of loans payable		740		285

Change in fair value of investments		(333)		94

Change in derivative instruments		(675)		(424)

Other		(13)		28

Loan disbursements		(20,934)		(15,967)

Loan repayments and principal recoveries from loan asset sales		18,358		17,441

Net cash from (used in) operating activities		(2,283)		2,605

Cash Flows from (used in) Investing Activities

Disbursements for investments		(560)		(830)

Receipts from investments		430		503

Purchases of marketable securities		(6,511)		(6,345)

Sales/maturities of marketable securities		5,940		7,049

Purchases of property, plant and equipment		(7)		(5)

Net cash from (used in) investing activities		(708)		372

Cash Flows from (used in) Financing Activities

Issue of long-term loans payable		12,978		19,238

Repayment of long-term loans payable		(11,727)		(11,882)

Issue of short-term loans payable		25,297		22,490

Repayment of short-term loans payable		(25,928)		(28,077)

Disbursements from sale/maturity of derivative instruments		(495)		(123)

Receipts from sale/maturity of derivative instruments		203		108

Repurchase of share capital		–		(2,444)

Net cash from (used in) financing activities		328		(690)

Effect of exchange rate changes on cash and cash equivalents		(100)		193

Net increase (decrease) in cash and cash equivalents		(2,763)		2,480

Cash and cash equivalents

Beginning of year		4,430		1,950

End of year		$ 1,667		$ 4,430

Cash and cash equivalents are comprised of:

Cash		703		393

Cash equivalents		964		4,037

		$ 1,667		$ 4,430

Operating Cash Flows from Interest

Cash paid for interest		$ 2,748		$ 3,052

Cash received for interest		$ 3,680		$ 4,389

The accompanying notes are an integral part of these consolidated financial statements.

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Notes to the Consolidated Financial Statements

1. Corporate Mandate

Export Development Canada (“EDC”, “we” or “our”) was created in 1944 as Canada’s export credit agency (ECA). On October 1, 1969, EDC was established as a Crown corporation by a statute of the Parliament of Canada, the Export Development Act (the “Act”). EDC’s mandate is to support and develop, directly or indirectly, Canada’s export trade, and Canadian capacity to engage in that trade and respond to international business opportunities, as well as to provide development financing and other forms of development support in a manner consistent with Canada’s international development priorities through our wholly-owned subsidiary Development Finance Institute Canada Inc. (FinDev Canada). EDC’s national head office is located at 150 Slater Street, Ottawa, Ontario, Canada.

The Government of Canada is the sole shareholder of EDC.

EDC is named in Part I of Schedule III to the Financial Administration Act (the “FA Act”) and is accountable for its affairs to Parliament through the Minister of International Trade (the “Minister”). The Minister may give us directives if the Minister is of the opinion that it is in the public interest to do so.

EDC was issued, has implemented, and continues to comply with the following directives pursuant to Section 89 of the FA Act:

•

2008 – PC 2008-1598: directing parent Crown corporations involved in commercial lending to give due consideration to the personal integrity of those they lend to or provide benefits to, in accordance with the Federal Government’s policy to improve the accountability and integrity of federal institutions.

•

2015 – PC 2015-1110: together with other federal Crown Corporations, to align our travel, hospitality, conference and event expenditure policies, guidelines and practices with Treasury Board policies, directives and related instruments on travel, hospitality, conference and event expenditures in a manner that is consistent with our legal obligations.

•	2017 – PC 2017-127: to ensure equitable and balanced cost-sharing between employee and employer for pension contributions and set the normal retirement age at 65.

•

2022 – PC 2022-179: to perform any activity in accordance with a letter of arrangement entered into by EDC and the Minister of Finance in respect of a loan to Ukraine by EDC in its capacity as agent of the Minister of Finance pursuant to subsection 8.3(7) of the Bretton Woods and Related Agreements Act and to carry out related activities or any other thing that may be required or advisable to give effect to the directive.

EDC was issued the following directives pursuant to Section 89 of the FA Act, requiring EDC to perform any activity consistent with any authorization obtained from the Minister pursuant to Section 23 of the Act (Canada Account). We have complied with these directives by performing all required activities and will continue to do so:

•

2018 – PC 2018-683: in respect of the project known as the Trans Mountain Pipeline Expansion. The directive also required EDC to do all ancillary or other things that may be advisable or required to give effect to the directive.

•

2020 – PC 2020-206: as part of the response to COVID-19. The directive also required EDC to support and develop domestic business in accordance with paragraph 10(1)(a) of the Act as part of that response and to take any ancillary or other measures that may be advisable or necessary to give effect to the directive.

•	2021 – PC 2021-850: in respect of the Telesat Lightspeed program. The directive also required EDC to do any other thing that may be required or advisable to give effect to the directive.

•

2021 – PC 2021-891: in respect of the Lower Churchill Projects in Newfoundland and Labrador. The directive also required EDC to do any other thing that may be required or advisable to give effect to the directive.

We incorporated Exinvest Inc. as a wholly-owned subsidiary under the Canada Business Corporations Act in 1995.

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In May 2017, for the purposes of creating a Canadian Development Finance Institution, the Government of Canada broadened EDC’s mandate and scope of activity to include providing, directly or indirectly, development financing and other forms of development support in a manner that is consistent with Canada’s international development priorities. Development Finance Institute Canada (DFIC) Inc. was incorporated under the Canada Business Corporations Act in September 2017 as a wholly-owned subsidiary of EDC, and began operations under the trade name FinDev Canada in January 2018.

Our earnings and those of our subsidiaries are not subject to the requirements of the Income Tax Act.

We are subject to a limit imposed by the Act on our contingent liability arrangements. The Act specifies that the limit applies to the principal amount owing under all outstanding arrangements which have the effect of providing, to any person, any insurance, reinsurance, indemnity or guarantee. This limit is currently $90 billion. At the end of December 2025, the amount of these contingent liabilities was $44.4 billion (2024 – $45.9 billion).

We are for all purposes an agent of His Majesty in right of Canada. As a result, all obligations under debt instruments we issue are obligations of Canada. The Act grants us the power and authority to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) our current paid-in capital and (b) our retained earnings determined in accordance with the most recent audited consolidated financial statements. The maximum applicable to December 31, 2025 is $172.8 billion (2024 – $155.7 billion), against which borrowings amounted to $61.8 billion (2024 – $60.7 billion).

2. Material Accounting Policy Information

BASIS OF PRESENTATION

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS Accounting Standards). The material accounting policy information used in the preparation of these consolidated financial statements is summarized on the following pages and conforms in all material respects to IFRS Accounting Standards.

BASIS OF CONSOLIDATION

Our consolidated financial statements include the assets, liabilities, results of operations and cash flows of our wholly-owned subsidiaries and those structured entities consolidated under IFRS 10 – Consolidated Financial Statements. Intercompany transactions and balances have been eliminated.

APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

New Standards, Amendments and Interpretations

No new or amended standards issued by the International Accounting Standards Board (IASB) were adopted for the annual period beginning on January 1, 2025.

Standards, Amendments and Interpretations not yet in effect

The following standards and amendments issued by the IASB have been assessed as having a possible effect on EDC in the future. We are currently assessing the impact of these standards and amendments on our consolidated financial statements:

On April 9, 2024 the IASB issued IFRS 18 – Presentation and Disclosures in Financial Statements which is to replace IAS 1 – Presentation of Financial Statements. The new standard is intended to enhance the comparability and transparency of reporting in the financial statements and will be effective for annual periods beginning on or after January 1, 2027. We are currently assessing the impact of the new standard. While we expect it will affect the presentation of the consolidated financial statements, the full impact cannot yet be reasonably estimated.

On May 30, 2024, the IASB issued amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments. These amendments will be effective for annual periods beginning on or after January 1, 2026 and aim to clarify how financial instruments are classified, measured, and disclosed in relation to environmental, social and governance (ESG) considerations and electronic transactions. While changes to our accounting policies will be necessary, we do not expect the adoption of these amendments to have a material impact on the presentation of the consolidated financial statements.

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USE OF ESTIMATES AND KEY JUDGEMENTS

To prepare our consolidated financial statements in accordance with IFRS Accounting Standards, it is necessary for management to exercise judgement and make use of estimates and assumptions in applying certain accounting policies. We utilize current market data, our own historical experience and other information available to us as at the date of the consolidated financial statements in arriving at our decisions. We have established procedures to ensure that the process for determining our estimates and assumptions is well controlled and occurs in an appropriate and systematic manner.

Uncertainty is inherent in the use of estimates and assumptions and, as a result, actual results may vary significantly from management’s estimates. Uncertainty arises, in part, from the use of historical experience and data at a point in time to establish our assumptions. While this data may be the most reliable basis available on which to base our assumptions, economic events may occur subsequently that render previous assumptions invalid and cause a material change to actual results.

Areas where management has made significant use of estimates and exercised judgement are discussed below.

Estimates

Note 3 – Fair Value of Financial Instruments

The majority of financial instruments are recognized on our Consolidated Statement of Financial Position at their fair value. These financial instruments include marketable securities, derivative instruments, investments and loans payable designated at fair value through profit or loss. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Our financial instruments are categorized into one of three levels based on whether the techniques employed to value the instruments use observable or unobservable market inputs. Financial instruments categorized as Level 1 are valued using quoted market prices, thus minimal estimation is required. Those instruments categorized as Level 2 and 3 require the use of greater estimation and judgement, and level 3 instruments include inputs that are not based on observable market data.

Note 6 – Loans and Allowance for Credit Losses

The allowance for losses on loans, loan commitments and loan guarantees represents management’s best estimate of expected credit losses (ECL). These estimates are reviewed periodically during the year and in detail as at the date of the financial statements.

The purpose of the allowance is to provide an estimate of expected credit losses inherent in the loan portfolio. Estimation is inherent in the assessment of forward-looking probabilities of default, loss severity in the event of default (also referred to as loss given default), review of credit quality and the value of any collateral. Management also considers the impact of forward-looking macroeconomic factors including current and future economic events, industry trends and risk concentrations on the portfolio and the required allowance.

Allowances are established on an individual basis for loans, loan commitments and loan guarantees that management has determined to be impaired and/or for which losses have been incurred. When an obligor is considered impaired, we reduce the carrying value of the loan to its net realizable value. Management is required to make a number of estimates including the timing and amount of future cash flows and the residual values of the underlying collateral.

Note 8 – Insurance Contract Liabilities

The liability for remaining coverage and the liability for incurred claims are based on our estimate of future cash flows under the terms and conditions of our insurance and reinsurance contracts. The actuarial valuation uses simulation techniques and is based on assumptions relevant to the insurance products and is derived in conjunction with our own experience. The actuarial calculation of the fulfilment cash flows uses key management assumptions for frequency of claims, severity of loss, future claim development, administrative expenses, and relevant discount rates.

Note 9 – Retirement Benefit Plans

We maintain two pension plans with defined benefit and defined contribution components, and other post-retirement benefit plans including a retiring allowance plan and life insurance, health and dental care benefits. IFRS Accounting Standards requires that management measure the plans’ defined benefit obligations and annual costs using assumptions that are long-term in nature and reflect our best estimates. We review key assumptions on an annual basis with our actuaries using relevant experience, in conjunction with market related data. The key assumptions include expected rates of compensation increase, discount rates, inflation rate, longevity of plan members, and health care costs.

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Judgements

Note 3 – Fair Value of Financial Instruments

The categorization of our financial instruments into three fair value hierarchy levels requires judgement. Our policy is to recognize transfers into and out of these levels at the date of the event or change in circumstances that caused the transfer. Quantitative disclosure is provided for all transfers among all levels regardless of their significance.

Financial instruments categorized as Level 2 and 3 require significant judgement in the selection of appropriate discount rates, yield curves and other inputs into our models which may not be based on observable market data.

Note 6 – Loans and Allowance for Credit Losses

Management judgement is used in the ECL calculation as it pertains to the application of forward-looking information to support future events and historical behaviour patterns in determining the expected life of a financial instrument. Judgement is also used in assessing significant increase in credit risk as well as the requirement for any post-model adjustments.

Note 8 – Insurance Contract Liabilities

Judgement is used in selecting the severity of loss, future claim development, frequency of claim, discount rate and the confidence level for adverse deviation in the calculation of our insurance contract liabilities.

Note 9 – Retirement Benefit Plans

The management assumption with the greatest potential impact on our defined benefit obligations is the discount rate. Management judgement is used in the determination of the discount rate, which is set by reference to the yield of a portfolio of high-quality fixed income instruments (rated AA or higher), that match the timing of the expected benefit payments.

Note 22 – Structured Entities

A structured entity (SE) is defined as an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. Management exercises judgement in determining whether EDC has control of structured entities. When we have power over an SE and are exposed or have rights to variable returns from our involvement with an SE and have the ability to affect those returns through our power over the SE, we are considered to control the SE and the SE is consolidated within our financial statements. When the criteria for control are not met, SEs are not consolidated.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of cash and short-term highly liquid marketable securities with a term to maturity of 90 days or less from the date of their acquisition, are considered highly liquid, readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. Interest revenue related to our cash equivalents is recorded within marketable securities and cash equivalents revenue in the Consolidated Statement of Comprehensive Income.

MARKETABLE SECURITIES

We hold marketable securities for liquidity purposes. Our marketable securities are held with creditworthy counterparties that must have a minimum credit rating from an external credit rating agency of A- for all transactions.

Marketable securities held directly by EDC are recorded at fair value through profit or loss to reflect our business model for managing these instruments. Purchases and sales of marketable securities are recorded on the trade date and the transaction costs are expensed as incurred. Interest revenue is recorded in marketable securities and cash equivalents revenue and net realized and net unrealized gains and losses on these securities are included in other (income) expenses in the Consolidated Statement of Comprehensive Income.

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LOANS RECEIVABLE

Loans receivable are recorded at fair value upon initial recognition and subsequently measured at amortized cost using the effective interest method. Our loans receivable are held in order to collect contractual cash flows which represent payments of principal, interest and fees. They are derecognized when the rights to receive cash flows have expired or we have transferred substantially all the risks and rewards of ownership. A loan payment is considered past due when the obligor has failed to make the payment by the contractual due date.

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating the interest income over the relevant period in financing and investment revenue in the Consolidated Statement of Comprehensive Income. The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset. When calculating the effective interest rate, we estimate cash flows considering all contractual terms of the financial instrument but do not consider future credit losses. The calculation includes all fees paid or received that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts. Deferred loan revenue, which consists of exposure, administration and other upfront fees, is considered an integral part of the effective interest rate and is amortized over the term of the related loan.

While it is generally our intention to hold performing loan assets until maturity, in some cases the loans are sold prior to maturity for risk mitigation purposes. Gains and losses on the sale of performing loans are included in other (income) expenses. Losses on sales of impaired loans are reported in the provision for (reversal of) credit losses.

LOAN GUARANTEES

In the ordinary course of business we issue loan guarantees to cover non-payment of principal, interest and fees due to financial institutions providing loans to Canadian companies or buyers of Canadian goods and services. Loan guarantees are initially recognized in the consolidated financial statements at fair value in the liability for loan guarantees. Fair value is determined to be the guarantee fee received. Subsequent to initial recognition, our liability is measured at the higher of the unamortized guarantee fees and the allowance calculated that estimates the loss anticipated to be incurred as a result of satisfying our obligation under that guarantee.

Any change in liability relating to the allowance on loan guarantees is recorded in the Consolidated Statement of Comprehensive Income in the provision for (reversal of) credit losses. Guarantee fees, including deferred guarantee fees, are recognized in the Consolidated Statement of Comprehensive Income on a straight-line basis over the life of the guarantee, as performance obligations are satisfied.

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses represents management’s best estimate of expected credit losses and is based on the expected credit loss model.

Financial instruments subject to an impairment assessment include loans held at amortized cost. The allowance for credit losses related to loans receivable is presented in the allowance for losses on loans in the Consolidated Statement of Financial Position.

Off-balance sheet items subject to an impairment assessment include loan commitments and loan guarantees. The allowance for credit losses related to loan commitments is presented in the allowance for losses on loan commitments and the allowance for credit losses related to loan guarantees is included in the liability for loan guarantees in the Consolidated Statement of Financial Position.

Changes in the allowance for credit losses as a result of originations, repayments and maturities, changes in risk parameters, remeasurements and modifications are recorded in the provision for (reversal of) credit losses in the Consolidated Statement of Comprehensive Income.

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Expected Credit Loss (ECL) Impairment Model

The ECL model applies a three-stage approach to measure the allowance for credit losses. At initial recognition financial instruments are placed in Stage 1. ECLs are measured based on the stage assignment of the financial instrument:

•

Stage 1 – Where there has not been a significant increase in credit risk since origination, the allowance recorded is based on the expected credit losses resulting from defaults over the next 12-months;

•	Stage 2 – Where there has been a significant increase in credit risk since origination, the allowance recorded is based on the ECLs over the remaining lifetime of the financial instrument; and

•

Stage 3 – Where a financial instrument is considered impaired, the allowance recorded is based on the ECLs over the remaining lifetime of the instrument and interest revenue is calculated based on the carrying amount of the instrument, net of the loss allowance, rather than on its gross carrying amount.

Impairment and Write-off of Financial Instruments

Under our definition of default on loans receivable and loan commitments, financial instruments are considered to be in default and placed in Stage 3 when they meet one or both of the following criteria which represent observable evidence of impairment:

•	there has been a deterioration in credit risk to the extent that we consider that the obligor is unlikely to pay its credit obligations to us in full; or

•	the obligor is past due more than 90 days on any credit obligation to us, as required under IFRS 9.

If there is reasonable and supportable information that an impairment loss has occurred on an individual loan or loan commitment, the amount of the loss is measured as the difference between the loan’s carrying amount and the present value of any estimated future cash flows discounted at the loan’s original effective interest rate. The carrying value of the loan is reduced through the use of an individual allowance.

Thereafter, interest income on individually impaired loans is recognized based on the reduced carrying value of the loan using the original effective interest rate of the loan.

Impaired loan guarantees are identified by applying the same criteria to the underlying loan that is used to assess the impairment of direct loans carried at amortized cost. When the underlying loan is individually assessed to be impaired, it is probable that a call on the guarantee will be made representing an outflow of economic benefits that would be required to settle our obligation under the guarantee. Should there be a cash outflow related to a call on an impaired guarantee, in most cases we would not consider the associated newly originated loan to be a purchase or origination of a credit impaired asset.

Loans and the related allowance for credit losses are written off, either partially or in full, when all collection methods, including the realization of collateral, have been exhausted and no further prospect of recovery is likely.

Loans are returned to performing status when it is likely that contractual payments will continue pursuant to the terms of the loan.

Measurement of ECLs

The ECL calculation along with the stage assignment considers reasonable and supportable information about past events, current conditions and forecasts of future economic events. The estimation and application of forward-looking information, using both internal and external sources of information, requires significant judgement.

The ECL model is a function of the probability of default (PD), loss given default (LGD), and exposure at default (EAD) of a specific obligor or group of obligors with like characteristics such as country, industry, and entity type, discounted to the reporting date using the effective interest rate, or an approximation thereof. PD is modelled based on current and historic data along with relevant forward-looking macroeconomic factors to estimate the likelihood of default over a given time horizon. LGD is an estimate of the percentage of exposure that will be lost if there is a default on a specific obligor and also incorporates forward-looking macroeconomic factors. EAD is modelled based on cash flow expectations which include contractual terms as well as forward-looking repayment and draw patterns and represents the outstanding exposure at the time of default.

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Forward-Looking Information

ECLs are calculated using forward-looking information determined from reasonable and supportable forecasts of future economic conditions as at the reporting date. The ECL model does not consider every possible scenario but reflects a representative sample of three possible outcomes. The scenarios used are not biased towards extremes, reflect consistency among variables and are probability weighted.

In addition to a baseline macroeconomic outlook, we also produce two alternative outlooks. These alternative forecasts leverage our country risk and industry analysts in our Economics team to identify and vet key upside- and downside-scenario possibilities, considering their impacts and probability of occurrence. The scenarios are reviewed quarterly for ongoing relevance.

The macroeconomic variables considered in the determination of the scenarios have been established to be key drivers of a global macroeconomic outlook and influential to our loan portfolio and include, but are not limited to, gross domestic product, equity indices and unemployment rates. The macroeconomic variables are applied in the ECL model using a scenario conditioned model based on the country, industry, credit rating and entity type. We also assess the extent to which these variables may not reflect recent economic events that may result in credit deterioration. In these cases we will estimate the potential impact on our allowances and apply post-model adjustments to specific industries or other exposure categories that we deem appropriate.

Significant Increase in Credit Risk

At each reporting date, an assessment of whether the credit risk has increased significantly since the initial recognition of the financial instrument is performed. The assessment, which does not use the low credit risk exemption allowed under IFRS 9, requires significant judgements and considers the following factors:

•	a threshold based on a relative change in the probability of default for the remaining expected life of the instrument relative to the corresponding probability of default at origination;

•	qualitative information available as at the reporting date; and

•	days past due.

Any exposure that is 30 days past due is placed in Stage 2. Any exposure that is 90 days past due is considered impaired and placed in Stage 3.

Assets can move in both directions through the stages of the impairment model. If, in a subsequent period, the credit quality improves for an instrument in Stage 2 such that the increase in credit risk since initial recognition is no longer considered significant, the instrument will move to Stage 1 and the loss allowance shall revert to being recognized based on the 12-month expected credit losses.

Modifications

In situations where a borrower experiences financial difficulty, we may grant certain modifications to the terms and conditions of a loan. An assessment is done to determine if the loan should be derecognized. If the modification does not result in derecognition, the date of origination continues to be used to assess significant increase in credit risk. If the modification results in derecognition, a new loan is recognized based on the new contractual terms and is placed in Stage 1. Loans that are credit-impaired upon origination are placed in Stage 3, and the lifetime ECLs are reflected in the initial fair value. In subsequent reporting periods, we recognize only the cumulative changes in the lifetime ECLs since initial recognition as an allowance for credit losses. Changes in ECLs are recognized in the provision for (reversal of) credit losses in the Consolidated Statement of Comprehensive Income.

The Paris Club is an international forum of sovereign creditors, including Canada, who agree to formally reschedule sovereign borrowers’ debt when they are experiencing financial difficulties and are unable to meet their obligations. Sovereign loans that are considered in default by the Paris Club are classified as individually impaired. Consistent with the terms of Paris Club rescheduling agreements, contractual interest maturities for individually impaired sovereign loans are included in gross loans receivable.

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INVESTMENTS

Investments are comprised of direct investments that we hold in private and public companies and investments in private equity and venture capital funds. Purchases and sales of these investments are recorded on a settlement date basis and are measured at fair value. Subsequent changes in fair value and any net realized gains and losses are recorded in other (income) expenses. Transaction costs are expensed as incurred and included within financing-related expenses.

INSURANCE REVENUE

Insurance contracts are those contracts where we have accepted insurance risk by agreeing to compensate the policyholders if they are adversely affected by a specified uncertain future event. Insurance contracts are assessed on their issuance date to determine expected profitability and are then grouped into cohorts based on portfolio, recognition date and the profitability of the contract. Composition of the cohorts is not reassessed at subsequent measurement. The premium allocation approach (PAA) is applicable to the majority of our insurance contracts. Certain insurance contracts within our political risk insurance and international trade guarantee portfolios are accounted for using the General Measurement Model (GMM) and are not disclosed separately as they are not material.

Expected premium receipts on our PAA groups of insurance contracts are recognized into income over the coverage period of each insurance contract group on a straight-line basis. The straight-line method is applied on the basis that this is considered to approximate the expected pattern of release of risk during the coverage period for these groups of contracts.

INSURANCE SERVICE EXPENSES

Insurance service expenses include administrative expenses which are attributable to our insurance contracts, losses and recoveries of losses on onerous contracts, incurred claims and changes to the liabilities for incurred claims.

Administrative expenses attributable to our insurance contracts include acquisition costs, which are expenses incurred on the selling and underwriting of new insurance contracts, as well as policy administration and maintenance expenses. Acquisition expenses are allocated to the insurance contract groups in a systematic and rational method. Due to the short-term nature of the contracts within our credit insurance portfolio, we have elected to recognize acquisition expenses for these insurance contract groups when incurred. For the remaining insurance portfolios, we recognize acquisition expenses over the terms of the contracts in a manner consistent with our recognition of the insurance revenue. Policy administration and maintenance expenses are allocated at the portfolio level and are expensed as incurred.

INSURANCE CONTRACT LIABILITIES

Insurance contract liabilities represent our estimate of future cash flows under the terms and conditions of our insurance contracts and include liabilities for remaining coverage and liabilities for incurred claims.

The PAA is applicable to contracts in our credit insurance portfolio given their coverage periods are one year or less. The PAA is also applied to our financial institutions portfolio and the majority of contracts in our international trade guarantee portfolio as it has been determined that using this simplified method would produce a measurement that would not materially differ from the results under the GMM.

For profitable insurance contract groups under this approach, our liabilities for remaining coverage reflect premiums received less revenue earned. For our financial institutions insurance and international trade guarantee groups, the liabilities for remaining coverage also include acquisition cash flows paid less amounts recognized. For onerous insurance contract groups, a loss component is established on initial recognition which reflects our best estimates of the present value of future cash flows and includes a risk adjustment for non-financial risk. Insurance contract groups are assessed at subsequent measurement to determine changes in expected profitability.

Our liabilities for incurred claims are comprised of incurred claims as well as incurred but not reported claims (IBNR) and are adjusted to reflect the time value of money as well as a risk adjustment for non-financial risk.

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DERIVATIVE INSTRUMENTS

Derivative instruments (derivatives) are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, equities, credit spreads or other financial measures. Derivatives that we may use to manage interest rate risk, foreign exchange risk and credit risk include interest rate swaps, cross currency interest rate swaps, foreign exchange swaps, foreign exchange forwards and credit default swaps. We hold a portfolio of derivatives which we use to manage the foreign exchange risk associated with using our capital to fund our largely U.S. dollar-denominated operations. Derivatives are only contracted with creditworthy counterparties in accordance with policies established by our Global Risk Management Group and approved by our Board of Directors.

We do not apply hedge accounting to our derivatives. Derivatives are accounted for at fair value and are recognized in the Consolidated Statement of Financial Position upon the trade date and are removed from the Consolidated Statement of Financial Position when they expire or are terminated. Derivatives with a positive fair value are reported as derivative instruments within assets, while derivatives with a negative fair value are reported as derivative instruments within liabilities. All interest income and expenses associated with our derivatives are included in marketable securities and cash equivalents revenue or interest expense, while net realized and net unrealized gains and losses are recorded in other (income) expenses.

Long-term currency swaps are considered part of the financing cash flows in the Consolidated Statement of Cash Flows because these swaps are used to manage our funding. We issue debt in a number of currencies for diversification purposes. We then use currency swaps to bring those funds into the currency required to disburse on our loans. All other swaps are included in operating cash flows as they are used to alter the interest rate risk profile of the portfolio.

LOANS PAYABLE

We have designated the majority of our debt, including structured debt, at fair value through profit or loss in order to obtain the same accounting treatment as the related derivatives. In general, these derivatives are transacted to manage interest and foreign exchange rate risk on the related debt. Contractual interest on our debt is recorded in interest expense. Any change in fair value on these instruments is recorded in other (income) expenses.

Our fixed rate bonds which do not have derivatives associated with them are carried at amortized cost with interest recorded in interest expense using the effective interest rate method.

The transaction costs related to our loans payable at amortized cost are capitalized and amortized in interest expense using the effective interest rate method over the life of the instrument.

TRANSLATION OF FOREIGN CURRENCY

All monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars, our functional and presentation currency, at exchange rates prevailing at the end of the year. Income and expenses are translated at either daily or monthly average exchange rates in effect during the year. Exchange gains and losses resulting from the translation of foreign currency balances and transactions are included in other (income) expenses.

Foreign currency non-monetary items are translated at historical rates if measured at historical cost, and at the rate on the date the fair value was determined if measured at fair value.

RETIREMENT BENEFIT PLANS

We maintain two pension plans with defined benefit and defined contribution components, and other post-retirement benefit plans including a retiring allowance plan and life insurance, health and dental care benefits. Defined benefit pensions are only available for employees hired prior to January 1, 2012.

Accrued benefit obligations are actuarially determined using the projected unit credit method, which incorporates management’s best estimate of future salary levels, retirement ages of employees and other actuarial factors.

The defined benefit expense is included in administrative expenses and consists of the actuarially determined retirement benefits for the current year’s service and imputed interest on projected benefit obligations net of interest earned on any plan assets over the average remaining working lives of employees expected to receive benefits under the plans.

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Remeasurement gains and losses arise from the difference between the actual rate of return and the discount rate on plan assets for that period and from changes in actuarial assumptions used to determine the accrued benefit obligation. These gains or losses are recognized in other comprehensive income and are transferred to retained earnings.

The defined contribution expense consists of contributions paid in the period for service rendered and an accrual of unpaid but earned contributions and is included in administrative expenses in the Consolidated Statement of Comprehensive Income.

3. Fair Value of Financial Instruments

Fair value represents our estimation of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As with any estimate, uncertainty is inherent due to the unpredictability of future events. In the case of estimating the fair value of our financial instruments, this uncertainty is magnified due to the large number of assumptions used and the wide range of acceptable valuation techniques. Estimates of fair values are based on market conditions at a certain point in time and may not be reflective of future market conditions. Therefore, the estimates of the fair value of financial instruments outlined do not necessarily reflect the actual values that may occur should the instruments be exchanged in the market.

We have controls and policies in place to ensure that our valuations are appropriate and realistic. In general, the methodologies, models and assumptions used to measure the fair value of our financial assets and liabilities are determined by our Global Risk Management Group, which is not involved in the initiation of the transactions. The models, valuation methodologies, and market-based parameters and inputs that are used are subject to regular review and validation, including a comparison with values from outside agencies. In limited circumstances where the valuation of a financial instrument is not independent from the initiation of the transaction, the resulting valuation is subject to review by a valuation committee. The valuation committee meets periodically. The valuation committee reviews an instrument’s fair value based on their recommended fair value hierarchy categorization before being fully implemented.

We categorize financial instruments on the fair value hierarchy based on whether the inputs to the valuation techniques are observable or unobservable.

•	Level 1 – fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 – fair values are determined using inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 – fair values are determined using inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The assumptions and valuation techniques that we use to estimate fair values are as follows:

CASH EQUIVALENTS

We estimate the fair value of cash equivalents using observable market prices. If such prices are not available, we determine the fair value by discounting future cash flows using an appropriate yield curve. All of our cash equivalents are classified as level 1, $68 million (2024 – $653 million) or level 2, $896 million (2024 – $3,384 million).

LOANS RECEIVABLE

In order to estimate the fair value of our performing loans receivable (including accrued interest and fees receivable net of deferred loan revenue), we separate them into risk pools by credit rating and currency and calculate the net present value of principal and interest cash flows. The discount rates are obtained from yield curves for each risk pool noted above and are specific to the credit risk and term to maturity associated with each principal and interest cash flow.

The fair value of impaired loans is considered to be equal to their carrying value. Once a loan has been assessed as impaired, the carrying value is reduced to reflect the present value of any estimated future cash flows discounted at the loan’s original effective interest rate.

Loans receivable valued using unobservable market inputs, such as yield curves for low credit-rated loans, are categorized as Level 3 in the fair value hierarchy.

131	EDC 2025 Integrated Annual Report

MARKETABLE SECURITIES

We estimate the fair value of marketable securities using observable market prices. If such prices are not available, we determine the fair value by discounting future cash flows using a yield curve that is based on the attributes of the security, current market conventions, collateral held, and other factors.

INVESTMENTS

Our approach to fair value measurement has been developed using International Private Equity and Venture Capital Valuation Guidelines. Depending on the type of direct investment, we estimate fair value using one of the following: market-based methodologies, such as the quoted share price from available market data, price of recent investment, multiples, or industry benchmarks; income-based methodologies such as discounted cash flows; or replacement cost-based methodology such as net assets. Our fund valuations are performed using their most recently published financial information. Using this data, valuations are recommended by investment managers, reviewed by management and approved by an independent valuation committee that is comprised of representatives from our Risk Management Office and Finance groups. The valuation methods are constantly validated and calibrated through discussions with co-investors and market participants, taking into account all known market events.

In the process of assessing the fair value for certain investment instruments, estimates determined in a manner consistent with industry practice are employed in the models which cannot be directly observed in the market. EDC’s unobservable estimates are outlined in the table below:

		$	$

(in millions of Canadian dollars)

Valuation technique	Unobservable input	Range (average)	Fair value at Dec. 31, 2025

Multiples	Multiple (Sales or EBITDA)	0.0 – 12.7 (4.2)	710
	Discount Rate	0% – 75% (32%)

Discounted Cash Flows	Discount Rate	0% – 25% (17%)	14

Transaction price	N/A	N/A	901

Net Asset Value(1)	N/A	N/A	2,002

Total Fair Value			$ 3,627

(in millions of Canadian dollars)

Valuation technique	Unobservable input	Range (average)	Fair value at Dec. 31, 2024

Multiples	Multiple (Sales or EBITDA)	0.0 – 12.6 (4.9)	737
	Discount Rate	0% – 75% (41%)

Discounted Cash Flows	Discount Rate	0% – 25% (11%)	34

Transaction price	N/A	N/A	933

Net Asset Value(1)	N/A	N/A	1,833

Total Fair Value			$ 3,537

(1)	Represents the fair value of fund investments which are determined by third parties.

132	EDC 2025 Integrated Annual Report

LOANS PAYABLE

The fair value of our less complex loans payable is determined using the discounted cash flow method. Forward rates are used to generate floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.

For our more complex loans payable which may include optionality, we estimate fair value using valuation models when independent market prices are not available. Inputs to these models include option volatilities and correlations in addition to interest rate yield curves and foreign exchange rates. All models are reviewed on a three-year rotational basis and are calibrated automatically each time a model is employed in valuing a deal. Changes in fair value are analyzed every month.

When we transact in callable/extendible notes, we hedge them using interest rate and cross currency swaps that includes matching callable/extendible terms. Thus, any slight inaccuracy in the derivation of expected future payments on these notes or their valuation is negated by the opposite valuation and derivation of the expected future payments from the related swap.

DERIVATIVE INSTRUMENTS

Foreign exchange forwards and foreign exchange swaps are valued by discounting the notional amounts using the respective currency’s yield curve and converting the amounts using the spot Canadian dollar exchange rate.

Interest rate and cross currency interest rate swaps are valued using a discounted cash flow method. Forward rates are used to determine floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.

For more complex swaps which may include optionality, including cross currency interest rate swaps, interest rate swaps and non-deliverable forwards, the fair value is determined using models which are developed from recognized valuation techniques, validated and managed in the same manner as our more complex loans payable as described above.

The valuations determined using the methodologies described above are adjusted for the credit risk of the counterparty where appropriate.

LOAN GUARANTEES

We estimate the fair value of loan guarantees as the calculated allowance for losses before taking into account any deferred guarantee fee revenue already received. This represents management’s best estimate of expected credit losses and is based on the expected loss model.

133	EDC 2025 Integrated Annual Report

FAIR VALUE HIERARCHY

The following table presents the fair value hierarchy of our financial instruments:

	$		$		$		$		$		$		$		$		$		$

(in millions of Canadian dollars)	Dec. 31, 2025										Dec. 31, 2024

	Level 1		Level 2		Level 3		Total fair value		Carrying value		Level 1		Level 2		Level 3		Total fair value		Carrying value

Assets

Performing fixed rate loans		–		11,856		680		12,536		13,112		–		11,003		879		11,882		12,704

Performing floating rate loans		–		46,979		756		47,735		46,579		–		45,395		1,071		46,466		45,258

Total performing loans receivable		–		58,835		1,436		60,271		59,691		–		56,398		1,950		58,348		57,962

Impaired loans		–		415		–		415		415		–		548		–		548		548

Loans receivable and accrued interest and fees		–		59,250		1,436		60,686		60,106		–		56,946		1,950		58,896		58,510

Marketable securities(1)		7,205		45		–		7,250		7,250		6,826		15		–		6,841		6,841

Derivative instruments		–		2,023		–		2,023		2,023		–		1,804		–		1,804		1,804

Investments		–		–		3,627		3,627		3,627		–		–		3,537		3,537		3,537

Liabilities

Loans payable		–		61,774		–		61,774		61,767		–		60,752		–		60,752		60,746

Derivative instruments		–		936		–		936		936		–		2,612		–		2,612		2,612

Loan guarantees		–		369		–		369		385		–		307		–		307		333

(1)	Comparative figures of $1,916 million have been reclassified from level 2 to level 1.

The financial instruments included in other assets and accounts payable and other credits are short-term in nature and have a carrying amount that reasonably approximate the fair value.

The following table summarizes the reconciliation of Level 3 fair values during the year for investments:

	$		$

(in millions of Canadian dollars)	2025		2024

Balance beginning of year		3,537		3,012

Net unrealized gains (losses) included in other (income) expenses		(118)		(177)

Purchases of assets/issuances of liabilities		658		851

Return of capital		(363)		(287)

Transfer out of Level 3		–		(1)

Foreign exchange translation		(87)		139

Balance end of year		$ 3,627		$ 3,537

Total gains (losses) for the year included in comprehensive income for instruments held at end of the year		$ 88		$ (38)

Changes in valuation methods may result in transfers into or out of Levels 1, 2 and 3. No transfers occurred in 2025 as a result of changes in valuation methodology (2024 – nil). In 2024, all transfers out of level 3 to level 1 were the result of investments converting instruments to those with quoted prices in active markets.

In 2025, a sensitivity analysis was performed using possible alternative assumptions to recalculate the fair value of our Level 3 financial instruments. The fair value of Level 3 financial instruments is in whole or in part based on unobservable inputs. In preparing financial statements, appropriate levels for these unobservable inputs parameters are chosen so that they are consistent with prevailing market evidence or management judgement.

In order to perform our sensitivity analysis for our Level 3 investments, we adjusted the unobservable inputs. The unobservable inputs used to value our Level 3 investments include one or more of the following: multiple of sales, liquidity discount, multiple of EBITDA and discount rate. When multiple unobservable inputs are shocked, no netting is considered, resulting in the highest favourable or unfavourable change. The results of our analysis on our Level 3 investments as at December 31, 2025 ranged from an unfavourable change of $254 million to a favourable change of $278 million.

134	EDC 2025 Integrated Annual Report

4. Marketable Securities

We maintain liquidity sufficient to meet general operating requirements, to maintain stability in our short-term borrowing program and to provide flexibility in achieving corporate objectives. Consistent with our business model for managing these instruments, they are carried at fair value through profit or loss.

The following table provides a breakdown of our marketable securities issued or guaranteed by:

	$		$

(in millions of Canadian dollars)	Dec. 31, 2025		Dec. 31, 2024

U.S. government		6,360		5,982

Other governments		817		816

Canadian governments		46		15

Financial institutions		27		28

Total marketable securities		$ 7,250		$ 6,841

The following table provides a breakdown of our marketable securities by remaining term to maturity:

	$		$		$		$		$		$		$		$

(in millions of Canadian dollars)	Dec. 31, 2025								Dec. 31, 2024

	Remaining term to maturity								Remaining term to maturity

	Under 1 year		1 to 3 years		Over 3 years		Total		Under 1 year		1 to 3 years		Over 3 years		Total

Short-term instruments		2,419		–		–		2,419		1,931		–		–		1,931

Long-term fixed rate securities		59		2,198		2,574		4,831		67		2,104		2,739		4,910

Total marketable securities		$ 2,478		$ 2,198		$ 2,574		$ 7,250		$ 1,998		$ 2,104		$ 2,739		$ 6,841

5. Derivative Instruments

We use a variety of derivative instruments to manage costs, returns and levels of financial risk associated with our funding, investment and risk management activities.

We currently use, but are not limited to, the following types of instruments:

Interest rate swaps – transactions in which two parties exchange interest flows on a specified notional amount on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest. Notional amounts upon which interest payments/receipts are based are not exchanged.

Cross currency interest rate swaps – transactions in which two parties exchange currencies at inception and at maturity, as well as interest flows on the exchanged amounts on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest.

Foreign exchange swaps – commitments to exchange cash flows in different currencies where there are two exchanges; the first is made at the spot rate at inception and the second at a predetermined rate on a specified date in the future.

Foreign exchange forwards – commitments to exchange cash flows in different currencies, for which the foreign exchange rate is predetermined, at a specified date in the future.

In any transaction there is a potential for loss. This loss potential is represented by (1) credit risk, wherein a counterparty fails to perform an obligation as agreed upon, causing the other party to incur a financial loss, and (2) interest rate risk and foreign exchange risk, where an exposure exists as a result of changes in interest rates or foreign exchange rates.

We manage our exposure to interest rate risk and foreign exchange risk using limits developed in consultation with the Department of Finance and approved by our Board of Directors. Both our internal policies and guidelines (established in our Global Risk Management Group and approved by our Board of Directors) and those set by the Minister of Finance limit our use of derivatives. We do not use derivative instruments for speculative purposes.

135	EDC 2025 Integrated Annual Report

We manage our exposure to derivative counterparty credit risk by contracting only with creditworthy counterparties, establishing International Swaps and Derivatives Association (ISDA) master netting agreements, and in certain cases entering into collateral agreements, via Credit Support Annex with those counterparties. Internal policies and procedures establish credit approvals, controls and monitoring.

Under ISDA master netting agreements, the amounts owing by each counterparty on a single day may be netted into a single payment by currency. We do not use these agreements for daily netting, and accordingly, the ISDA agreements do not meet the criteria for offsetting in the Consolidated Statement of Financial Position. We retain the use of these agreements to allow the right to offset all outstanding derivative instruments upon specific credit events such as the default of one of the parties to the agreement. Upon such events, all transactions under the agreement are terminated, a net termination value is assessed which determines the final amount payable to settle all outstanding transactions.

Collateral agreements provide for the posting of collateral by the counterparty when our exposure to that entity exceeds a certain threshold. Collateral is held by a third party custodian. At the end of 2025, EDC held pledged collateral in its custodian accounts of $1,024 million of various government and agency financial instruments (2024 – $47 million).

All derivative counterparties must have a minimum credit rating of A- and any exception must be approved by the Board of Directors. In 2025, we did not hold any derivatives with counterparties that had a rating below this requirement (2024 – none).

In 2025, we reviewed our contracts for embedded derivatives in non-financial contracts and determined that there were no embedded derivatives (2024 – none).

Notional amounts are not recorded as assets or liabilities on our Consolidated Statement of Financial Position as they only represent the face amount of the contract to which a rate or a price is applied to determine the amount of cash flows to be exchanged.

The remaining term to maturity for the notional amounts of our derivative contracts was as follows:

	$		$		$		$		$		$		$		$

(in millions of Canadian dollars)	Dec. 31, 2025								Dec. 31, 2024

	Remaining term to maturity								Remaining term to maturity

	Under 1 year		1 to 3 years		Over 3 years		Total		Under 1 year		1 to 3 years		Over 3 years		Total

Interest rate swaps		22,204		28,062		27,384		77,650		14,230		25,080		34,223		73,533

Cross currency interest rate swaps		5,793		5,580		12,162		23,535		7,416		4,730		8,260		20,406

Foreign exchange swaps		9,962		–		–		9,962		6,040		–		–		6,040

Foreign exchange forwards		117		–		–		117		11		–		–		11

Total		$ 38,076		$ 33,642		$ 39,546		$ 111,264		$ 27,697		$ 29,810		$ 42,483		$ 99,990

The following table provides the fair values for each category of derivative financial instrument:

	$		$		$		$		$		$

(in millions of Canadian dollars)			Dec. 31, 2025						Dec. 31, 2024

	Positive		Negative		Total		Positive		Negative		Total

Cross currency interest rate swaps		813		409		404		195		1,522		(1,327)

Interest rate swaps		1,179		415		764		1,449		1,055		394

Foreign exchange swaps		31		112		(81)		160		35		125

Total derivative instruments		2,023		936		1,087		1,804		2,612		(808)

Impact of netting agreements		(791)		(791)		–		(1,725)		(1,725)		–

Total		$ 1,232		$ 145		$ 1,087		$ 79		$ 887		$ (808)

136	EDC 2025 Integrated Annual Report

The following table notes the changes in derivative instruments arising from financing and operating activities:

	$		$		$		$		$		$

(in millions of Canadian dollars)			Dec. 31, 2025						Dec. 31, 2024

	Derivatives used for financing activities		Derivatives used for operating activities		Total		Derivatives used for financing activities		Derivatives used for operating activities		Total

Balance beginning of year		(289)		(519)		(808)		(207)		(779)		(986)

Net cash flows		292		313		605		15		(149)		(134)

Non-cash changes

Foreign exchange translation and other		1,028		(156)		872		(340)		46		(294)

Fair value changes		211		31		242		283		344		627

Change in accrued interest		159		17		176		(40)		19		(21)

Balance end of year		$ 1,401		$ (314)		$ 1,087		$ (289)		$ (519)		$ (808)

6. Loans and Allowance for Credit Losses

LOANS RECEIVABLE

The following table presents the various components of loans receivable and the contractual maturity and related contractual effective yields for gross loans receivable. The yields are computed on a weighted average basis by amount and term. Floating rate yields are expressed as spreads over base rates which consist mainly of risk-free rates (RFR) for U.S. and Canadian dollars.

	$		$		$		$		$			$		$		$		$		$

(in millions of Canadian dollars)					Dec. 31, 2025													Dec. 31, 2024

	Floating $		Spread to maturity %		Fixed $		Yield to maturity %		Total $			Floating $		Spread to maturity %		Fixed $		Yield to maturity %		Total $

Performing:

Past due		19		1.97		7		5.34		26	(1)		41		2.34		26		3.88		67	(1)

2025		–		–		–		–		–			5,265		3.14		1,959		5.14		7,224

2026		8,384		2.46		1,100		4.79		9,484			8,902		2.88		1,002		5.84		9,904

2027		7,591		2.13		2,359		4.60		9,950			8,410		2.66		1,898		5.11		10,308

2028		8,599		2.03		1,411		4.21		10,010			7,008		2.63		1,296		5.03		8,304

2029		8,577		2.16		994		5.05		9,571			7,316		2.43		998		5.80		8,314

2030		5,526		2.01		1,532		4.07		7,058			3,002		2.70		1,645		4.56		4,647

2031 – 2035		7,250		2.38		4,120		3.90		11,370			4,908		2.70		2,383		4.09		7,291

2036 and beyond		1,076		1.97		1,554		3.49		2,630			907		1.77		1,493		3.60		2,400

Performing gross loans receivable		47,022		2.18		13,077		3.93		60,099			45,759		2.62		12,700		4.43		58,459

Impaired		693		4.94		589		7.35		1,282	(2)		562		4.44		704		7.83		1,266	(2)

Gross loans receivable		$ 47,715				$ 13,666				$ 61,381			$ 46,321				$ 13,404				$ 59,725

Accrued interest and fees receivable										416											433

Deferred loan revenue and other										(321)											(308)

Loans receivable										$ 61,476											$ 59,850

(1)	$25 million of receivables (2024 – $59 million) were less than one month past due.

(2)	Includes one originated credit-impaired loan of $63 million (2024 – one originated credit-impaired loan of $157 million).

137	EDC 2025 Integrated Annual Report

At the end of 2025, the floating rate performing gross loans receivable yield was 5.81% (2024 – 6.72%) with an average term to reset of 52 days (2024 – 52 days).

Sovereign loans represented 0.9% of total performing gross loans receivable (2024 – 1.2%).

We had country risk concentrations as outlined below:

	$		$	$		$

(in millions of Canadian dollars)			Dec. 31, 2025			Dec. 31, 2024

Country	Performing gross loans receivable		%	Performing gross loans receivable		%

United States		11,989	20		9,871	17

Chile		7,982	13		8,803	15

Canada		7,296	12		6,368	11

United Kingdom		6,477	11		6,217	11

Australia		4,705	8		4,737	8

Germany		2,744	5		2,271	4

India		2,559	4		2,649	5

Brazil		2,041	3		2,252	4

Mexico		1,826	3		1,854	3

Spain		1,164	2		1,353	2

Other		11,316	19		12,084	20

Total		$ 60,099	100		$ 58,459	100

Our most significant single counterparty performing gross loans receivable at the end of 2025 were as follows:

•	Three resources industry obligors totalling $4,338 million (2024 – three obligors totalling $4,570 million), two located in Chile and one located in Mongolia;

•	Three information industry obligors totalling $3,917 million (2024 – two obligors totalling $2,300 million), located in the United States, Germany and India;

•	Two transportation and storage industry obligors totalling $2,368 million (2024 – two obligors totalling $2,433 million), located in the United Kingdom and Canada;

•	Two finance and insurance industry obligors totalling $2,020 million (2024 – one obligor totalling $1,222 million), located in Chile and the United Kingdom; and

•	One manufacturing industry obligor located in Chile totalling $960 million (2024 – one obligor totalling $1,126 million).

The following reflects the movement in gross loans receivable during the year:

	$		$

(in millions of Canadian dollars)	2025		2024

Balance beginning of year		59,725		58,961

Disbursements		20,934		15,967

Principal repayments		(17,828)		(16,550)

Capitalized interest		46		55

Loans written off		(227)		(940)

Principal recoveries from loan asset sales		(530)		(891)

Foreign exchange translation		(739)		3,123

Balance end of year		$ 61,381		$ 59,725

In 2025, we sold $487 million (2024 – $424 million) in performing loans to various counterparties for which we recovered $478 million (2024 – $403 million) and the remaining $9 million (2024 – $21 million) was written off. We also sold $154 million of impaired loans in 2025 for which the recoveries were $52 million and the remaining balance of $102 million was written off (2024 – $1,135 million with $488 million in recoveries and $647 million written off).

During the year, we did not derecognize any impaired loans (2024 – no derecognition of impaired loans).

138	EDC 2025 Integrated Annual Report

INDIVIDUALLY IMPAIRED LOANS RECEIVABLE

The following table shows the carrying amount of loans specifically identified as impaired:

	$		$

(in millions of Canadian dollars)	Dec. 31, 2025		Dec. 31, 2024

Gross loans receivable

Commercial		1,273		1,257

Sovereign		9		9

		1,282		1,266

Less: Deferred loan revenue and other		18		(5)

Individual allowance		849		723

Carrying amount of individually impaired loans		$ 415		$ 548

The following reflects the movement in individually impaired gross loans receivable during the year:

	$		$

(in millions of Canadian dollars)	2025		2024

Balance beginning of year		1,266		1,439

Loans classified as impaired		343		1,657

Disbursements on loans		251		126

Capitalized interest		9		13

Principal repayments		(252)		(287)

Loans written off		(216)		(919)

Principal recoveries from loan sales		(52)		(488)

Loans reinstated to performing(1)		(35)		(393)

Foreign exchange translation		(32)		118

Balance end of year		$ 1,282		$ 1,266

(1)	Includes loans that were made performing following the restructuring of credit agreements.

In 2025, we had $343 million of loans made impaired (2024 – $1,657 million) from 16 commercial borrowers (2024 – one sovereign and 19 commercial borrowers).

During the year, impaired loans to 70 commercial borrowers totalling $216 million of principal (2024 – 64 commercial borrowers totalling $919 million) were written off. These loans were written off after all collection methods had been exhausted and no further prospect of recovery was likely.

In 2025, we had $35 million of loans return to performing status which related to three obligors (2024 – $393 million of loans related to six obligors).

Interest income recognized on impaired loans was $37 million in 2025 (2024 – $50 million).

139	EDC 2025 Integrated Annual Report

EXPOSURE BY CREDIT GRADE

The breakdown of our gross loans receivable, loan commitments and loan guarantees by credit grade was as follows:

	$		$		$	$		$	$		$

(in millions of Canadian dollars)								Dec. 31, 2025			Dec. 31, 2024

	Non-credit-impaired				Credit- impaired

	Stage 1		Stage 2		Stage 3	$		% of total	$		% of total

Gross loans receivable

Investment grade(1)		28,166		3,006	–		31,172	51%		29,412	49%

Non-investment grade		21,793		7,134	–		28,927	47%		28,962	49%

Individually impaired		–		–	1,219		1,219	2%		1,109	2%

Originated credit-impaired		–		–	63		63	–		242	–

Total gross loans receivable		$ 49,959		$ 10,140	$ 1,282		$ 61,381	100%		$ 59,725	100%

Loan commitments

Investment grade(1)		3,037		249	–		3,286	31%		7,698	55%

Non-investment grade		6,486		976	–		7,462	69%		6,404	45%

Individually impaired		–		–	37		37	–		29	–

Total loan commitments		$ 9,523		$ 1,225	$ 37		$ 10,785	100%		$ 14,131	100%

Loan guarantees

Investment grade(1)		212		7	–		219	3%		227	3%

Non-investment grade		6,307		271	–		6,578	92%		6,085	92%

Individually impaired		–		–	367		367	5%		320	5%

Total loan guarantees		$ 6,519		$ 278	$ 367		$ 7,164	100%		$ 6,632	100%

(1)

Investment grade exposure represents obligors with credit ratings of BBB- and above, as determined based on our internal credit risk-rating methodology. Exposures are presented before the effects of any risk-mitigation strategies.

We employ a range of policies to mitigate credit risk on our commercial loans which includes obtaining certain forms of security interest. The principal types of security interest are mortgages on equipment (mainly aircraft and rolling stock) and real estate, assignments or pledges on various business assets such as trade receivables, inventory, property, plant and equipment, equity shares and bank accounts. Other principal forms of credit enhancement include guarantees from counterparties with higher credit ratings that may be related to the borrower, such as a parent company.

As at the end of 2025, 6% of our loans receivable exposure was collateralized mainly by aircraft and rolling stock (2024 – 9%). For our aerospace portfolio, we obtain third party assessments of each aircraft’s value, when available. The estimated value of our aircraft collateral at the end of 2025 was $4,916 million (2024 – $5,568 million) of which $224 million (2024 – $180 million) was for our impaired portfolio. For the remainder of our secured portfolio, we rely on the latest available financial statements of the obligor and/or guarantor to estimate the collateral.

Our concentrations of risk are managed by obligor, country and industry. The maximum gross loans receivable exposure to any one obligor at the end of 2025 was $1,921 million (2024 – $2,013 million). After consideration of unfunded loan participations and loan default insurance, the maximum net exposure to any one obligor was $1,784 million (2024 – $1,869 million).

140	EDC 2025 Integrated Annual Report

ALLOWANCE FOR CREDIT LOSSES

The following table shows the gross and net carrying amount of our loans receivable, loan commitments and loan guarantees:

	$		$		$		$		$		$

(in millions of Canadian dollars)	Dec. 31, 2025						Dec. 31, 2024

	Gross carrying amount		Allowance for losses		Net carrying amount		Gross carrying amount		Allowance for losses		Net carrying amount

Loans receivable		61,381		1,370		60,011		59,725		1,340		58,385

Loan commitments		10,785		40		10,745		14,131		30		14,101

Loan guarantees		7,164		350		6,814		6,632		290		6,342

Total		$ 79,330		$ 1,760		$ 77,570		$ 80,488		$ 1,660		$ 78,828

In the previous year we replaced the model used in the estimation of expected credit losses. The updated model incorporated increased granularity based on country, industry and entity type, as well as an increased number of macroeconomic variables. Additionally, we updated our PD thresholds from two to five categories to better reflect the credit quality of our assets, resulting in reduced sensitivity and volatility of stage changes. The impact of these updates on our allowance model resulted in a $500 million decrease to our allowance for losses in 2024 and represented a change in accounting estimate.

The following tables reconcile the opening and closing allowance for credit losses for the year ended December 31, 2025. Reconciling items include the allowance impact due to the following:

•	The impact of transfers between stages before any corresponding remeasurement of allowance;

•

Remeasurement of allowance as a result of transfers between stages and the impact of any credit risk rating changes, implementation of new models, and changes in model inputs, collateral values and assumptions that did not result in a transfer between stages;

•

New originations during the period, which include newly disbursed loans, signed loan commitments, signed loan guarantees and loan assets that were originated due to recognition following a modification. New loan originations in Stage 3 include new loans which result from cash outflows on impaired guarantees or loan commitments. We do not consider these assets to be originated credit impaired assets;

•	Net disbursements or repayments and maturities, which include loan disbursements and repayments on existing loans, loan commitments and loan guarantees;

•	Model changes, due to the updating of our quantitative model used to estimate expected credit losses including any staging impacts;

•	Write-off of assets deemed uncollectible;

•	Loan assets that were derecognized due to a modification; and

•	Effect of changes in foreign exchange rates.

As of December 31, 2025, if our performing portfolio was measured using Stage 1 ECL, total ECL would be $463 million (2024 – $461 million). If our performing portfolio was measured using Stage 2 ECL, total ECL would be $1,248 million (2024 – $1,278 million).

We forecast three macroeconomic scenarios when calculating the ECL at the reporting date. As of December 31, 2025, the impact of weighting the multiple macroeconomic variable scenarios increased total ECL on our performing portfolio by $105 million relative to the base case scenario (2024 – $93 million).

141	EDC 2025 Integrated Annual Report

Changes to the allowance for losses on loans, loan commitments and loan guarantees for the year ended December 31, 2025 were as follows:

	$		$		$		$

(in millions of Canadian dollars)	Stage 1		Stage 2		Stage 3		2025 Total

Allowance for losses on loans

Balance beginning of year		144		473		723		1,340

Provision for (reversal of) credit losses

Transfer to stage 1		225		(224)		(1)		–

Transfer to stage 2		(75)		83		(8)		–

Transfer to stage 3		–		(38)		38		–

Remeasurements		(162)		145		227		210

New originations		121		33		108		262

Net repayments and maturities		(48)		(151)		(47)		(246)

Total provision for (reversal of) credit losses		61		(152)		317		226

Write-offs		–		–		(168)		(168)

Foreign exchange translation		(4)		(1)		(23)		(28)

Balance end of year		201		320		849		1,370

Stage 3 allowance consists of:

Impairment loss (gain) on originated credit-impaired loan						13

Individual allowance						836

Total stage 3 allowance						849

Allowance for losses on loan commitments

Balance beginning of year		17		5		8		30

Provision for (reversal of) credit losses

Transfer to stage 1		12		(12)		–		–

Transfer to stage 2		(7)		7		–		–

Remeasurements		(10)		19		6		15

New originations		21		2		13		36

Net repayments and maturities		(16)		(14)		(10)		(40)

Total provision for credit losses		–		2		9		11

Foreign exchange translation		–		–		(1)		(1)

Balance end of year		17		7		16		40

Allowance for losses on loan guarantees

Balance beginning of year		49		36		205		290

Provision for (reversal of) credit losses

Transfer to stage 1		72		(67)		(5)		–

Transfer to stage 2		(60)		61		(1)		–

Transfer to stage 3		(1)		(18)		19		–

Remeasurements		25		1		129		155

New originations		31		–		43		74

Net repayments and maturities		(6)		(6)		(152)		(164)

Total provision for (reversal of) credit losses		61		(29)		33		65

Foreign exchange translation		(2)		–		(3)		(5)

Balance end of year		108		7		235		350

Total allowance for losses on loans, loan commitments and loan guarantees		$ 326		$ 334		$1,100		$ 1,760

142	EDC 2025 Integrated Annual Report

Changes to the allowance for losses on loans, loan commitments and loan guarantees for the year ended December 31, 2024 were as follows:

	$		$		$		$

(in millions of Canadian dollars)	Stage 1		Stage 2		Stage 3		2024 Total

Allowance for losses on loans

Balance beginning of year		141		766		813		1,720

Provision for (reversal of) credit losses

Transfer to stage 1		217		(217)		–		–

Transfer to stage 2		(88)		164		(76)		–

Transfer to stage 3		–		(126)		126		–

Remeasurements		(162)		249		687		774

New originations		58		64		47		169

Net repayments and maturities		(38)		(128)		(106)		(272)

Model changes		8		(330)		(17)		(339)

Total provision for (reversal of) credit losses		(5)		(324)		661		332

Write-offs		–		–		(811)		(811)

Foreign exchange translation		8		31		60		99

Balance end of year		144		473		723		1,340

Stage 3 allowance consists of:

Impairment loss on originated credit-impaired loan						(6)

Individual allowance						729

Total stage 3 allowance						723

Allowance for losses on loan commitments

Balance beginning of year		11		86		3		100

Provision for (reversal of) credit losses

Transfer to stage 1		5		(5)		–		–

Transfer to stage 2		(3)		3		–		–

Remeasurements		(12)		(21)		4		(29)

New originations		32		6		9		47

Net repayments and maturities		(13)		(11)		(7)		(31)

Model changes		(4)		(55)		(1)		(60)

Total provision for (reversal of) credit losses		5		(83)		5		(73)

Foreign exchange translation		1		2		–		3

Balance end of year		17		5		8		30

Allowance for losses on loan guarantees

Balance beginning of year		54		97		139		290

Provision for (reversal of) credit losses

Transfer to stage 1		57		(57)		–		–

Transfer to stage 2		(50)		50		–		–

Transfer to stage 3		(1)		(25)		26		–

Remeasurements		(55)		55		94		94

New originations		67		20		40		127

Net repayments and maturities		(12)		(20)		(96)		(128)

Model changes		(14)		(87)		–		(101)

Total provision for (reversal of) credit losses		(8)		(64)		64		(8)

Foreign exchange translation		3		3		2		8

Balance end of year		49		36		205		290

Total allowance for losses on loans, loan commitments and loan guarantees		$ 210		$ 514		$ 936		$ 1,660

143	EDC 2025 Integrated Annual Report

MACROECONOMIC VARIABLES

The following table presents our average forecasted macroeconomic variables over the next year and the remaining forecast period, for the base forecast and upside and downside scenarios. The key macroeconomic variables listed in the chart below have an impact on the forward-looking PD curves for our portfolio.

	$		$			$		$			$		$

	Dec. 31, 2025

	Base Forecast					Upside Scenario					Downside Scenario

		Average value over the next 12 months		Average value over the remaining forecast period	(1)		Average value over the next 12 months		Average value over the remaining forecast period	(1)		Average value over the next 12 months		Average value over the remaining forecast period	(1)

World GDP (% change)		3.1		3.1			5.2		3.4			0.5		3.2

Industrialized Country GDP, YoY%		1.6		1.8			3.6		2.1			(0.8)		1.9

Developing Country GDP, YoY%		4.2		4.0			6.4		4.3			1.4		4.1

Canada GDP, YoY%		1.2		2.1			2.7		2.3			(0.6)		2.1

US GDP, YoY%		2.0		2.3			3.2		2.5			0.6		2.3

China GDP, YoY%		4.3		4.1			6.1		4.4			2.0		4.2

Canada Unemployment Rate, %		6.9		6.0			6.5		5.4			7.4		6.6

US Unemployment Rate, %		4.4		4.2			3.7		3.2			5.1		5.3

Exchange Rate (Period Average), US$ per CAD		0.72		0.76			0.75		0.77			0.68		0.75

West Texas Intermediate, US$ per barrel		57.6		65.4			61.3		72.7			43.1		57.3

	$		$			$		$			$		$

	Dec. 31, 2024

	Base Forecast					Upside Scenario					Downside Scenario

		Average value over the next 12 months		Average value over the remaining forecast period	(1)		Average value over the next 12 months		Average value over the remaining forecast period	(1)		Average value over the next 12 months		Average value over the remaining forecast period	(1)

World GDP (% change)		3.1		3.1			4.6		3.3			0.5		3.2

Industrialized Country GDP, YoY%		1.7		1.9			2.9		2.0			(0.6)		1.9

Developing Country GDP, YoY%		4.2		4.0			5.8		4.2			1.4		4.1

Canada GDP, YoY%		1.8		2.0			3.3		2.2			(0.0)		2.0

US GDP, YoY%		2.2		2.3			3.5		2.5			0.9		2.2

China GDP, YoY%		4.5		3.8			6.4		4.1			2.2		3.9

Canada Unemployment Rate, %		6.7		6.2			6.3		5.5			7.2		6.8

US Unemployment Rate, %		4.4		4.4			4.1		4.2			5.1		5.5

Exchange Rate (Period Average), US$ per CAD		0.70		0.79			0.73		0.79			0.65		0.78

West Texas Intermediate, US$ per barrel		65.8		66.8			68.2		72.6			50.5		59.2

(1)	The remaining forecast period is generally four years.

7. Investments

The following table provides a breakdown of the fair value of our direct and fund investments:

	$		$

(in millions of Canadian dollars)	Dec. 31, 2025		Dec. 31, 2024

Direct investments

Equity interests		1,537		1,523

Loans and debt securities		88		181

		1,625		1,704

Fund investments		2,002		1,833

Total		$ 3,627		$ 3,537

144	EDC 2025 Integrated Annual Report

8. Insurance Contract Liabilities

The following table provides a breakdown of our insurance contract liabilities by portfolio:

	$		$		$		$		$		$		$		$

(in millions of Canadian dollars)		Dec. 31, 2025								Dec. 31, 2024(1)

	Liabilities for remaining coverage								Liabilities for remaining coverage

	Excluding loss component		Loss component		Liabilities for incurred claims		Insurance contract liabilities		Excluding loss component		Loss component		Liabilities for incurred claims		Insurance contract liabilities

International trade guarantees		107		8		(10)		105		106		16		(13)		109

Other insurance(2)		(2)		21		69		88		(8)		34		104		130

Total		$ 105		$ 29		$ 59		$ 193		$ 98		$ 50		$ 91		$ 239

(1)	Comparative figures have been reclassified to conform with current year presentation.

(2)	Includes the credit insurance, financial institutions insurance and political risk insurance portfolios.

Changes to the insurance contract liabilities as at and for the year ended December 31 were as follows:

	$		$		$		$		$

(in millions of Canadian dollars)	2025

	Liabilities for remaining coverage				Liabilities for incurred claims

	Excluding loss component		Loss component		Estimates of present value of future cash flows		Risk adjustment		Total

Balance beginning of year		98		50		76		15		239

Insurance revenue		(342)		–		–		–		(342)

Insurance service expenses(3)		14		(21)		136		(7)		122

Insurance service result		(328)		(21)		136		(7)		(220)

Insurance finance expenses		6		–		(1)		–		5

Total changes in net income		(322)		(21)		135		(7)		(215)

Premiums received		340		–		–		–		340

Claims and other insurance service expenses paid		–		–		(160)		–		(160)

Acquisition cash flows		(11)		–		–		–		(11)

Total cash flows		329		–		(160)		–		169

Balance end of year		$ 105		$ 29		$ 51		$ 8		$ 193

(3)	Insurance acquisition cash flows related to credit insurance were $23 million for the year ended December 31, 2025 (2024 – $28 million) and expensed as incurred.

145	EDC 2025 Integrated Annual Report

	$		$		$		$		$

(in millions of Canadian dollars)	2024

	Liabilities for remaining coverage				Liabilities for incurred claims

		Excluding loss component		Loss component		Estimates of present value of future cash flows (1)		Risk adjustment		Total

Balance beginning of year		106		71		128		13		318

Insurance revenue		(350)		–		–		–		(350)

Insurance service expenses		17		(28)		181		1		171

Insurance service result		(333)		(28)		181		1		(179)

Insurance finance expenses		(6)		7		10		1		12

Total changes in net income		(339)		(21)		191		2		(167)

Premiums received		346		–		–		–		346

Claims and other insurance service expenses paid		–		–		(243)		–		(243)

Acquisition cash flows		(15)		–		–		–		(15)

Total cash flows		331		–		(243)		–		88

Balance end of year		$ 98		$ 50		$ 76		$ 15		$ 239

(1)	Comparative figures have been reclassified to conform with current year presentation.

9. Retirement Benefit Plans

PENSION PLANS

The Registered Pension Plan (RPP) was established on April 24, 2000 as a defined benefit plan (DB) and, effective January 1, 2012, a defined contribution (DC) component was added. The RPP is registered under the Pension Benefits Standards Act (PBSA) with the Office of the Superintendent of Financial Institutions Canada (OSFI). As a registered pension plan as defined under the Income Tax Act (ITA), the RPP is not subject to income taxes for the contributions or investment income.

For employees who joined the plan prior to January 1, 2012, the DB component of the RPP provides a benefit based on age, years of pensionable service and the best consecutive five-year average pensionable earnings. Employee and employer contributions are pooled into a fund and the employer directs the investments. Upon retirement, the benefits are fully indexed to inflation and paid from the fund.

For employees who joined the plan on or after January 1, 2012, the DC component of the RPP provides a benefit that is the accumulation of employee and employer contributions and investment income in the employee’s account. Employees choose to contribute a fixed percentage from 4% up to a maximum of 6% of their pensionable earnings, which is matched by the employer based on the employee’s age and years of eligible service. The contributions are invested as directed by each employee from a selection of available investment options.

When the RPP was established, the Supplementary Retirement Plan (SRP) was also created, in order to supplement benefits for members whose benefits and/or contributions under the RPP are affected by ITA maximums. The SRP increases benefits to the level which would be payable under the RPP if these maximums did not apply. Effective January 1, 2012, a DC component was added to the SRP. The underlying assets of the DB and DC components of the SRP plan are co-mingled and managed by one independent investment manager chosen by EDC. The durations of the RPP and SRP defined benefit plan components’ are 16 and 15 years respectively. The RPP and SRP are collectively referred to as “the Plans”.

146	EDC 2025 Integrated Annual Report

OTHER BENEFIT PLANS

We maintain a closed retiring allowance program (service accumulation ceased July 1, 2013) and provide certain life insurance, health and dental care benefits to retired employees who qualify. These plans are unfunded and EDC contributes the cost of benefits as they are incurred. Costs are accrued based on actuarial calculations. These plans’ durations are 17 years.

PLAN AMENDMENTS DURING THE YEAR

In 2025, there were no material amendments made to the pension plans.

GOVERNANCE STRUCTURE

EDC’s pension plan governance structure is comprised of the Board of Directors, Human Resources Committee of the Board (HRC), the Management Pension Committee (MPC) at the executive level, the Pension Investment Advisory Committee (PIAC) and the DC Pension Advisory Group (DC Advisory Group) at the operational level.

The HRC has oversight responsibilities with respect to pension plan design, amendments, funding, asset mix and investment structure. In addition, the HRC reviews investment policies, goals and performance and seeks and receives assurances from management on pension matters that have been delegated.

The MPC has authority for all decisions about the pension plans that have not been retained by the Board or the HRC. The MPC focuses on key strategic decisions and provides recommendations to the HRC for plan design changes. The MPC approves changes to plan providers, oversees and supports pension activities undertaken by the PIAC and DC Advisory Group. The PIAC monitors funds’ investment performance, meets with the investment managers on a periodic basis and provides recommendations to the MPC. The DC Advisory Group provides input on the DC component of the plan and needs of members.

RISK MITIGATION

The RPP’s and the SRP’s investments are subject to a variety of financial instrument risks that could adversely affect the cash flows, financial position and income of the Plans. The Plans’ financial risk is concentrated in their investment holdings and includes credit risk, liquidity risk and market risk. The exposure to these risks is not considered to be unusual. For the DB component of the RPP, and the comingled DB and DC components of the SRP, Statements of Investment Policies and Procedures (SIPP) prescribe an asset mix policy, require portfolio investment diversification and limit exposure to major asset classes to reduce the level of risk. For the DC component of the RPP, the SIPP describes the investment structure of the offering and the default offering to members. The SIPPs are reviewed at least annually and changes are made if required.

For the DC component of the SRP, employees make their own investment choices for both employee and employer amounts, from a selection of investment options. The returns associated with these choices are tracked in individual notional accounts. The SRP does not invest its assets using the employees’ choices but guarantees that employee asset values will match their tracked account. If necessary, the Corporation will contribute additional funds to align asset values to employee notional balances. No contribution was required in 2025 (2024 – nil).

FUNDING RISK

For the DB component of the RPP, and the comingled DB and DC components of the SRP, funding risk is the risk that the investment asset growth and contribution rates of the pension plans will not be sufficient to cover the pension obligations, resulting in unfunded liabilities. In accordance with regulatory requirements, if any unfunded liabilities exist, special contributions are required over specified future periods to reduce any deficit determined by the actuarial valuation process. The most significant contributors to funding risk are fluctuations in discount rates and returns on assets.

Due to the nature of the plan, there is no funding risk associated with the DC component of the RPP.

Benefits for the other benefit plans are unfunded. Funding risk is the risk that cashflows will be insufficient to cover benefits. To mitigate this risk, we monitor expected benefit payments projected by the actuary.

147	EDC 2025 Integrated Annual Report

OTHER RISKS

DB obligations are subject to measurement uncertainty due to the use of actuarial assumptions such as discount rates, mortality rates, rate of compensation increases as well as withdrawal and retirement rates. The impact of these factors on the DB component of the pension plans and other post-employment benefits can be significant and volatile at times.

The following table presents a reconciliation of the net asset and obligation of the DB component of the pension plans and other post-employment benefit plans, including the present value of the DB retirement benefit obligations and the fair value of plan assets:

	$		$		$		$		$		$		$		$

(in millions of Canadian dollars)	2025								2024

	Registered Pension Plan		Supplementary Retirement Plan		Other benefit plans		Total		Registered Pension Plan		Supplementary Retirement Plan		Other benefit plans		Total

Defined benefit obligations:

Obligation beginning of year		1,271		128		176		1,575		1,239		135		173		1,547

Current service costs		18		1		5		24		19		1		5		25

Interest cost on benefit obligation		61		6		9		76		58		6		8		72

Employee contributions		10		1		–		11		10		1		–		11

Actuarial (gain) loss from:

changes in plan experience		–		1		7		8		(8)		(5)		(2)		(15)

changes in financial assumptions		(26)		(4)		(5)		(35)		(21)		(2)		(4)		(27)

changes in demographic assumptions		–		–		–		–		9		(4)		1		6

Benefits paid		(39)		(4)		(3)		(46)		(35)		(4)		(5)		(44)

Obligation end of year(1)		1,295		129		189		1,613		1,271		128		176		1,575

Fair value of plan assets:

Fair value beginning of year		1,873		190		–		2,063		1,667		168		–		1,835

Interest income on plan assets		88		9		–		97		76		8		–		84

Return (loss) on plan assets, excluding interest income on plan assets		66		8		–		74		173		17		–		190

Employer contributions		–		1		3		4		–		1		5		6

Employee contributions		10		1		–		11		10		1		–		11

DC employer contribution withdrawn from DB surplus(2)		(19)		–		–		(19)		(17)		–		–		(17)

Benefits paid		(39)		(4)		(3)		(46)		(35)		(4)		(5)		(44)

Administrative costs		(1)		–		–		(1)		(1)		(1)		–		(2)

Fair value end of year(1)		1,978		205		–		2,183		1,873		190		–		2,063

Funded status – plan surplus (deficit)(3)		$ 683		$ 76		$ (189)		$ 570		$ 602		$ 62		$ (176)		$ 488

(1)	The asset ceiling test had no impact on the asset or obligation position of the Plans.

(2)	Represents the portion of the RPP DB surplus used to fund the RPP DC employer contributions. Please see the funding and solvency valuation section for background and details.

(3)

In the Consolidated Statement of Financial Position, the RPP and SRP is classified as retirement benefit assets totalling $759 million (2024 – $664 million), and the other benefit plans are classified as retirement benefit liabilities totalling $189 million (2024 – $176 million).

148	EDC 2025 Integrated Annual Report

ASSET MIX

The objective when managing capital of the Plans is to safeguard the ability to continue as a going concern in order to maintain adequate assets to fund future benefit payments. For the DB component of the RPP, investments are made in a diversified portfolio of investments, based on criteria established in the SIPPs which assist in the management of capital and mitigation of risk. Periodically, an Asset-Liability Management (ALM) study is performed to ensure that investment policies are appropriate in terms of risk and return profiles, and to ensure proper positioning to meet long-term funding obligations. The results of the ALM study are reviewed by the PIAC and recommendations, if any, are made to the MPC and the HRC. At December 31, 2025, the asset mix is within the acceptable range permitted by the SIPP.

The following table outlines the target allocation and asset mix of the Plans’ defined benefit component:

	$		$		$		$		$

				Registered Pension Plan				Supplementary Retirement Plan(1)

	2025 Target %		2025%		2024%		2025%		2024%

Cash		–		–		–		40		43

Fixed income		30		30		30		–		–

Equities		65		66		66		60		57

Alternatives		5		4		4		–		–

Total		100		100		100		100		100

(1)	The target is 100% in equity securities, net of cash held in a refundable tax account as prescribed by Canada Revenue Agency (CRA).

FAIR VALUE MEASUREMENTS

All financial instruments of the Plans recognized at fair value in the Consolidated Statement of Financial Position must be classified into fair value hierarchy levels as shown in the table below, based on the extent to which the inputs used to measure the fair value are observable or unobservable as defined in Note 3.

	$		$		$		$		$		$		$		$

(in millions of Canadian dollars)	Dec. 31, 2025								Dec. 31, 2024

	Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3		Total

Fixed income		–		588		–		588		–		554		–		554

Equities		–		1,427		–		1,427		–		1,351		–		1,351

Alternatives		–		–		76		76		–		–		74		74

Other(2)		92		–		–		92		84		–		–		84

Total		$ 92		$ 2,015		$ 76		$ 2,183		$ 84		$ 1,905		$ 74		$ 2,063

(2)	Represents cash and cash held with CRA.

149	EDC 2025 Integrated Annual Report

The pension expenses recognized in the Consolidated Statement of Comprehensive Income, as split in their DB and DC components, were as follows:

	$		$		$		$	$		$		$		$

(in millions of Canadian dollars)							2025							2024

	Registered Pension Plan		Supplementary Retirement Plan		Other benefit plans		Total	Registered Pension Plan		Supplementary Retirement Plan		Other benefit plans		Total

Defined benefit

Current service costs		18		1		5	24		19		1		5	25

Administrative costs		1		–		–	1		1		1		–	2

Service costs		19		1		5	25		20		2		5	27

Interest cost on benefit obligation		61		6		9	76		58		6		8	72

Interest income on plan assets		(88)		(9)		–	(97)		(76)		(8)		–	(84)

Net interest on the defined benefit liability (asset)		(27)		(3)		9	(21)		(18)		(2)		8	(12)

Total defined benefit expense		(8)		(2)		14	4		2		–		13	15

Defined contribution expense		19		1		–	20		17		–		–	17

Total		$ 11		$ (1)		$ 14	$ 24		$ 19		$ –		$ 13	$ 32

KEY ASSUMPTIONS

The following table outlines the key assumptions used in measuring the obligations of the defined benefit components of the Plans:

	$		$		$		$			$		$

Assumptions			Dec. 31, 2025							Dec. 31, 2024

(Weighted average)	Registered Pension Plan		Supplementary Retirement Plan		Other benefit plans		Registered Pension Plan			Supplementary Retirement Plan		Other benefit plans

Defined benefit obligation:

Discount rate		5.0%		5.0%		5.1%		4.7%			4.7%		4.8%

Inflation(1)		2.1%		2.1%		n/a		2.1% in 2025			2.1% in 2025		n/a

								2.0% thereafter			2.0% thereafter

Rate of compensation increase(2)		3.9%		3.9%		4.1%		3.5%			3.5%		4.7%

Benefit plan expense:

Discount rate on projected defined benefit obligation		4.7%		4.7%		4.8%		4.6%			4.6%		4.6%

Inflation		2.1% in 2025		2.1% in 2025		n/a		2.5% in 2024			2.5% in 2024		n/a

		2.0% thereafter		2.0% thereafter				2.1% in 2025			2.1% in 2025

								2.0% thereafter			2.0% thereafter

Rate of compensation increase(2)		3.5%		3.5%		4.7%		3.5%			3.5%		4.7%

Mortality table(3)				CPM2014 Public table				(scale CPM-B	)

Initial medical cost trend rate(4)		–		–		4.0%		–			–		4.0%

Dental care trend(5)		–		–		4.0%		–			–		4.0%

(1)	The inflation rate is not explicitly used for the other benefit plans and is implicitly included in trend rates.

(2)	The rate of compensation increase includes a merit and promotional component which varies by age for each individual employee.

(3)	Size adjustment factors of 0.9 (2024 – 0.9) for the Registered Pension Plan and 0.85 (2024 – 0.85) for the Supplementary Retirement Plan, were applied to the mortality table for both Male and Female.

(4)	Medical cost trend rate remains flat over the years.

(5)	Dental care trend has a flat rate of 3.50% for 3 years, 3.75% for 2 years and 4.00% thereafter.

150	EDC 2025 Integrated Annual Report

Due to the long-term nature of defined benefit plans, the calculation of expenses and obligations depends on various assumptions. These assumptions require significant judgement and have inherent uncertainties that management may not be able to control. The assumptions are determined annually by management, in consultation with our actuaries.

Accounting standards require that the discount rate used to determine the DB obligations be based on market rates for high-quality corporate bonds that match the currency and estimated term of the obligations. Our methodology used to set the discount rate is based on the Canadian Institute of Actuaries’ (CIA) preferred methodology. The standards also require that the interest income on plan assets be computed by applying the discount rate used to measure the plan obligation at the beginning of the year.

Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics in the form of post-retirement mortality tables. Actuarial adjustments to the tables are applied when recommended by the Plans’ actuaries.

REMEASUREMENTS RECOGNIZED IN OTHER COMPREHENSIVE INCOME (OCI)

As a result of applying the previously discussed assumptions on defined benefits, actuarial gains or losses arise from the difference between actual and expected experience and are immediately recognized in OCI. These amounts have been transferred out to retained earnings. As such, there is no accumulated OCI in respect of these amounts.

The table below summarizes the remeasurement recognized in OCI during the year:

	$		$		$		$	$		$		$		$

(in millions of Canadian dollars)							2025							2024

	Registered Pension Plan		Supplementary Retirement Plan		Other benefit plans		Total	Registered Pension Plan		Supplementary Retirement Plan		Other benefit plans		Total

Remeasurement on retirement benefit obligations

Actuarial gain (loss):

plan experience		–		(1)		(7)	(8)		8		5		2	15

demographic assumptions		–		–		–	–		(9)		4		(1)	(6)

financial assumptions		26		4		5	35		21		2		4	27

		26		3		(2)	27		20		11		5	36

Remeasurement on plan assets excluding interest income

Return on plan assets		66		8		–	74		173		17		–	190

Total		$ 92		$ 11		$(2)	$ 101		$ 193		$ 28		$ 5	$ 226

151	EDC 2025 Integrated Annual Report

SENSITIVITY ANALYSIS

The following table outlines the potential impact of changes in certain key assumptions used in measuring the DB obligations. The sensitivity analysis contained in this table is hypothetical and should be used with caution.

(in millions of Canadian dollars)				Dec. 31, 2025

Sensitivity of Assumptions		Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Discount rate

Impact of:	1% increase ($)	(178)	(17)	(28)	(223)

	1% decrease ($)	226	21	36	283

Longevity risk sensitivity

Impact of:	increase of 1 year in life expectancy	29	3	5	37

Rate of compensation increase

Impact of:	1% increase ($)	18	9	1	28

	1% decrease ($)	(19)	(6)	(1)	(26)

Inflation rate assumption(1)

Impact of:	0.25% increase ($)	45	5	n/a	50

	0.25% decrease ($)	(42)	(4)	n/a	(46)

(1)	Inflation rate assumption for the other benefit plans are already factored into the other sensitivities.

A one percentage point increase in assumed health care cost trends would have increased the service and interest cost by $4 million and the obligation by $36 million. Whereas a one percentage point decrease would have decreased the service and interest costs by $3 million and the obligation by $28 million.

TOTAL CONTRIBUTIONS

Total employer contributions for pension, other post-employment and other post-retirement benefits were as follows:

	$		$		$		$	$		$		$		$

(in millions of Canadian dollars)							2025							2024

	Registered Pension Plan		Supplementary Retirement Plan		Other benefit plans		Total	Registered Pension Plan		Supplementary Retirement Plan		Other benefit plans		Total

DB

Regular contributions		–		1		3	4		–		1		5	6

DC

Total defined contribution cash payments		19		1		–	20		17		–		–	17

Total cash payments		$ 19		$ 2		$ 3	$ 24		$ 17		$ 1		$ 5	$ 23

No special contributions were required in 2025 or 2024. We expect to contribute $26 million to the Plans in 2026 which includes $20 million to the RPP DC component of the plan and $6 million for the other benefit plans. No contributions are expected to be paid to the DB component of each plan due to the current funding valuation results. Additional contributions to the SRP will be determined when the actuarial valuation is prepared.

152	EDC 2025 Integrated Annual Report

FUNDING AND SOLVENCY VALUATION

Our appointed actuaries measure the DB obligations for accounting purposes as at December 31 of each year. We fund the DB component of the pension plans in accordance with actuarially determined amounts required to satisfy employee benefit obligations under current federal pension regulations. The most recent funding valuation for the RPP and the SRP was as at December 31, 2024. The next formal valuation for the RPP will be conducted by the Plan’s actuaries in 2028 and will be as at December 31, 2027, or earlier at EDC’s discretion. The next formal valuation for the SRP will be conducted by the Plan’s actuaries in 2026 and will be as at December 31, 2025.

The financial health of a pension plan is measured by actuarial valuations, which are prepared on both a going-concern and a solvency basis. The DB RPP ratios as at December 31, 2024 were 153.9% (2023 – 155.0%) on a going-concern basis and132.7% (2023 – 124.6%) on a solvency basis. Since the RPP surplus exceeds 25% of the going concern funding target and the solvency ratio exceeds 105%, following the filing of the December 31, 2023 RPP valuation report in June 2024, no employer DB contributions are permitted until the wind-up excess has been reduced to less than 5% of the wind-up liabilities. The current RPP DB surplus is being used to fund the RPP DC employer contributions beginning in June 2023. In 2025, the RPP DB surplus contributed $19 million (2024 – $17 million) to the RPP DC plan as employer contributions. The solvency ratio for the SRP as at December 31, 2024 was 114.5% (2023 – 105.9%). Because the SRP’s funded ratio was higher than 100%, no solvency deficit contributions were required in 2025.

10. Other Assets

	$		$

(in millions of Canadian dollars)	Dec. 31, 2025		Dec. 31, 2024

Property, plant and equipment		38		38

Other receivables		34		124

Prepaid expenses		33		28

Reinsurance contract assets		23		37

Intangible assets		15		23

Total		$ 143		$ 250

11. Accounts Payable and Other Credits

	$		$

(in millions of Canadian dollars)	Dec. 31, 2025		Dec. 31, 2024

Employee benefit accruals		89		92

Trade payables and accruals		53		49

Canada Account payable		39		93

Loan security deposits		25		23

Bank overdraft		–		60

Other payables and credits		19		23

Total		$ 225		$ 340

Canada Account payable primarily represents the amount of cash repayments (principal and interest) received by EDC from borrowers on Canada Account loans which were not yet remitted at year-end to the Consolidated Revenue Fund. The costs incurred related to the program are recoverable from Canada Account.

12. Debt Instruments

We issue debt instruments in global capital markets. Short-term payables consist of commercial paper and other short-term debt related instruments that we issue with maturities under one year. Long-term payables represent bonds and other long-term instruments which we issue in U.S. dollars and other currencies with maturities exceeding one year. We use derivative instruments to manage interest rate risk and foreign exchange risk, and also for asset liability management purposes. Refer to Note 5 for further details on our derivative instruments.

EDC is wholly owned by the Government of Canada and our obligations are backed by the full faith and credit of the Government of Canada which holds a AAA credit rating. Therefore, there is no significant change in the value of our debt instruments that can be attributed to changes in our own credit risk.

153	EDC 2025 Integrated Annual Report

LOANS PAYABLE

The components of loans payable (excluding derivatives) were as follows:

	$		$		$	$		$		$

(in millions of Canadian dollars)					Dec. 31, 2025					Dec. 31, 2024

	Designated at fair value through profit or loss		At amortized cost		Total	Designated at fair value through profit or loss		At amortized cost		Total

Short-term payables		6,876		–	6,876		7,802		–	7,802

Long-term payables due within current year		9,948		–	9,948		11,977		–	11,977

over one year(1)		44,750		193	44,943		40,755		212	40,967

Total long-term payables		54,698		193	54,891		52,732		212	52,944

Total		$ 61,574		$ 193	$ 61,767		$ 60,534		$ 212	$ 60,746

(1) Loans payable at amortized cost includes accrued interest of $10 million (2024 – $11 million).

The amount to be paid at maturity on the debt designated at fair value through profit or loss was $60,511 million (2024 – $60,222 million), $1,063 million less than the December 2025 fair value (2024 – $312 million less).

In 2025, there were foreign exchange translation gains of $19 million (2024 – losses of $5 million) on our loans payable designated at amortized cost. The foreign exchange exposure of these loans payable is managed as part of our foreign currency risk management together with all other assets and liabilities. Refer to Note 17 for our consolidated foreign exchange translation (gain) loss.

The following table notes the changes in loans payable arising from financing activities:

	$		$		$	$		$		$

(in millions of Canadian dollars)					2025					2024

	Short-term loans payable		Long-term loans payable		Total	Short-term loans payable		Long-term loans payable		Total

Balance beginning of year		7,802		52,944	60,746		12,690		42,419	55,109

Net cash flows		(631)		1,251	620		(5,587)		7,356	1,769

Non-cash changes

Foreign exchange translation		(263)		(76)	(339)		798		2,786	3,584

Fair value changes		1		738	739		(2)		249	247

Change in accrued interest		(33)		34	1		(97)		134	37

Balance end of year		$ 6,876		$ 54,891	$ 61,767		$ 7,802		$ 52,944	$ 60,746

STRUCTURED NOTES

We hold structured notes as part of our funding program. Structured notes are hybrid securities that combine debt instruments with derivative components. Internal guidelines limit the authorized instruments that may be used in our funding. Currently authorized and held structured notes are limited to callable/extendible notes with a carrying value of $824 million (2024 – $621 million).

We have executed swap contracts to mitigate interest rate risk and foreign exchange risk on these structured borrowings. These contracts ensure that we will receive proceeds from the swap to meet the requirements of settling and servicing the debt obligation. In swapping out of the underlying bond issue, the potential interest rate risk has been converted to credit risk. Credit exposure on derivative instruments is further discussed in Note 5.

154	EDC 2025 Integrated Annual Report

13. Debt Instrument Maturities

We purchase derivatives to fulfill our required portfolio funding profile to provide flexibility in our debt issuances. For example, a fixed rate debt issue can be combined with an interest rate swap to generate floating rate funding instead of issuing a floating rate note. Issuing fixed rate debt as well as floating rate notes provides us with access to a more diversified investor base. The following table shows our resulting net fixed and floating rate debt positions, as well as the maturities and yields of those net positions. Although we measure our swaps and the majority of debt instruments at their fair value in the consolidated financial statements, they are shown below at their notional amounts in order to provide information on cash requirements at maturity of the instruments.

	$		$		$		$		$		$		$		$

(in millions of Canadian dollars)					Dec. 31, 2025								Dec. 31, 2024

Year of maturity	Debt issues		Swap contracts		Net		Yield(1) (%)		Debt issues		Swap contracts		Net		Yield(1) (%)

Fixed rate issues

2025		–		–		–		–		9,899		(9,899)		–		–

2026		8,979		(8,979)		–		–		6,359		(6,359)		–		–

2027		12,354		(12,258)		96		0.55		12,028		(11,939)		89		0.55

2028		10,174		(10,037)		137		4.00		10,053		(9,909)		144		4.00

2029		9,770		(9,586)		184		7.13		9,475		(9,274)		201		7.13

2030		8,913		(7,406)		1,507		4.07		–		–		–		–

2031 to 2035		1,372		(1,372)		–		–		1,438		(1,438)		–		–

2036 and beyond		69		(69)		–		–		72		(72)		–		–

Subtotal		51,631		(49,707)		1,924		4.25		49,324		(48,890)		434		5.33

Floating rate issues

2025		–		–		–				9,661		10,107		19,768

2026		7,691		8,919		16,610				–		6,530		6,530

2027		–		12,236		12,236				–		11,955		11,955

2028		1,372		10,065		11,437				1,438		10,156		11,594

2029		–		9,416		9,416				–		9,422		9,422

2030		–		6,894		6,894				–		–		–

2031 to 2035		–		1,372		1,372				–		1,438		1,438

2036 and beyond		–		69		69				–		72		72

Subtotal		9,063		48,971		58,034		3.09		11,099		49,680		60,779		4.35

Total		$ 60,694		$ (736)		$ 59,958				$ 60,423		$ 790		$ 61,213

(1)	Refers to yield to maturity for fixed rate issues and yield to reset for floating rate issues.

At the end of 2025, the contractual cash flows, including principal and estimated interest (using current contractual rates), related to our debt portfolio were as follows:

	$		$		$		$		$

(in millions of Canadian dollars)							Dec. 31, 2025

	Under 1 year		1 to 3 years		Over 3 to 5 years		Over 5 years		Total

Debt		18,444		26,332		19,646		1,718		66,140

Swap contracts

Receivable		(11,539)		(27,157)		(21,504)		(1,718)		(61,918)

Payable		11,821		27,408		20,798		1,683		61,710

Total		$ 18,726		$ 26,583		$ 18,940		$ 1,683		$ 65,932

Credit exposure and other details of derivative instruments are included as part of Note 5.

155	EDC 2025 Integrated Annual Report

14. Share Capital

EDC’s authorized share capital is $15.0 billion consisting of 150 million shares with a par value of $100 each (2024 – $15.0 billion consisting of 150 million shares). The number of shares issued and fully paid is 60.46 million (2024 – 60.46 million). These shares entitle our shareholder to receive a dividend from time to time.

As agreed to with our shareholder, for 2022 onwards dividends and/or special dividends will be paid by way of a share buyback until such time that our share capital returns to pre-pandemic levels. No shares were repurchased in 2025. In 2024, we repurchased 24.44 million shares at a price of $100 per share for a total of $2.44 billion based on the capital position of our core programs, the Business Credit Availability Program (BCAP) and a targeted Internal Capital Adequacy Assessment Process (ICAAP) ratio.

15. Capital Management

We have a capital management process in place to ensure that we are appropriately capitalized and that our capital position is identified, measured, managed and regularly reported to the Board of Directors. We are not subject to externally imposed capital requirements.

Our primary objective with respect to capital management is to ensure that we have adequate capital to support the evolving needs of Canadian exporters and investors while remaining financially self-sustaining.

We manage our capital through a Board-approved capital management and dividend policy. Under our capital management and dividend policy, we determine whether we have adequate capital by comparing the supply of capital to the demand for capital. The policy also includes an eligible dividend methodology to guide the Board of Directors in determining a potential dividend amount.

We have a capital management framework in place which follows the ICAAP expectations from the Office of the Superintendent of Financial Institutions. Demand for capital, which is calculated by models or approaches that estimate the capital required to cover potential losses consistent with an A solvency level, includes credit, equity investment, insurance, market, operational, pension plan funding and strategic risks. The supply of capital is determined by our consolidated financial statements and consists of paid-in share capital and retained earnings. Our dividend policy compares our supply of capital at year-end to the demand for capital and returns the capital surplus over a planning horizon of five years.

A key principle in our capital management is the establishment of a target solvency standard which determines the level of demand for capital that is required to cover our exposures in exceptional circumstances. This solvency level also aligns our capital adequacy levels to the Government of Canada’s Capital and Dividend Policy Framework for Financial Crown Corporations.

156	EDC 2025 Integrated Annual Report

16. Net Insurance Service Result

Insurance revenue, insurance service expenses and reinsurance service expenses broken down by portfolio were as follows:

	$		$		$		$	$		$		$		$

(in millions of Canadian dollars)							2025							2024(1)

	International trade guarantees		Other insurance(2)		Treaty reinsurance		Total	International trade guarantees		Other insurance(2)		Treaty reinsurance		Total
Insurance revenue		198		144		–	342		194		156		–	350

Insurance service expenses:

Incurred claims and other expenses		(55)		(149)		–	(204)		(76)		(141)		–	(217)

Reversal of losses on onerous contracts		8		13		–	21		6		22		–	28

Acquisition expenses(3)		(13)		(24)		–	(37)		(16)		(29)		–	(45)

Changes to liabilities for incurred claims		(1)		76		–	75		8		27		–	35
Insurance service result		137		60		–	197		116		35		–	151

Reinsurance service expenses		(7)		(10)		(38)	(55)		(7)		(16)		(21)	(44)

Total		$ 130		$ 50		$ (38)	$ 142		$ 109		$ 19		$ (21)	$ 107

(1)	Comparative figures have been reclassified to conform with current year presentation.

(2)	Includes the credit insurance, financial institutions insurance and political risk insurance portfolios.

(3)	Includes $23 million of acquisition expenses related to credit insurance (2024 – $28 million) that were expensed as incurred.

17. Other (Income) Expenses

	$		$

(in millions of Canadian dollars)	2025		2024

Net realized (gains) losses

Investments		290		(76)

Marketable securities(4)		22		21

Sale of loan assets		9		21

Derivatives		(55)		(40)

Other		(13)		–

Total net realized (gains) losses		253		(74)

Net unrealized (gains) losses

Investments		(332)		98

Marketable securities(4)		(165)		(14)

Loans payable		736		243

Derivatives		(206)		(588)

Fair value adjustments on loan disbursements		–		(3)

Total net unrealized (gains) losses		33		(264)

Foreign exchange translation		(6)		(13)

Total		$ 280		$ (351)

(4)	Includes gains and losses related to cash equivalents.

157	EDC 2025 Integrated Annual Report

18. Administrative Expenses

	$		$

(in millions of Canadian dollars)	2025		2024

Salaries and benefits		408		394

Pension benefit expense		10		19

Other post-employment benefits and severance expense		14		13

Systems costs		79		76

Professional services		77		70

Occupancy		29		29

Information services		27		25

Marketing and communications		18		17

Amortization and depreciation		15		16

Travel, hospitality and conferences		11		8

Other		14		15

Total administrative expenses		$ 702		$ 682

Amounts attributed to insurance contracts		(105)		(100)

Total		$ 597		$ 582

Amounts attributed to insurance contracts are included in insurance service results under Note 16 and are therefore excluded from the total administrative expenses. Includes $70 million of salaries and benefits (2024 – $68 million), $14 million of system costs (2024 – $13 million), and $2 million of professional services (2024 – $3 million).

19. Commitments, Contingencies and Contractual Obligations

FINANCING COMMITMENTS

We have three types of financing commitments.

The first type is undisbursed amounts on signed loan agreements totalling $10,785 million (2024 – $14,131 million). These commitments are immediately available to the obligor for drawdown subject to continued adherence to contractual covenants established under the financing agreements.

At December 31, 2025 undisbursed amounts on commercial signed loan agreements with committed fixed rates totalled $7 million with an average estimated spot yield of 9.08% (2024 – $904 million at 1.13%) and agreements with committed floating rate loans totalled $10,778 million with an average spread of 2.41% (2024 – $13,227 million at 2.17%). All yields are computed on a weighted average basis and the spreads over floating interest rates represent the spreads over base rates which consist mainly of risk-free rates (RFR) for U.S. dollars. There were no undisbursed sovereign commitments in 2025 (2024 – nil).

We also have loan and loan guarantee commitments for which terms related to the transaction, such as interest rate type and disbursement schedule, have not yet been determined. This category of commitments includes letters of offer accepted and outstanding for loans of $2,561 million (2024 – $2,295 million) and loan guarantees of $22 million (2024 – $110 million) as well as unallocated unconfirmed lines of credit of $137 million (2024 – $196 million).

The third type of financing commitment relates to undisbursed investment commitments of $1,833 million (2024 – $1,451 million). The majority of these commitments are drawn down over a five-year period, although drawdowns may occur over the life of the fund at the discretion of the fund managers.

LEGAL PROCEEDINGS

We are involved in various legal proceedings in the ordinary course of business. Management does not expect the outcome of any of these proceedings to have a material effect on our consolidated financial position or our results of operations.

158	EDC 2025 Integrated Annual Report

CONTRACTUAL OBLIGATIONS

In the normal course of business, we enter into contracts that give rise to obligations of future minimum payments.

Purchase obligations include those obligations that are legally binding agreements whereby we have agreed to purchase products or services with specific minimum quantities defined as fixed, minimum or variable in price over a specified period of time.

As at December 31, 2025, purchase obligations not otherwise disclosed in the notes to our consolidated financial statements amounted to $416 million (2024 – $438 million).

We have leases for our head office building and other office space. Future contractual commitments related to non-lease components, low value and short-term leases at the end of 2025 were $171 million (2024 – $173 million).

20. Financial Instrument Risks

The principal risks that we are exposed to as a result of holding financial instruments are credit risk, market risk and liquidity risk.

CREDIT RISK

Credit risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. Credit risk may arise from lending and guarantee exposures, counterparty credit defaults, and concentration or portfolio composition. We are exposed to credit risk on financial instruments under both our loans program and our treasury activities. Our objectives, policies and processes for managing credit risk as well as the methods we use to measure this risk are disclosed in the notes related to our derivative instruments and debt instruments, as well as in the green text in management’s discussion and analysis on pages 93 to 94 and pages 100 to 104 of this integrated annual report.

Concentration of credit risk exposure exists when a large counterparty or a number of counterparties operate in the same geographical market or industry and engage in similar activities. Changes in economic or political conditions may affect their ability to meet obligations in a similar manner. We have limits in place to ensure that our exposure is not overly concentrated in any one country, industry or counterparty. Exposure in excess of these limits requires the approval of our Board of Directors.

MARKET RISK

Market risk is the risk of loss due to adverse movements in market prices, interest rates and/or foreign exchange rates. We are exposed to potential negative impacts on the value of financial instruments resulting from adverse movements in interest and foreign exchange rates. We have policies and procedures in place to ensure that interest rate and foreign exchange risks are identified, measured, managed and regularly reported to management and the Board of Directors. Our objectives, policies and processes for managing market risk as well as the methods we use to measure this risk and a sensitivity analysis for our exposure to both interest rate and foreign exchange risk are disclosed in the text and tables highlighted in management’s discussion and analysis on pages 102 and 103 of this integrated annual report.

Market risk may also arise from market events that affect the fair market value of our investments.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to potential adverse impacts on the value of financial instruments resulting from differences in the maturities or repricing dates of assets and liabilities, as well as from embedded optionality in those assets and liabilities.

159	EDC 2025 Integrated Annual Report

Foreign Exchange Risk

Foreign exchange risk is the risk of loss due to changes in spot and forward prices, and/or volatility of currency exchange rates. We are exposed to foreign exchange risk when there is a mismatch between assets and liabilities in any currency.

Fair Market Value Risk

Fair market value risk is the risk of fluctuations in the market value of investments due to changes in market conditions. We are exposed to potential negative impacts on the value of financial instruments resulting from market volatility, economic conditions, and investee company performance.

For disclosure on market value techniques and sensitivity analysis on the fair market value of the investments using unobservable inputs, refer to Note 3 of this integrated annual report.

LIQUIDITY RISK

Liquidity risk is the risk that we would be unable to honour daily cash commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions. We maintain liquidity through a variety of methods such as holding cash, cash equivalents and marketable securities and having access to commercial paper markets.

Our objectives, policies and processes for managing liquidity risk as well as the methods we use to measure this risk are disclosed in the text and tables highlighted in management’s discussion and analysis on page 104 of this integrated annual report.

CONCENTRATIONS OF FINANCIAL INSTRUMENT RISKS

The following table provides a breakdown, by the country in which the risk resides, of the maximum gross exposure to credit risk of financial instruments:

	$		$		$		$		$		$		$		$

(in millions of Canadian dollars)	Gross loans receivable		Loan guarantees		Marketable securities and derivative instruments(1)		Risk transfer				Dec. 31, 2025 Exposure				Dec. 31, 2024 Exposure

Country										$		%		$		%

United States		12,313		335		7,496		261		20,405		26		17,486		22

Canada		7,667		5,102		1,761		146		14,676		18		14,959		19

Chile		7,983		9		–		(274)		7,718		10		8,670		11

United Kingdom		6,477		2		104		682		7,265		9		6,883		9

Australia		4,705		5		338		(220)		4,828		6		5,337		7

Germany		2,756		1		78		41		2,876		4		2,482		3

India		2,567		102		–		(3)		2,666		3		2,718		3

Brazil		2,079		113		–		–		2,192		3		2,394		3

Mexico		1,911		49		–		–		1,960		2		2,024		2

Spain		1,164		43		–		14		1,221		2		1,358		2

Other		11,759		1,403		1,163		(647)		13,678		17		15,121		19

Total		$ 61,381		$ 7,164		$ 10,940		$ –		$ 79,485		100		$ 79,432		100

(1)	Includes cash and cash equivalents.

160	EDC 2025 Integrated Annual Report

The following table provides a breakdown of the concentration of credit risk by industry for our financial instruments:

	$		$		$			$		$		$		$		$

(in millions of Canadian dollars)		Gross loans receivable		Loan guarantees		Marketable securities and derivative instruments	(1)		Risk transfer		Dec. 31, 2025 Exposure				Dec. 31, 2024 Exposure

Industry											$		%		$		%

Commercial:

Utilities		10,932		1,008		–			(188)		11,752		15		11,628		15

Finance and insurance		6,476		113		3,404			1,352		11,345		14		10,643		13

Manufacturing		9,081		2,126		–			–		11,207		14		11,010		14

Transportation and storage		11,182		115		–			(440)		10,857		14		13,090		17

Information		8,248		91		–			(3)		8,336		10		6,589		8

Resources		8,352		267		–			(721)		7,898		10		8,126		10

Wholesale and retail trade		1,993		902		–			–		2,895		4		2,928		4

Commercial properties		1,891		49		–			–		1,940		2		2,194		3

Professional services		831		217		–			–		1,048		1		1,123		1

Construction		853		137		–			–		990		1		562		1

Other		980		2,139		–			–		3,119		5		2,670		3

Total commercial		60,819		7,164		3,404			–		71,387		90		70,563		89

Sovereign		562		–		7,536			–		8,098		10		8,869		11

Total		$ 61,381		$ 7,164		$ 10,940			$ –		$ 79,485		100		$ 79,432		100

(1)	Includes cash and cash equivalents.

LOAN GUARANTEES

We issue loan guarantees to cover non-payment of principal, interest and fees owing to financial institutions providing loans to obligors. Calls on guarantees result in our recognition of a loan asset within our consolidated financial statements and become a direct obligation of the exporter or buyer. At the end of 2025, loan guarantees with performing obligors were $6,797 million of which $111 million were secured (2024 – $6,312 million in performing guarantees of which $109 million were secured). Loan guarantees with impaired obligors were $367 million for 2025 of which none were secured (2024 – $320 million of which none were secured).

Loan guarantees in the Consolidated Statement of Financial Position were comprised as follows:

	$		$

(in millions of Canadian dollars)	Dec. 31, 2025		Dec. 31, 2024

Deferred guarantee fee revenue		35		43

Allowance for losses on loan guarantees		350		290

Total		$ 385		$ 333

Maturity Analysis

The maturity profile of our loan guarantees is summarized as follows:

	$		$

(in millions of Canadian dollars)	Dec. 31, 2025		Dec. 31, 2024

2025		–		5,343

2026		6,408		17

2027		237		641

2028		–		–

2029		126		152

2030		23		5

2031 and beyond		370		474

Total		$ 7,164		$ 6,632

161	EDC 2025 Integrated Annual Report

21. Insurance Risks

The principal risks that we are exposed to as a result of issuing insurance contracts are insurance risk, defined as the risk of loss arising from actual experience differing from assumptions made during the design and pricing of insurance products, and liquidity risk, as described in note 20.

CONCENTRATIONS OF INSURANCE CONTRACT RISKS

We primarily issue insurance to our customers to protect them against non-payment by an obligor and/or other losses. Guarantees and surety bond insurance are typically issued to the counterparties of our customers in order to provide them with recourse should our customers not perform as contracted.

Management identifies concentrations of insurance risk through the review of portfolio data and sensitivity analysis. The impact of changes in relevant risk variables is not material. The total insurance contract liabilities in our Consolidated Statement of Financial Position are considered to represent our exposure to insurance risk.

The largest concentrations of insurance risk by country for our insurance contracts were in Canada, which represented 45% of our total insurance risk (2024 – 46%), and the United States, which represented 29% (2024 – 28%). The remaining risk was spread over 222 countries (2024 – 209).

The major concentrations of insurance risk by industry for our insurance contracts were in the manufacturing industry, which represented 27% of total insurance risk (2024 – 26%), and the finance and insurance industry, which represented 25% (2024 – 29%).

Concentrations of market risk in our insurance business primarily result from large contracts denominated in currencies which differ from our functional currency. Of our total insurance exposure, 70% was denominated in U.S. dollars (2024 – 73% in U.S. dollars).

We use a rating system to assign risk levels to our insurance customers’ obligors. Buyer credit limits for each obligor are then established and approved for specified periods of time. The percentage of outstanding buyer limits in our credit insurance portfolio, based on the internal ratings assigned to the policyholders’ obligors, as well as the equivalent external ratings, were as follows:

	$	$	$	$

			Dec. 31, 2025	Dec. 31, 2024

Internal risk level	Standard & Poor’s	Moody’s	Percentage of outstanding buyer limits	Percentage of outstanding buyer limits

Low	AAA to A-	Aaa to A3	32%	32%

Moderate	BBB+ to BBB-	Baa1 to Baa3	23%	23%

Medium	BB+ to BB	Ba1 to Ba2	16%	18%

High	BB- to B-	Ba3 to B3	23%	21%

Priority watch	CCC+ to D	Caa1 to C	6%	6%

The major concentrations of risk by internal risk rating based on the percentage of total insurance risk for the international trade guarantee solution were as follows:

	Dec. 31, 2025	Dec. 31, 2024

Internal risk level	Percentage of outstanding risk	Percentage of outstanding risk

AA to BBB-	42%	57%

BB+ to B-	55%	41%

CCC+ and below	3%	2%

Total	100%	100%

162	EDC 2025 Integrated Annual Report

The following table provides a maturity analysis of the discounted net cash flows for insurance and reinsurance contracts based on the present value of the future cash flows expected to be paid out in each period. Liabilities for remaining coverage measured under the premium allocation approach have been excluded from this analysis.

	$		$		$		$		$		$		$		$

(in millions of Canadian dollars)		Dec. 31, 2025								Dec. 31, 2024(1)

	Under 1 year		1 to 3 years		Over 3 years		Total		Under 1 year		1 to 3 years		Over 3 years		Total

International trade guarantees		(9)		(1)		–		(10)		(16)		(1)		–		(17)

Other insurance(2)		62		13		1		76		103		12		(1)		114

Insurance contracts		53		12		1		66		87		11		(1)		97

Reinsurance contracts		(1)		(3)		–		(4)		(13)		(5)		(1)		(19)

Total		$ 52		$ 9		$ 1		$ 62		$ 74		$ 6		$(2)		$ 78

(1)	Comparative figures have been reclassified to conform with current year presentation.

(2)	Includes the credit insurance, financial institutions insurance and political risk insurance portfolios.

For the credit insurance portfolio, insurance risk is monitored through review of the claims development. As time passes, the ultimate cost for the claims becomes more certain. The chart below compares actual claims with previous estimates for the credit insurance portfolio:

	$		$		$		$		$		$

(in millions of Canadian dollars)

Accident Year	2021		2022		2023		2024		2025		Total

Estimate of ultimate claims:

At end of accident year		93		76		97		83		88

One year later		54		60		50		66

Two years later		46		88		48

Three years later		50		53

Four years later		51

Estimate of ultimate claims at Dec. 31, 2025		51		53		48		66		88		306

Cumulative claims paid at Dec. 31, 2025(3)		51		54		49		60		23		237

2021–2025 Liabilities for incurred claims at Dec. 31, 2025		–		(1)		(1)		6		65		69

2011–2020 Liabilities for incurred claims at Dec. 31, 2025												(3)

Effect of risk adjustment and discounting												6

Liabilities for incurred claims at Dec. 31, 2025												$ 72

(3)	Includes gross claims paid and claims-related expenses net of direct recoveries.

163	EDC 2025 Integrated Annual Report

22. Structured Entities

A structured entity (SE) is defined as an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. When we have power over an SE and are exposed, or have rights to variable returns from our involvement with an SE and have the ability to affect those returns through our power over the SE, we are considered to have control over the SE and the SE is consolidated within our financial statements. When we do not control the SE, the SE is not consolidated. We do not have any consolidated structured entities in the current or previous year.

In the normal course of business, we sometimes provide financing and, in some cases, guarantees to equity investors via SEs, typically in the transportation industry. As we do not control these entities, they are not consolidated.

The following table summarizes our maximum exposure to loss for transactions structured through SEs as well as the carrying values recognized in the Consolidated Statement of Financial Position of EDC’s interest in these unconsolidated SEs.

	$		$

(in millions of Canadian dollars)	Dec. 31, 2025		Dec. 31, 2024

Structured Entities exposure

Gross loans receivable and loan guarantees		2,078		2,766

Allowance for losses on loans		(123)		(147)

Net loans receivable and loan guarantees		1,955		2,619

Fund investments		2,002		1,833

Maximum exposure in the Consolidated Statement of Financial Position		3,957		4,452

Commitments and guarantees(1)

Commitments

Signed loan agreements		176		–

Fund investments		1,801		1,417

Maximum exposure to commitments and guarantees		1,977		1,417

Maximum exposure to unconsolidated structured entities		$ 5,934		$ 5,869

(1)	Included in commitments and guarantees in Note 19.

We invest in funds which are pooled investment vehicles structured as limited partnerships and financed by the limited partners. These funds invest primarily in private or public companies and are considered to be SEs.

23. Related Party Transactions

We enter into transactions with other government departments, agencies and Crown corporations and our Pension Plans in the normal course of business, under terms and conditions similar to those that apply to unrelated parties. The following disclosure is in addition to the related party disclosure provided elsewhere in these financial statements. All material related party transactions are either disclosed below or in the relevant notes. These transactions were measured at their exchange amounts.

FINDEV CANADA CONCESSIONAL FINANCING

Our subsidiary FinDev Canada has entered into two separate arrangements with Global Affairs Canada (GAC) to administer concessional facilities on their behalf. Under these arrangements, FinDev Canada holds, manages, administers, uses, and invests the funds, with related financial results maintained separately from its operational results. Management has used judgement in determining the accounting for these arrangements. The contributions under these facilities have not been recognized as assets as it has been determined that FinDev Canada does not control the economic resources and does not retain any potential future economic benefits. All balances and transactions under these arrangements are reported back to GAC and are consolidated within the financial statements of the Government of Canada.

164	EDC 2025 Integrated Annual Report

In 2021, FinDev Canada received a $75.9 million concessional facility (CF) from GAC. This CF is an arrangement between GAC and FinDev Canada for the purpose of fulfilling the Government of Canada’s Gender Smart COVID-19 Recovery Facility. The portion of the facility allocated for administrative expenses incurred are recorded within our consolidated financial statements as deferred revenue until earned. At December 31, 2025, deferred revenue of $5 million represented the unrecognized portion of donor contributions from GAC (2024 – $6 million).

In 2025, FinDev Canada received a total of $255 million related to a second concessional facility from the Government of Canada. The CF will eventually result in FinDev Canada receiving a total of $720 million, of which $700 million will be used towards investments and $20 million for technical assistance. The facility is intended to include a range of investments to mobilize additional capital for sustainable development. While FinDev Canada does incur administrative expenses related to the CF, it does not recover any costs associated with services rendered under this facility.

CANADA ACCOUNT ADMINISTRATIVE EXPENSE RECOVERY

As described in Note 24, we enter into certain financial and contingent liability transactions on behalf of the Government of Canada known as “Canada Account” transactions. In 2020, we also began administering Canada Account loans related to the CEBA program as part of Canada’s response to the COVID-19 pandemic. We are compensated for expenses and overhead relating to Canada Account activities. In 2025, the administrative expense recovery related to overhead was $7 million (2024 – $7 million) and was netted against administrative expenses in the Consolidated Statement of Comprehensive Income. During 2025, we incurred $69 million (2024 – $78 million) of recoverable expenses related to administering the CEBA program.

KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel, defined as those having authority and responsibility for planning, directing and controlling the activities of EDC, include the Board of Directors and the Executive Management team.

The remuneration of key management personnel is determined as follows:

•

Chairperson and other independent Directors receive an annual retainer for Board and Committee meetings based on a fee schedule in accordance with Treasury Board Guidelines. Chairs of committees receive a base retainer plus an additional $2,000.

•

Executive Management team and Designated Positions, except for the President and CEO, remuneration is approved by the Human Resources Committee of the Board of Directors, having regard to the performance of individuals and market trends. For total compensation, EDC targets the median of its comparator group, which includes organizations from the finance, insurance, investment and banking industries as well as Crown corporations and other relevant industries.

•

The President and CEO is compensated in accordance with the terms of the Order-in-Council based on recommendations made by the Board of Directors. Base salary for 2024–2025 was within the range of $468,900– $550,600.

Compensation paid or payable to key management personnel during the year, including non-cash benefits subject to income tax, was as follows:

	$		$

(in millions of Canadian dollars)	2025		2024

Salaries and other short-term benefits(1)		9		8

Post-employment benefits(2)		1		1

Total		$ 10		$9

(1)	Includes compensation paid to the Chairperson and other independent Directors, Executive Management team salaries and non-monetary compensation.

(2)	Includes pensions and post-employment life insurance, as applicable.

165	EDC 2025 Integrated Annual Report

24. Canada Account Transactions

Pursuant to the Act, the Minister of International Trade, with the concurrence of the Minister of Finance, may authorize us to undertake certain financial and contingent liability transactions on behalf of the Government of Canada. These transactions and the legislative authorities that underlie them have come to be known collectively as “Canada Account”. Accounts for these transactions are maintained separately from our accounts and are consolidated annually as at March 31 with the consolidated financial statements of the Government of Canada, which are reported upon separately by the Government and audited by the Auditor General of Canada. The assets under the Canada Account, mainly loans receivable and accrued interest and fees, are recorded in accordance with the accounting policies and practices of the Government of Canada and amounted to $ 45.4 billion at the end of December 2025 (2024 – $45.0 billion).

The Act allows the Canada Account to have outstanding loans and commitments to borrowers and arrangements giving rise to contingent liabilities under contracts of insurance and other agreements up to a maximum of $100 billion (2024 – $100 billion). The position against the statutory limit at the end of 2025, determined in accordance with the requirements of the Act, was $47.6 billion (2024 – $51.7 billion).

166	EDC 2025 Integrated Annual Report

Ten-Year Review

Statement of Financial Position

as at December 31

	$		$		$		$		$

(in millions of Canadian dollars)	2025		2024		2023		2022		2021

Gross loans receivable		61,381		59,725		58,961		54,193		48,437

Accrued interest and fees receivable		416		433		449		312		156

Deferred loan revenue and other credits		(321)		(308)		(369)		(323)		(248)

Allowance for losses on loans		(1,370)		(1,340)		(1,720)		(1,630)		(1,760)

Net loans receivable		60,106		58,510		57,321		52,552		46,585

Assets held for sale

Investments		3,627		3,537		3,089		2,771		2,707

Cash, cash equivalents and marketable securities		8,917		11,271		8,956		9,814		9,289

Reinsurance contract assets(1)		23		37		65		60		110

Property, plant and equipment		38		38		41		40		44

Intangible assets		15		23		31		46		63

Other assets		2,948		2,730		2,011		2,446		1,817

Total Assets		$ 75,674		$ 76,146		$ 71,514		$ 67,729		$ 60,615

Loans payable		61,767		60,746		55,109		50,568		43,525

Other liabilities		1,487		3,275		2,827		4,176		1,572

Allowance for losses on loan commitments		40		30		100		10		20

Insurance contract liabilities(1)		193		239		318		350		670

Loan guarantees		385		333		334		234		188

Total Liabilities		63,872		64,623		58,688		55,338		45,975

Share capital		6,046		6,046		8,490		8,490		12,300

Retained earnings		5,756		5,477		4,336		3,901		2,340

Equity		11,802		11,523		12,826		12,391		14,640

Total Liabilities and Equity		$ 75,674		$ 76,146		$ 71,514		$ 67,729		$ 60,615

(1)	2025 to 2022 amounts have been prepared in accordance with IFRS 17. Prior year amounts have not been restated and are prepared in accordance with IFRS 4.

167	EDC 2025 Integrated Annual Report

Statement of Financial Position

as at December 31

	$		$		$		$		$

(in millions of Canadian dollars)	2020		2019		2018		2017		2016

Gross loans receivable		54,772		51,601		54,609		51,199		55,375

Accrued interest and fees receivable		188		242		272		241		236

Deferred loan revenue and other credits		(238)		(278)		(315)		(313)		(361)

Allowance for losses on loans		(2,630)		(930)		(820)		(1,363)		(1,552)

Net loans receivable		52,092		50,635		53,746		49,764		53,698

Assets held for sale

Investments		2,032		1,627		1,342		1,124		1,005

Cash, cash equivalents and marketable securities		10,745		10,930		13,289		8,214		7,389

Reinsurance contract assets(1)		150		120		150		103		116

Property, plant and equipment		40		43		50		54		55

Intangible assets		84		108		110		106		92

Other assets		2,554		1,109		693		755		769

Total Assets		$ 67,697		$ 64,572		$ 69,380		$ 60,120		$ 63,124

Loans payable		45,020		52,404		55,448		47,114		49,101

Other liabilities		2,217		1,755		2,519		2,152		3,359

Allowance for losses on loan commitments		50		10		20		14		78

Insurance contract liabilities(1)		820		500		890		608		656

Loan guarantees		300		147		158		192		167

Total Liabilities		48,407		54,816		59,035		50,080		53,361

Share capital		12,300		1,333		1,333		1,333		1,333

Retained earnings		6,990		8,423		9,012		8,707		8,430

Equity		19,290		9,756		10,345		10,040		9,763

Total Liabilities and Equity		$ 67,697		$ 64,572		$ 69,380		$ 60,120		$ 63,124

(1) 2025 to 2022 amounts have been prepared in accordance with IFRS 17. Prior year amounts have not been restated and are prepared in accordance with IFRS 4.

168	EDC 2025 Integrated Annual Report

Statement of Comprehensive Income

for the year ended December 31

	$		$		$		$		$

(in millions of Canadian dollars)	2025		2024		2023		2022		2021

Financing and investment revenue:

Loan		3,564		4,034		3,707		1,931		1,462

Finance lease		–		–		–		–		–

Marketable securities and cash equivalents		338		381		399		175		82

Investments		20		23		25		26		16

Total financing and investment revenue		3,922		4,438		4,131		2,132		1,560

Interest expense		2,683		3,180		2,878		973		324

Leasing and financing-related expenses		132		57		41		32		25

Net Financing and Investment Income		1,107		1,201		1,212		1,127		1,211

Net Loan Guarantee Income		108		89		78		73		97

Insurance revenue(1)		342		350		331		290		285

Insurance service expenses(1)		(145)		(199)		(242)		(100)		–

Reinsurance service expenses(1)		(55)		(44)		(21)		(45)		(33)

Net Insurance Service Result		142		107		68		145		252

Other (Income) Expenses		280		(351)		10		(460)		(741)

Administrative Expenses		597		582		577		533		619

Income before Credit Losses and Claims-Related Expenses		480		1,166		771		1,272		1,682

Provision for (Reversal of) Credit Losses		302		251		321		69		(554)

Net Claims-Related Expenses (Recovery)(1)		–		–		–		–		(51)

Net Income (Loss)		178		915		450		1,203		2,287

Other comprehensive income (loss)		101		226		(15)		167		343

Comprehensive Income (Loss)		$ 279		$ 1,141		$ 435		$ 1,370		$ 2,630

(1)	2025 to 2022 amounts have been prepared in accordance with IFRS 17. Prior year amounts have not been restated and are prepared in accordance with IFRS 4.

169	EDC 2025 Integrated Annual Report

Statement of Comprehensive Income

for the year ended December 31

	$		$		$		$		$

(in millions of Canadian dollars)	2020		2019		2018		2017		2016

Financing and investment revenue:

Loan		1,830		2,295		2,207		1,915		1,720

Finance lease		–		–		–		–		1

Marketable securities and cash equivalents		165		255		257		93		73

Investments		14		7		9		9		9

Total financing and investment revenue		2,009		2,557		2,473		2,017		1,803

Interest expense		760		1,307		1,219		715		450

Leasing and financing-related expenses		26		31		33		45		37

Net Financing and Investment Income		1,223		1,219		1,221		1,257		1,316

Net Loan Guarantee Income		55		55		48		43		40

Insurance revenue(1)		265		243		243		239		229

Insurance service expenses(1)		–		–		–		–		–

Reinsurance service expenses(1)		(35)		(41)		(39)		(39)		(37)

Net Insurance Service Result		230		202		204		200		192

Other (Income) Expenses		(195)		110		(98)		34		76

Administrative Expenses		556		538		497		431		385

Income before Credit Losses and Claims-Related Expenses		1,147		828		1,074		1,035		1,087

Provision for (Reversal of) Credit Losses		2,083		240		(11)		(119)		(31)

Net Claims-Related Expenses (Recovery)(1)		416		126		255		157		46

Net Income (Loss)		(1,352)		462		830		997		1,072

Other comprehensive income (loss)		(81)		(40)		44		66		26

Comprehensive Income (Loss)		$ (1,433)		$ 422		$ 874		$ 1,063		$ 1,098

(1) 2025 to 2022 amounts have been prepared in accordance with IFRS 17. Prior year amounts have not been restated and are prepared in accordance with IFRS 4.

170	EDC 2025 Integrated Annual Report

Corporate Account

Financial Arrangements Facilitated

	$		$		$		$		$

(in millions of Canadian dollars)	2025		2024		2023		2022		2021

Financing

Direct financing		21,940		19,284		26,458		24,586		18,285

Guarantees		3,874		3,778		4,422		3,401		3,707

		25,814		23,062		30,880		27,987		21,992

FinDev Canada business facilitated		1,137		707		331		207		361

Total		26,951		23,769		31,211		28,194		22,353

Insurance

International trade guarantee(1)		12,936		12,849		13,175		11,386		10,381

Other insurance(2)		96,293		88,258		87,315		94,026		78,628

Total		109,229		101,107		100,490		105,412		89,009

Financial and Other Data

Financing (in millions of Canadian dollars)

Value of gross loans receivable		61,381		59,725		58,961		54,193		48,437

Value of investments		3,627		3,537		3,089		2,771		2,707

Value of undisbursed loans		10,785		14,131		11,644		11,345		10,526

Value of undisbursed investments		1,833		1,451		1,122		1,043		884

Value of loan disbursements		20,934		15,967		21,059		20,227		16,196

Value of disbursements for investments		560		830		598		736		413

Value of liability on loan guarantees		6,131		5,311		4,676		4,324		4,010

Undisbursed amounts on loan guarantees		1,033		1,321		962		94		389

Amounts available for allocation under unallocated unconfirmed LOC		137		196		132		98		133

Loan amounts rescheduled		–		–		2		7		65

Loan amounts written off		227		940		65		183		93

Number of current lines of credit and protocols		6		7		7		6		6

Insurance (in millions of Canadian dollars)

Value of liability on insurance and guarantees		37,247		39,290		34,862		32,665		28,579

Value of claims paid		139		194		205		77		54

Value of claims recovered		69		45		36		44		18

Value of claims outstanding at end of year		759		791		938		901		946

Value of claims under consideration at end of year		25		38		115		125		112

Number of policies issued		6,114		6,128		6,337		6,919		6,984

Number of active insurance policies and guarantees		8,618		8,613		8,559		8,643		8,970

(1)	The 2024 comparative amount has been restated.

(2)	Includes the credit insurance and financial institutions insurance portfolios for all years; includes the political risk insurance portfolio for 2016 to 2023.

171	EDC 2025 Integrated Annual Report

Corporate Account

Financial Arrangements Facilitated

	$		$		$		$		$

(in millions of Canadian dollars)	2020		2019		2018		2017		2016

Financing

Direct financing		18,143		25,008		27,109		26,756		26,587

Guarantees		3,247		2,078		2,053		1,601		1,483

		21,390		27,086		29,162		28,357		28,070

FinDev Canada business facilitated		144		85		39		–		–

Total		21,534		27,171		29,201		28,357		28,070

Insurance

International trade guarantee(1)		11,701		8,612		10,204		8,795		8,098

Other insurance(2)		69,257		66,891		65,252		66,583		65,873

Total		80,958		75,503		75,456		75,378		73,971

Financial and Other Data

Financing (in millions of Canadian dollars)

Value of gross loans receivable		54,772		51,601		54,609		51,199		55,375

Value of investments		2,032		1,627		1,342		1,124		1,005

Value of undisbursed loans		15,706		17,965		20,778		20,784		19,147

Value of undisbursed investments		770		839		736		785		914

Value of loan disbursements		25,345		21,692		31,240		27,625		22,709

Value of disbursements for investments		387		311		268		270		237

Value of liability on loan guarantees		4,016		2,972		2,993		2,473		2,411

Undisbursed amounts on loan guarantees		157		580		281		143		103

Amounts available for allocation under unallocated unconfirmed LOC		159		158		121		112		181

Loan amounts rescheduled		–		–		–		–		24

Loan amounts written off		94		105		119		43		193

Number of current lines of credit and protocols		6		7		8		12		13

Insurance (in millions of Canadian dollars)

Value of liability on insurance and guarantees		28,987		23,690		23,930		21,648		22,693

Value of claims paid		164		465		74		201		110

Value of claims recovered		27		18		56		44		23

Value of claims outstanding at end of year		971		892		772		791		732

Value of claims under consideration at end of year		105		8		319		310		305

Number of policies issued		7,912		6,744		7,980		6,750		6,490

Number of active insurance policies and guarantees		8,627		7,574		7,776		7,318		7,302

(1)	The 2024 comparative amount has been restated.

(2)	Includes the credit insurance and financial institutions insurance portfolios for all years; includes the political risk insurance portfolio for 2016 to 2023.

172	EDC 2025 Integrated Annual Report

Canada Account

Financial Arrangements Facilitated

	$		$		$		$		$

(in millions of Canadian dollars)	2025		2024		2023		2022		2021

Financing

Canada Emergency Business Account		–		–		–		–		2,400

Direct financing		–		60,640		18,669		29,170		–

Subtotal		–		60,640		18,669		29,170		2,400

Insurance

Credit insurance		–		–		–		–		–

Total		–		60,640		18,669		29,170		2,400

Financial and Other Data

Financing (in millions of Canadian dollars)

Value of total loans and notes receivable		44,423		44,563		48,496		57,776		62,081

Value of undisbursed loans		3,175		6,495		3,590		4,425		3,031

Value of loan disbursements (net of guarantees)		–		18,325		250		2,736		15,875

Value of liability on loan guarantees		–		74		16,159		4,850		11

Undisbursed amounts on loan guarantees		–		526		2,341		5,150		–

Loan amounts rescheduled		–		–		–		2		4

Number of transactions financed		–		8		4		4		–

Insurance (in millions of Canadian dollars)

Value of liability on insurance and guarantees		–		–		–		–		–

Value of claims outstanding at end of year		–		–		–		–		–

Number of policies issued		–		–		–		–		–

Number of active insurance policies and guarantees		–		–		–		–		–

173	EDC 2025 Integrated Annual Report

Canada Account

Financial Arrangements Facilitated

	$			$			$		$		$

(in millions of Canadian dollars)	2020			2019			2018		2017		2016

Financing

Canada Emergency Business Account		55,022			–			–		–		–

Direct financing		17,308	(1)		9,370	(1)		8,000		–		–

Subtotal		72,330			9,370			8,000		–		–

Insurance

Credit insurance		–			28			15		36		28

Total		72,330			9,398			8,015		36		28

Financial and Other Data

Financing (in millions of Canadian dollars)

Value of total loans and notes receivable		48,843			7,767			6,593		2,586		2,998

Value of undisbursed loans		8,236			1,734			1,210		–		–

Value of loan disbursements (net of guarantees)		41,438			1,931			5,290		–		–

Value of liability on loan guarantees		33			55			76		98		121

Undisbursed amounts on loan guarantees		–			–			–		–		–

Loan amounts rescheduled		–			–			–		–		–

Number of transactions financed		5			4			1		–		–

Insurance (in millions of Canadian dollars)

Value of liability on insurance and guarantees		–			–			–		5		3

Value of claims outstanding at end of year		–			–			–		–		–

Number of policies issued		–			–			–		–		–

Number of active insurance policies and guarantees		–			–			1		1		1

(1)	Includes renewal activity considered new signings.

174	EDC 2025 Integrated Annual Report

Glossary of Financial Terms

Actuarial Gains or Losses – Changes in the value of the defined benefit obligation and the plan assets due to differences between actuarial assumptions and what has actually occurred and due to changes in actuarial assumptions.

Actuarial Valuation (re: Pension Benefit Plans) – An assessment of the financial status of a benefit plan performed by an independent actuary. It includes the valuation of any plan assets and the defined benefit obligation using estimates of future events that will affect the costs and obligation for employee benefits plans.

Amortized Cost – The amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability.

Basis Point – One one-hundredth of a percentage point.

Capital Adequacy – A measurement of the amount of capital required to cover the credit, market, operational, pension and business/strategic risks we have undertaken compared to the existing capital base.

Co-insurance – Leveraging another insurer’s capacity by jointly sharing the risk of the original insurance policy.

Contingent Liability – Potential debt which arises from past events and may become an actual obligation if certain events occur or fail to occur.

Credit Risk – The risk of loss incurred if a counterparty fails to meet its financial commitments.

Cross Currency Interest Rate Swaps – Transactions in which two parties exchange currencies at inception and at maturity, as well as interest flows on the exchanged amounts on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest.

Defined Benefit Obligation – The actuarial present value, without deducting any plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and prior periods.

Derivative Instruments – Financial contracts that derive their value from changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities, market indexes or other financial measures. Such instruments include futures, interest rate, foreign exchange, equity, commodity and credit default swaps.

Effective Interest Rate – The rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.

Exposure at Default – Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.

Facultative Reinsurance – Reinsurance provided on a transactional basis.

Foreign Exchange Forwards – Commitments to exchange cash flows in different currencies, for which the foreign exchange rate is predetermined, at a specified date in the future.

Foreign Exchange Risk – The risk of loss or harm due to changes in spot and forward prices, and/or volatility of currency exchange rates.

Foreign Exchange Swaps – Commitments to exchange cash flows in different currencies where there are two exchanges; the first is made at the spot rate at inception and the second at a predetermined rate on a specified date in the future.

Gross Loans Receivable – Principal amounts outstanding under existing loan agreements.

Hedge – A risk management practice used to manage interest rate or foreign exchange exposures arising from the normal course of business operations.

Individually Impaired Loans – Loans where there is objective evidence that an impairment loss has occurred.

Insurance Risk – The risk of loss due to actual experience being different from that assumed when an insurance product was designed and priced.

Interest Rate Risk – The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Interest Rate Swaps – Transactions in which two parties exchange interest flows on a specified notional amount on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest. Notional amounts upon which interest payments/receipts are based are not exchanged.

Liquidity Risk – The risk that we would be unable to honour daily cash commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions.

Loss Given Default – Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Market Risk – The risk of loss or harm due to adverse movements in market prices, interest rates and/or foreign exchange rates.

Net Finance Margin – Net financing and investment income expressed as a percentage of average income earning assets.

Net Financing and Investment Income – Loan, marketable securities, cash equivalents and investment revenues net of interest expense and financing-related expenses.

Net Revenue – Net income excluding the provision for credit losses, net insurance service expenses, net unrealized gains and losses and administrative expenses.

Non-IFRS Measures – Financial measures which are not calculated in accordance with or defined under IFRS Accounting Standards. These measures are used by management to enhance understanding of financial performance and to support financial and operational decision-making, they do not have standardized meanings and may not be comparable to similar measures used by other institutions.

Operational Risk – The risk of loss or harm resulting from inadequate or failed internal processes, people and systems or from external events.

Performing Loans – Loans for which there is reasonable assurance that EDC can collect the principal and interest on time.

Probability of Default – The likelihood that a borrower will not be able to meet its scheduled repayments.

Productivity Ratio – Administrative expenses expressed as a percentage of net revenue excluding the impact due to fluctuations in the exchange rate from the rate projected in the Corporate Plan.

SOFR – Secured Overnight Financing Rate – The interest rate that reflects the cost of borrowing cash overnight using U.S. Treasury securities as collateral.

Structured Entity (SE) – An entity created to accomplish a narrow and well-defined objective. The SE is designed so that voting or similar rights are not the dominant factor in deciding who controls the entity.

Structured Notes – Hybrid securities that combine debt instruments with derivative components.

Undisbursed Loan Commitments – A contractual amount under an existing loan agreement that has yet to be advanced to the borrower.

175	EDC 2025 Integrated Annual Report

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